

MUELLER
INDUSTRIES

2023 ANNUAL REPORT
2024 PROXY STATEMENT

RESULTS AT A GLANCE

SUMMARY OF OPERATIONS (Dollars in thousands except per share data)	2023 ($)	2022 ($)	2021 ($)	2020 ($)	2019 ($)
Net sales	3,420,345	3,982,455	3,769,345	2,398,043	2,430,616
Operating income	756,053	877,149	655,845	245,838	191,403
Net income	602,897	658,316	468,520	139,493	100,972
Adjusted EBITDA[1]	778,662	914,507	645,535	272,399	232,648
Diluted earnings per share	5.30	5.82	4.12	1.24	0.90
Dividends per share[3]	0.60	0.50	0.26	0.20	0.20
SUMMARY OF CASH FLOW					
Cash Flow from Operations	672,766	723,943	311,701	245,073	200,544
Capital Expenditures	54,025	37,639	31,833	43,885	31,162
Free-Cash Flow[2]	618,741	686,304	279,868	201,188	169,382
SIGNIFICANT YEAR-END DATA					
Cash, cash equivalents and ST investments	1,269,039	678,881	87,924	119,075	97,944
Total Assets	2,759,301	2,242,399	1,728,936	1,528,568	1,370,940
Total Debt	981	2,029	1,875	327,876	386,254
Ratio of current assets to current liabilities	6.4 to 1	4.4 to 1	2.7 to 1	2.4 to 1	3.0 to 1
Book value per share[3]	20.48	15.71	10.67	6.81	5.65

2023 HIGHLIGHTS



GROSS MARGIN



FREE CASH FLOW

(1)   Adjusted EBITDA is a non-GAAP financial measure. See Appendix A for a reconciliation of Adjusted EBITDA to our results reported under GAAP.

(2)   Free cash flow is a non-GAAP financial measure, which represents cash flow from operations minus capital expenditures. Both cash flow from operations and capital expenditures presented above are as reported in the Company's Annual Reports on Form 10-K for the years presented.

(3)   Adjusted for the two-for-one stock split that occurred on October 20, 2023.

MESSAGE FROM OUR CHAIRMAN



Dear Stockholders:

In terms of financial performance, 2023 was the second best year in the history of our Company, surpassed only by the record year we had in 2022. Net income was approximately $602.9 million on $3.4 billion in sales; we generated an impressive $672.8 million in cash flow from operations; and we delivered a 61.9% return to our shareholders.

This strong performance occurred despite challenging market conditions, most notably interest rates reaching multiyear highs and persistent inflation. While our U.S. businesses experienced the greatest decline in demand over the prior year, overall end user consumption remained at reasonable levels. We largely attribute the decline in demand to customers' rebalancing their inventories as a result of the surpluses they built amidst the supply chain disruptions experienced in 2021-2022. For our international operations, changes in business conditions in 2023 were less significant, as the softening of those markets predated the impact in the U.S.

Operations Overview

After operating in 2022 at a fairly intense pace, 2023 can be characterized as a year of "optimization". Generally speaking, we focused on executing on projects aimed at improving overall efficiencies to adjust to changing conditions. We executed on increasing productive capacity and throughput, thereby enabling us to consolidate volumes and close duplicative and higher cost operations. Although a lot of this work did not necessarily bolster our financial results in 2023, the time and resources we invested have strengthened us for 2024 and beyond.

In addition to all of the other work we had on our plates, we also persevered through two unforeseen disasters. In March of 2023, a category 3 tornado directly hit our copper fittings plant in Covington, Tennessee. The tornado crippled one of our core operations, and also hit the local community hard. Nonetheless, our people demonstrated their "can do spirit" as they set up temporary manufacturing operations and leveraged other Mueller operations, as well as both suppliers and competitors, to maintain the flow of products, all with an unrelenting commitment to servicing our customers. As we approach the one-year anniversary of this event, the plant remains closed, but the reconstruction of the building and offices is nearing completion. Some manufacturing activity will resume during the second quarter of 2024, but a full recovery will take significantly longer. We expect to recoup our losses, including extensive business interruption losses, through our insurance upon completion of the restoration process.

The tornado at Covington came on the heels of the previously reported fire that leveled the primary manufacturing plant and administrative offices of our Westermeyer business in Bluffs, Illinois in late 2022. Throughout 2023, the Westermeyer team worked tirelessly to recover and rebuild, all while operating out of makeshift operations. We can now report that our new facility is complete, and that the installation of new and advanced manufacturing equipment is underway. Not only will the business begin operating at full strength by May, but it will also now have ample space and capacity to grow and expand.

Although these adversities presented some significant hurdles for our team, they have also elevated and better positioned these businesses for the future. To have achieved the results we did notwithstanding the variety of challenges we faced is truly a testament to the resilience of our dedicated team and business model.

At our core, we are a manufacturer, and our people are our most important resource. We are proud to report that in 2023, we again set new records in our safety performance, reducing our incident rate per hour worked by 10% to our lowest rate since we began maintaining these statistics. Safety is imperative, and we will continue to pursue operational excellence and strive towards our goal of no accidents.

Financial Health

Our financial health is excellent. We ended 2023 with cash and short-term investments totaling $1.3 billion net of debt, and a current ratio of 6.4 to 1. Our operations are well capitalized, and we will continue to reinvest to be a low cost, sustainable producer. For the fourth straight year, we have announced a double-digit (33%) dividend increase. We will continue to deploy capital in both a balanced and opportunistic manner, maintaining a long-term focus on growth with a goal of delivering double-digit compounded annual returns.



REGULAR DIVIDENDS PER SHARE
(all data adjusted for the two-for-one stock split in 2023)

*announced

Outlook

We have a positive business outlook for 2024 and beyond. Although government infrastructure spending to date across most categories has not proceeded as rapidly as news headlines may suggest, the increasingly apparent need to replace aging systems will help ignite these markets and amplify demand for our products as conditions improve. With respect to building construction, our primary market, housing, remains underserved, and the moderation of interest rates — which we believe have hit their peak — will similarly spur demand.

One enduring source of our confidence is the nature of our product base, which is used in a wide range of applications from water quality and transmission, to climate comfort, to food preservation and more. The common thread across our portfolio is that our products are essential to everyday life. It is these types of critical infrastructure products on which we will continue to invest, focus, and seek new, potentially transformational growth opportunities.

Without a doubt, 2024 will present new challenges and opportunities, but our organization is experienced, hungry and prepared to tackle them. We are extremely grateful and proud of our dedicated employees who make Mueller the best in the business. We thank our customers for their loyalty, and you, our stockholders, for your continued investment in our Company.

Very truly yours,

Greg Christopher
Chairman & CEO



MUELLER INDUSTRIES

THURSDAY, MAY 9, 2024

8:00 A.M., Central Time

150 Schilling Boulevard
Collierville, Tennessee 38017

NOTICE
of Annual Meeting of Stockholders

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



BY INTERNET
http://www.proxyvote.com



BY TELEPHONE
Call the telephone number on your proxy card.



BY MAIL
Mark, date, sign and return your proxy card in the enclosed envelope



IN PERSON
Attend the Annual meeting at the Company's headquarters.

It is important that your shares be represented at the Annual Meeting regardless of the size of your holdings. Whether or not you intend to be present at the meeting in person, we urge you to mark, date and sign the enclosed proxy card and return it in the enclosed self-addressed envelope, which requires no postage if mailed in the United States.

PURPOSE

To vote on four proposals:

1. To elect eight directors, each to serve on the Company's Board of Directors (the "Board"), until the next annual meeting of stockholders (tentatively scheduled for May 8, 2025), or until his or her successor is elected and qualified;

2. To consider and act upon a proposal to approve the appointment of Ernst & Young LLP, independent registered public accountants, as auditors of the Company for the fiscal year ending December 28, 2024;

3. To conduct an advisory vote on the compensation of the Company's named executive officers ("NEOs");

4. To approve the Company's 2024 Incentive Plan; and

To conduct and transact such other business as may properly be brought before the Annual Meeting and any adjournment thereof.

RECORD DATE

Only stockholders of record at the close of business on March 14, 2024, will be entitled to notice of and vote at the Annual Meeting or any adjournment(s) thereof. A complete list of stockholders entitled to vote at the Annual Meeting will be prepared and maintained at the Company's corporate headquarters at 150 Schilling Boulevard, Suite 100, Collierville, Tennessee 38017. This list will be available for inspection by stockholders of record during normal business hours for a period of at least 10 days prior to the Annual Meeting.

/s/ Christopher J. Miritello

/s/ Christopher J. Miritello
Christopher J. Miritello
Corporate Secretary
March 28, 2024

TABLE OF CONTENTS

PROXY SUMMARY

THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION IN THIS PROXY STATEMENT. PLEASE REVIEW THE ENTIRE PROXY STATEMENT AND OUR ANNUAL REPORT ON FORM 10-K BEFORE VOTING YOUR SHARES.

— INFORMATION ABOUT VOTING AND THE ANNUAL MEETING

We are providing you with these proxy materials in connection with the solicitation by the Board of Directors of Mueller Industries, Inc. (the "Company") of proxies for our 2024 Annual Meeting of Stockholders (the "Annual Meeting"), which will be held at 8:00 A.M. Central time on Thursday, May 9, 2024, at our corporate headquarters located at 150 Schilling Boulevard, Collierville, Tennessee 38017.

Notice of the availability of this Proxy Statement, together with the Company's Annual Report for the fiscal year ended December 30, 2023, is first being mailed to stockholders on or about March 28, 2024. Pursuant to rules adopted by the Securities and Exchange Commission, the Company is providing access to its proxy materials over the Internet at http://www.proxyvote.com.

When a proxy card is returned properly signed, the shares represented thereby will be voted in accordance with the stockholder's directions appearing on the card. If the proxy card is signed and returned without directions, the shares will be voted for the nominees named herein and in accordance with the recommendations of the Company's Board of Directors as set forth herein. A stockholder giving a proxy may revoke it at any time before it is voted at the Annual Meeting by giving written notice to the secretary of the Annual Meeting or by casting a ballot at the Annual Meeting. Votes cast by proxy or in person at the Annual Meeting will be tabulated by election inspectors appointed for the Annual Meeting. The election inspectors will also determine whether a quorum is present. The holders of a majority of the shares of common stock, $.01 par value per share ("Common Stock"), outstanding and entitled to vote who are present either in person or represented by proxy will constitute a quorum for the Annual Meeting.

The cost of soliciting proxies will be borne by the Company. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies by telephone or otherwise. The Company will reimburse brokers or other persons holding stock in their names or in the names of their nominees for their charges and expenses in forwarding proxies and proxy material to the beneficial owners of such stock.

Record Date: March 14, 2024

2023 PERFORMANCE



OPERATING PERFORMANCE

$ millions

Operating Income   Adj. Operating Income   Adjusted EBITDA

REPORTED DILUTED EPS
(adjusted for two-for-one stock split in 2023)

$0.90 (2019), $1.24 (2020), $4.12 (2021), $5.82 (2022), $5.30 (2023)

ANNUAL MEETING OF STOCKHOLDERS

Date and Time:
Thursday, May 9, 2024
8:00 A.M., Central Time

Place:
150 Schilling Boulevard
Collierville, Tennessee 38017

Record Date:
March 14, 2024

AGENDA AND VOTING MATTERS

We are asking you to vote on the following proposals at the Annual Meeting:

Proposal	Board Recommendation	Page Reference
Proposal 1 – Election of Directors	**FOR** each nominee	11
Proposal 2 – Approval of Auditor	**FOR**	21
Proposal 3 – Say-on-Pay	**FOR**	23
Proposal 4 – Approval of 2024 Incentive Plan	**FOR**	42

— PROPOSAL 1: ELECTION OF DIRECTORS

The following table provides summary information about each director nominee. The Board of Directors believes that these nominees reflect an appropriate composition to effectively oversee the performance of management in the execution of the Company's strategy, and as such, recommends a vote "for" each of the eight nominees listed below.

Name	Age	Director Since	Primary Occupation	Independence	Committee Memberships	Current Other Public Boards
Gregory L. Christopher *Chairman and Chief Executive Officer*	62	2010	Chief Executive Officer, Mueller Industries, Inc.	N	None	None
Elizabeth Donovan	71	2019	Retired, Chicago Board Options Exchange	Y	N*	None
William C. Drummond	70	2022	Principal, The Marston Group PLC	Y	A	None
Gary S. Gladstein	79	2000	Private Investor, Consultant	Y	C	None
Scott J. Goldman	71	2008	Chief Executive Officer, TextPower, Inc.	Y	C*, N	None
John B. Hansen	77	2014	Retired Executive Vice President, Mueller Industries, Inc.	Y	A*, N	None
Terry Hermanson *Lead Independent Director since January 1, 2019*	81	2003	Principal, Mr. Christmas Incorporated	Y	C	None
Charles P. Herzog, Jr.	66	2017	Co-Founder and Principal, Atadex LLC & Vypin LLC	Y	A	None

A = Audit Committee
C = Compensation and Personnel Development Committee
N = Nominating and Governance Committee
* = Chair

Director Experiences and Skills

 **Financial Reporting**

 **International Business**

 **Manufacturing/Industries**

 **Supply Chain/Logistics**

 **Technology/Cybersecurity**

 **Equity Markets/Securities**

— PROPOSAL 2: RATIFICATION OF INDEPENDENT AUDITORS

We ask our stockholders to approve the selection of Ernst & Young LLP ("EY") as our independent registered public accounting firm for the fiscal year ending December 30, 2023. Below is summary information about fees paid to EY for services provided in 2023 and 2022:

	2023	2022
Audit Fees	$ 3,504,288	$ 3,298,330
Audit-Related Fees	$ 71,234	$ 53,000
Tax Fees	$ 494,663	$ 617,000
All Other Fees	—	—
	$ 4,070,185	$ 3,968,330

PROPOSAL 3: ADVISORY VOTE TO APPROVE COMPENSATION OF NEOs

We are seeking your advisory vote to approve the compensation of our named executive officers as disclosed in this proxy statement. Our executive officers are responsible for achieving long-term strategic goals, and as such, their compensation is weighted toward rewarding long-term value creation for stockholders. Beyond base salary and traditional benefits, we maintain an annual cash incentive compensation program that is driven by a pay-for-performance philosophy and based on ambitious performance targets both at the Company and business line levels. We also maintain a long-term equity incentive compensation program, the primary objective of which is to motivate and retain top talent — a particularly vital goal given the uniquely competitive industry in which we operate. Accordingly, we utilize a combination of extended time-vesting schedules and performance-based vesting criteria to encourage executives and associates alike to enjoy lengthy tenures at the Company, develop industry expertise and relationships, ensure sound transition and succession planning, and drive our long-term success.

Our emphasis on a pay for performance compensation model is best illustrated in the following charts, which show that in 2023, a substantial majority of our NEOs' overall compensation — consisting of target long-term and short-term incentive compensation combined — is performance-based or "at risk."



CEO

8% Base Salary

92% AT-RISK COMPENSATION

54% Long-Term Incentive

38% Annual Incentive



OTHER NEOs

10% Base Salary

52% Long-Term Incentive

90% AT-RISK COMPENSATION

38% Annual Incentive

PROPOSAL 4: APPROVAL OF THE COMPANY'S 2024 INCENTIVE PLAN

We are seeking your approval of the 2024 Incentive Plan (the "2024 Plan"), which is included with this Proxy Statement. If approved by our stockholders, the 2024 Incentive Plan will enable the Company to make future stock-based awards in furtherance of its broader compensation strategy as discussed more fully herein. Specifically, the Board of Directors believes that the 2024 Plan will play an integral role in attracting and retaining the high caliber employees who are essential to the Company's success, and in motivating those individuals to enhance our growth and profitability. The Board of Directors also believes that stock ownership by employees provides performance incentives and fosters long-term commitments that benefit the Company and its stockholders.

PROPOSAL 1:
ELECTION OF DIRECTORS

Eight director nominees will be elected at the Annual Meeting, each to serve until the next annual meeting (tentatively scheduled for May 8, 2025), or until the election and qualification of their successors. At the recommendation of the Nominating and Governance Committee, the Board has nominated the following persons to serve as directors for the term beginning at the Annual Meeting: Gregory L. Christopher, Elizabeth Donovan, William C. Drummond, Gary S. Gladstein, Scott J. Goldman, John B. Hansen, Terry Hermanson and Charles P. Herzog, Jr. (collectively, the "Nominees").

Directors are elected by a plurality of the votes cast, which means that the individuals who receive the greatest number of votes cast "For" are elected as directors up to the maximum number of directors to be chosen at the Annual Meeting. Consequently, any shares not voted "For" a particular director (whether as a result of a direction to withhold or a broker non-vote) will not be counted in such director's favor.

The Board of Directors has adopted a majority vote policy in uncontested elections. An uncontested election means any stockholders meeting called for purposes of electing any director(s) in which (i) the number of director nominees for election is equal to the number of positions on the Board of Directors to be filled through the election to be conducted at such meeting, and/or (ii) proxies are being solicited for the election of directors solely by the Company.

The election of directors solicited by this Proxy Statement is an uncontested election. In the event that a nominee for election in an uncontested election receives a greater number of votes "Withheld" for his or her election than votes "For" such election, such nominee will tender an irrevocable resignation to the Nominating and Governance Committee, which will decide whether to accept or reject the resignation and submit such recommendation for prompt consideration by the Board of Directors no later than ninety (90) days following the uncontested election.

SELECTING NOMINEES TO THE BOARD

The Nominating and Governance Committee considers, among other things, the following criteria in selecting and reviewing director nominees:

- personal and professional integrity, and the highest ethical standards;
- skills, business experience and industry knowledge useful to the oversight of the Company based on the perceived needs of the Company and the Board at any given time;
- the ability and willingness to devote the required amount of time to the Company's affairs, including attendance at Board and committee meetings;
- the interest, capacity and willingness to serve the long-term interests of the Company; and
- the lack of any personal or professional relationships that would adversely affect a candidate's ability to serve the best interests of the Company and its stockholders.

The Nominating and Governance Committee also assesses the contributions of the Company's incumbent directors in connection with their potential re-nomination. In identifying and recommending director nominees, the Committee members take into account such factors as they determine appropriate, including recommendations made by the Board of Directors.

As reflected in its formal charter, the Nominating and Governance Committee considers the diversity of the Company's Board and employees to be a tremendous asset. The Company is committed to maintaining a highly qualified and diverse Board, and as such, all candidates are considered regardless of their age, gender, race,

color of skin, ethnic origin, political affiliation, religious preference, sexual orientation, country of origin, disability or any other category.

Through Charter amendments enacted in February 2023, the Nominating and Governance Committee reaffirmed its commitment to including, in each search, qualified candidates who reflect diverse backgrounds, including diversity of gender and race. Moreover, the Committee will consider all candidates irrespective of whether their backgrounds includes work in the corporate, academic, government or non-profit sectors. These efforts to promote diversity are assessed annually to assure that the Board contains a balanced and effective mix of individuals capable of advancing the Company's long-term interests.

The Nominating and Governance Committee does not consider individuals nominated by stockholders for election to the Board. The Board believes that this is an appropriate policy because the Company's Restated Certificate of Incorporation and Amended and Restated By-laws ("Bylaws") allow a qualifying stockholder to nominate an individual for election to the Board, said nomination of which can be brought directly before a meeting of stockholders. Procedures and deadlines for doing so are set forth in the Company's Bylaws, the applicable provisions of which may be obtained, without charge, on the Company's website or upon written request to the Secretary of the Company at the address set forth herein.

The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the procedures set forth in the Bylaws. See "Stockholder Nominations for Board Membership and Other Proposals for 2024 Annual Meeting."

— DIRECTOR NOMINEE BIOGRAPHIES

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS **VOTE** THEIR SHARES **FOR** EACH OF THE NOMINEES.

GREGORY L. CHRISTOPHER
Chairman of the Board and Chief Executive Officer

Age 62
Director Since 2010

Mr. Christopher has served as Chairman of the Board of Directors since January 1, 2016. Mr. Christopher has served as Chief Executive Officer of the Company since October 30, 2008. Prior to that, he served as the Company's Chief Operating Officer and President of the Standard Products Division.

ELIZABETH DONOVAN

Age 71
Director Since 2019

Ms. Donovan was an early member, and at the time, one of the few women on the Chicago Board Options Exchange. She subsequently became an independent broker representing major institutional options orders and has been retired from employment for more than five years.

Ms. Donovan was nominated to serve as a director of the Company because of her knowledge of market dynamics and institutional trading practices, knowledge acquired through her 18-year tenure as a fiduciary representative amidst an array of market conditions. She currently serves as Chairwoman of the Nominating and Governance Committee.

WILLIAM C. DRUMMOND

Age 70
Director Since 2022

Mr. Drummond, a Certified Public Accountant, has served as a Principal of The Marston Group PLC, a CPA and advisory firm, since 2013. Prior to that, he was a Partner at Ernst & Young LLP ("EY").

Mr. Drummond was nominated to serve as a director of the Company because of his strength in the area of accounting, combined with his financial acumen, and his knowledge of and experience with tax and audit matters. He currently serves on the Audit Committee.

GARY S. GLADSTEIN

Age 79
Director Since 2000

Mr. Gladstein served as Chairman of the Board of Directors of the Company from 2013 to 2015, and was previously a director of the Company from 1990 to 1994. Mr. Gladstein is currently an independent investor and consultant. From the beginning of 2000 to August 31, 2004, Mr. Gladstein was a Senior Consultant at Soros Fund Management. He was a partner and Chief Operating Officer at Soros Fund Management from 1985 until his retirement at the end of 1999. During the past five years, Mr. Gladstein also served as a director of Inversiones y Representaciones Sociedad Anónima, Darien Rowayton Bank and a number of private companies.

Mr. Gladstein was nominated to serve as a director of the Company because of his financial and accounting expertise, combined with his years of experience providing strategic advisory services to complex organizations. In addition, having been a member of the compensation, audit and other committees of public company boards, Mr. Gladstein is deeply familiar with corporate governance issues. He currently serves on the Compensation and Personnel Development Committee.

SCOTT J. GOLDMAN

Age 71
Director Since 2008

For 12 years, Mr. Goldman has served as Chief Executive Officer of TextPower, Inc., which provides software-integrated text messaging alerts to utilities, municipalities and courts. He holds multiple patents for cybersecurity-related authentication technologies and speaks, writes and educates executives about cybersecurity matters. He has assisted Fortune 1000 companies in licensing, developing, building and operating wireless technologies and systems around the world.

Mr. Goldman was nominated to serve as a director of the Company because of his extensive experience with cybersecurity, advanced technologies and global market strategies. He currently serves as Chairman of the Compensation and Personnel Development Committee, and is also a member of the Nominating and Governance Committee.

JOHN B. HANSEN

Age 77 **Director Since 2014**	Prior to his retirement as an Executive Vice President of the Company in 2014, Mr. Hansen served the Company in a variety of roles, including President-Plumbing Business, President-Manufacturing Operations and Senior Vice President – Strategy and Industry Relations. *Mr. Hansen was nominated to serve as a director because of his extensive industry experience and deep knowledge of the Company, its full array of operations and the global markets it serves. He currently serves as Chairman of the Audit Committee, and is also a member of the Nominating and Governance Committee.*

TERRY HERMANSON
Lead Independent Director

Age 81 **Director Since 2003**	Mr. Hermanson has been the principal of Mr. Christmas Incorporated, a wholesale merchandising company, since 1978, and presently serves as its Chairman. *Mr. Hermanson was nominated to serve as a director of the Company because of his extensive experience in manufacturing, importing, sales, international business and strategic planning. In addition to serving as Lead Independent Director, Mr. Hermanson is also a member of the Compensation and Personnel Development Committee.*

CHARLES P. HERZOG, JR.

Age 66 **Director Since 2017**	Since 2010, Mr. Herzog has been a principal at Atadex LLC, a firm he co-founded. He co-founded a second firm, Vypin LLC, in 2016. Atadex and Vypin provide advanced technological and data delivery solutions to support the transportation logistics industry. *Mr. Herzog was nominated to serve as a director of the Company based on his extensive knowledge of the transportation logistics industry, and the developing technologies that support it. He currently serves as a member of the Audit Committee.*

CORPORATE GOVERNANCE

― GOVERNANCE HIGHLIGHTS

Our Board of Directors' commitment to sound governance practices is embodied in its Corporate Governance Guidelines, which are periodically reviewed in light of evolving trends, regulations and related disclosure requirements. These practices include the following:

Board Independence	• Seven of our eight director nominees are independent. • Our CEO is our only management director.
Board Composition	• All Board members are elected annually. • The Board annually evaluates its performance and the performance of its committees.
Board Committees	• We have three committees: Audit; Compensation and Personnel Development; and Nominating and Governance • All committees are composed entirely of independent directors.
Leadership Structure	• Our Board has a Lead Independent Director who liaises between our CEO & Chairman and other directors. • Among other duties, our Lead Independent Director chairs executive sessions of our independent directors.
Environmental, Social & Governance (ESG) Oversight	• Our Nominating & Governance Committee oversees our ESG program, and delegates such responsibilities to other committees, subcommittees or the full Board of Directors as necessary.
Open Communication	• We encourage open communication and strong working relationships among the Lead Independent Director, Chairman and other directors • Our directors have direct access to management
Stock Ownership	• Our directors are subject to stock ownership requirements.

― DIRECTOR INDEPENDENCE

In order for a director to qualify as "independent," our Board of Directors must affirmatively determine, consistent with NYSE rules, that the director has no material relationship with the Company that would impair the director's independence. Our Board of Directors undertook its annual review of director independence in February 2024. In applying the NYSE standards for independence, and after considering all relevant facts and circumstances, the Board of Directors has affirmatively determined that all directors, with the exception of Mr. Christopher, are "independent." In the course of the Board of Directors' determination regarding the independence of each non-management director, the Board considered for:

• Mr. Drummond, the fact that although he was previously a partner with EY, the Company's independent auditing firm, he retired from EY in 2012, and the Company has received written confirmation from EY that (i) all independence issues related to his service on the Company's Board of Directors have been resolved, (ii) Mr. Drummond would not be receiving any unfunded retirement benefits from EY, and (iii) all other non-pension related financial ties and firm amenities had been settled.

• Mr. Hansen, the fact that while he was previously an executive officer of the Company (until his retirement on April 30, 2014), more than five years have lapsed since the termination of his employment relationship with the Company.

— BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors and its committees meet regularly throughout the year, and may also hold special meetings and act by written consent from time to time. In 2023, the Board of Directors held four regularly scheduled meetings and one special meeting. During this time, our directors attended 100% of our Board of Directors meetings and meetings of the committees on which they served.

Three standing committees have been convened to assist the Board of Directors with various functions: the Audit Committee, the Compensation and Personnel Development Committee, and the Nominating and Governance Committee. Each committee operates pursuant to a formal charter that may be obtained, free of charge, at the Company's website at www.muellerindustries. com, or by requesting a print copy from our Corporate Secretary at the address listed herein.

AUDIT COMMITTEE

Current Members:

John B. Hansen (Chairman)

William C. Drummond

Charles P. Herzog, Jr.

Meetings in 2023: 6

The Audit Committee assists the Board of Directors in fulfilling its oversight functions with respect to matters involving financial reporting, independent and internal audit processes, disclosure controls and procedures, internal controls over financial reporting, related-party transactions, employee complaints, cybersecurity and risk management. In particular, the Audit Committee is responsible for:

- appointing, retaining, compensating and evaluating the Company's independent auditors;
- reviewing and discussing with management and the independent auditors the Company's annual and quarterly financial statements, and accounting policies;
- reviewing the effectiveness of the Company's internal audit procedures and personnel;
- reviewing, evaluating and assessing the Company's risk management programs, including with respect to cybersecurity;
- reviewing the Company's policies and procedures for compliance with disclosure requirements concerning conflicts of interest and the prevention of unethical, questionable or illegal payments; and
- making such other reports and recommendations to the Board of Directors as it deems appropriate.

The Board of Directors has determined that each Audit Committee member meets the standards for independence required by the New York Stock Exchange (the "NYSE") and applicable SEC rules. Moreover, it has determined (i) that all members of the Audit Committee are financially literate; and (ii) that William C. Drummond possesses accounting and related financial management expertise within the meaning of the listing standards of the NYSE, and therefore is an audit committee financial expert within the meaning of applicable SEC rules. In accordance with the rules and regulations of the SEC, the above paragraph regarding the independence of the members of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C of the Exchange Act or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general incorporation by reference of this Proxy Statement into any other filed document.

COMPENSATION AND PERSONNEL DEVELOPMENT COMMITTEE

Current Members:

Scott J. Goldman (Chairman)

Gary S. Gladstein

Terry Hermanson

Meetings in 2023: 2

Previously known as the Compensation and Stock Option Committee, the Compensation and Personnel Development Committee was re-named in February 2023 to reflect its oversight responsibility with respect to various human capital related issues. Pursuant to its recently amended charter, the Committee is responsible for, among other things:

- providing assistance to the Board of Directors in discharging the Board of Directors' responsibilities related to executive and employee compensation and benefits; management organization; employee recruitment, engagement and retention; training and talent development; performance evaluation; succession planning; workplace culture; and employee health and safety; and
- making such recommendations to the Board of Directors as it deems appropriate.

NOMINATING AND GOVERNANCE COMMITTEE

Current Members:

Elizabeth Donovan (Chairwoman)

Scott J. Goldman

John B. Hansen

Meetings in 2023: 3

The Nominating and Governance Committee is responsible for:

- recommending director nominees to the Board of Directors;
- recommending committee assignments and responsibilities to the Board of Directors;
- overseeing the evaluation of the Board of Directors and management effectiveness;
- developing and recommending to the Board of Directors corporate governance guidelines;
- reviewing the Company's implementation of procedures for identifying, assessing, monitoring, managing and reporting on the environmental, social and governance (ESG) risks and opportunities related to the Company's business; and
- delegating responsibilities to other Board Committees, subcommittees or the full Board as it deems appropriate, including with respect to ESG matters.

— BOARD'S ROLE IN RISK OVERSIGHT

The Board of Directors is actively involved in oversight of risks that could affect the Company. These efforts can be summarized as follows:



Board of Directors
Oversees the full range of generalized risks affecting the Company, including strategic, reputational and operational risks, combined with the risk management activities of management and the Board Committees

Audit Committee
Oversees risk management processes related to financial reporting, internal controls and financial risks, including cybersecurity

Compensation and Personnel Development Committee
Oversees risks related to compensation and other human capital related policies and practices, including the attraction, development and retention of organizational talent, workplace culture and other management succession risks

Nominating and Governance Committee
Oversees risks related to Board composition and succession, as well as environmental, social, and governance (ESG) matters

Management
Handles day-to-day risk management at the Company

— STANDARDS OF CONDUCT

The Board of Directors has adopted various policies, including a comprehensive set of Corporate Governance Guidelines, by which the Company is governed. These policies are designed to promote sound corporate governance and prudent stewardship of the Company, both by the Board of Directors and management.

Anti-Pledging Policy

The Corporate Governance Guidelines include amendments adopted in February 2020 that prohibit the future pledging of the Company's common stock as security under any obligation by our directors and executive officers.

Insider Trading and Anti-Hedging Policy

The Company maintains a policy (which was recently updated in February 2023) that mandates compliance with insider trading laws and institutes safeguards to mitigate the risk of

insider trading. Further, the Corporate Governance Guidelines prohibit any director, officer or employee of the Company from engaging in short sales, transactions in derivative securities (including put and call options), or other forms of hedging and monetization transactions, such as zero-cost collars, equity swaps, exchange funds and forward sale contracts, that allow the holder to limit or eliminate the risk of a decrease in the value of the Company's securities.

Recovery Policy

In November 2023, the Board of Directors approved an enhanced policy for the recovery of erroneously awarded compensation ("Recovery Policy), which is published on the Company's website and is intended to satisfy the requirements under applicable law and NYSE listing rules. The Recovery Policy provides that if the Company is required to restate its financial results due to material noncompliance with any financial reporting requirements under the securities laws, the Company shall promptly take action to recoup from any current or former executive officer any incentive-based compensation received in excess of what would have been received based on the Company's restated financial results, as determined by the Compensation and Personnel Development Committee. The Company's right of recoupment pursuant to the Recovery Policy applies to all incentive-based compensation received during the three-year period preceding the earlier of (i) date on which the Company concludes (or reasonably should have concluded) that it is required to prepare an accounting restatement, or (ii) the date a legally authorized body directs the Company to prepare such restatement. Executive officers subject to the Recovery Policy include, the Company's NEOs and controller, business unit presidents and vice presidents, and any other officers or members of management who perform policy-making functions. The Company may not indemnify any executive officer for the loss of any erroneously awarded incentive-compensation that is repaid, returned or recovered under the terms of the Recovery Policy. Compensation earned prior to October 2, 2023 remains subject to the Company's previous recovery policy under its Corporate Governance Guidelines.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics, which is designed to help officers, directors and employees resolve ethical issues in an increasingly complex business environment. The Code of Business Conduct and Ethics is applicable to all of the Company's officers, directors and employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The Code of Business Conduct and Ethics covers topics, including but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations.

Director Responsibilities

It is the duty of the Board of Directors to serve as prudent fiduciaries for stockholders and to oversee the management of the Company's business. Accordingly, the Corporate Governance Guidelines include specifications for director qualification and responsibility, attendance, access to officers and employees, compensation, orientation, continuing education and self-evaluation.

The Company's policy is that all members of the Board of Directors attend annual meetings of stockholders, except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance with the Chairman of the Board. All members of the Board of Directors attended the 2023 annual meeting of stockholders in person.

Where to Find Our Key Governance Policies: The Corporate Governance Guidelines and Code of Business Conduct and Ethics can be obtained free of charge from the Company's website at www.muellerindustries.com, or may be requested in print by any stockholder.

— COMMUNICATION WITH THE BOARD OF DIRECTORS

Any stockholder or interested party who wishes to communicate with the Board of Directors, or specific individual directors, including the non-management directors as a group, may do so by directing a written request addressed to such directors or director in care of the Chairman of the Nominating and Governance Committee, Mueller Industries, Inc., 150 Schilling Boulevard, Suite 100, Collierville, Tennessee 38017. Communication(s) directed to the Chairman will be relayed to him, except to the extent that it is deemed unnecessary or inappropriate to do so pursuant to the procedures established by a majority of the independent directors. Communications directed to non-management directors will be relayed to the intended director except to the extent that doing so would be contrary to the instructions of the non-management directors. Any communication so withheld will nevertheless be made available to any non-management director who wishes to review it.

— RELATED PARTY TRANSACTIONS

Related party transactions may present potential or actual conflicts of interest, and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. Management carefully reviews all proposed related party transactions (if any), other than routine banking transactions, to determine if the transaction is on terms comparable to those that could be obtained in an arms-length transaction with an unrelated third party. Management reports to the Audit Committee, and then to the Board of Directors on all proposed material related party transactions. Upon the presentation of a proposed related party transaction to the Audit Committee or the Board of Directors, the related party is excused from participation in discussion and voting on the matter.

— CORPORATE SUSTAINABILITY

The Company assesses and manages environmental, social and governance ("ESG") considerations that may be material to the long-term sustainability of our business. Pursuant to its charter, the Nominating and Governance Committee is responsible for reviewing and discussing with management the Company's implementation of procedures for identifying, assessing, monitoring, managing and reporting on the ESG and sustainability risks and opportunities related to the Company's business. In so doing, it may form subcommittees or delegate responsibility to other Board Committees or the full Board of Directors as it deems appropriate. Among other matters, we focus on such issues as workplace health and safety, environmental stewardship, business ethics and compliance, supply chain management and the development of human capital. We also focus outwardly on the communities in which we operate, including through a foundation that makes charitable contributions to various causes and organizations. ESG-related risks and opportunities are integral to our strategic decision-making. Such matters are addressed by senior management and subject to the oversight of the Nominating and Governance Committee and the full Board of Directors. The Company also prioritizes the enhanced reporting and disclosure of the ESG-related risks and opportunities relating to its business and associated metrics. Since 2021, the Company has published an annual Sustainability Report. The report is available on the Company's website at www.muellerindustries.com/sustainability.

2023 DIRECTOR COMPENSATION

— ELEMENTS OF DIRECTOR COMPENSATION

Our non-employee director compensation for 2023 was awarded in a combination of cash and equity, as shown below:*

Annual fee for the Lead Independent Director.	For serving as Lead Independent Director, Mr. Hermanson received an annual fee of $90,000.
Annual fee for other directors	All other non-employee directors received an annual fee of $80,000.
Meeting fees	• $3,000 per Audit Committee meeting attended • $1,500 per Compensation and Personnel Development Committee, or Nominating and Governance Committee meeting attended
Annual fees for Committee Chairs	• $25,000 for the Audit Committee Chair • $10,000 each for the chairs of the Compensation and Personnel Development and Nominating and Governance Committees
Annual equity award	• All non-employee directors were granted 3,000 shares of restricted stock on May 4, 2023 (adjusted to 6,000 shares following the two-for-one stock split that occurred on October 20, 2023).

* In his capacity as Chairman of the Board of Directors, Mr. Christopher received neither a retainer nor any meeting fees.

In addition, each director received reimbursement for such director's expenses incurred in connection with any such Board or Committee meeting, and each Committee fee was paid whether or not such committee meeting was held in conjunction with a Board of Directors meeting.

2023 NON-EMPLOYEE DIRECTOR COMPENSATION

The table below summarizes the total compensation we paid to our non-employee directors for the fiscal year ended December 30, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Cash Dividends ($)	Total ($)
Elizabeth Donovan	94,500	215,775	3,150	313,425
William C. Drummond	98,000	215,775	3,150	316,925
Gary S. Gladstein	83,000	215,775	3,150	301,925
Scott J. Goldman	97,500	215,775	3,150	316,425
John B. Hansen	127,500	215,775	3,150	346,425
Terry Hermanson	93,000	215,775	3,150	311,925
Charles P. Herzog, Jr.	100,500	215,775	3,150	319,425

(1) Represents the aggregate grant date fair value of awards granted to our directors in 2023, determined under Financial Accounting Standards Board Accounting Standards Codification 718. For information on the valuation assumptions with respect to awards made, refer to Note 18 - Stock-Based Compensation to the Company's Consolidated Financial Statements filed with its Annual Report on Form 10-K for the fiscal year ended December 30, 2023. The amounts above reflect the Company's aggregate expense for these awards and do not necessarily correspond to the actual value that will be recognized by the directors.

STOCK OWNERSHIP POLICY FOR DIRECTORS

To further align the Company's goal of aligning directors' economic interests with those of stockholders, the Company has adopted stock ownership guidelines for its non-employee directors recommending that they hold equity interests of the Company (including vested and unvested interests, provided that with respect to options, only vested options that are exercisable within 60 days of the applicable measurement date will be counted) with a value equal to three times the annual cash director fee payable to each such director. All directors are expected to comply with the stock ownership guidelines within five years of being elected to the Board of Directors, and current directors should comply as soon as practicable. Director compliance with the stock ownership guidelines is monitored on an ongoing basis by the Company's General Counsel.

PROPOSAL 2:
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed Ernst & Young LLP ("EY") to audit and certify the Company's financial statements for the fiscal year ended December 30, 2023, subject to ratification by the Company's stockholders, which requires the affirmative vote of a majority of the outstanding shares of the Company present in person or by proxy at the Annual Meeting. If the appointment of EY is not so ratified, the Audit Committee will reconsider its action and will appoint auditors for the 2024 fiscal year without further stockholder action. Notwithstanding, the Audit Committee may at any time in the future in its discretion reconsider the appointment without submitting the matter to a vote of stockholders. Representatives of EY are expected to attend the Annual Meeting to answer questions and make a statement if they so choose.

Fees for EY's audit and other services for each of the two fiscal years ended December 30, 2023 and December 31, 2022 are set forth below:

	2023	2022
Audit Fees *(professional services rendered for the audit of (i) the Company's consolidated annual and interim/quarterly financial statements, and (ii) internal controls over financial reporting)*	$ 3,504,288	$ 3,298,330
Audit-Related Fees *(assurance and other services, including international accounting and reporting compliance)*	$ 71,234	$ 53,000
Tax Fees *(tax compliance, advice and planning)*	$ 494,663	$ 617,000
All Other Fees	—	—
	$4,070,185	**$3,968,330**

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. Pre-approval is generally provided for up to one year, and any such pre-approval is detailed as to the particular service or category of services. The Audit Committee has delegated pre-approval authority to its Chairman when expedition of services is necessary. The independent auditors and management are required periodically to report to the full Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. All of the services provided by the independent auditors during fiscal years 2023 and 2022, respectively, under the categories Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees described above were pre-approved.

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS **VOTE** THEIR SHARES **FOR** THE APPROVAL OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 1301. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by Public Company Accounting Oversight Board's Rule 3526, and considered the compatibility of non-audit services provided by the independent auditors with the auditor's independence.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 30, 2023 for filing with the SEC. The Audit Committee and the Board has re-appointed, subject to stockholder approval, Ernst & Young LLP, independent auditors, to audit the consolidated financial statements of the Company for the fiscal year ending December 28, 2024.

The Audit Committee is governed by a formal charter which can be accessed from the Company's website at www.muellerindustries.com, or may be requested in print by any stockholder. The members of the Audit Committee are considered independent because they satisfy the independence requirements for Board members prescribed by the NYSE listing standards and Rule 10A-3 of the Exchange Act.

John B. Hansen, Chairman
William C. Drummond
Charles P. Herzog, Jr.

This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, and irrespective of any general incorporation language in any such filing.

PROPOSAL 3:
ADVISORY VOTE ON APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, stockholders are being asked to vote on an advisory, non-binding basis, on the compensation of the Company's named executive officers. Specifically, the following resolution will be submitted for a stockholder vote at the Annual Meeting, the approval of which will require the affirmative vote of a majority of the outstanding shares of the Company present in person or by proxy at the Annual Meeting and entitled to vote thereon:

> "RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the 2023 Summary Compensation Table included in the proxy statement for the 2024 Annual Meeting, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the section titled "Compensation Discussion and Analysis," as well as the compensation tables and other narrative executive compensation disclosures thereafter."

Although the stockholder vote is not binding on either the Board of Directors or the Company, the views of stockholders on these matters are valued and will be taken into account in addressing future compensation policies and decisions.

The Company's Compensation and Personnel Development Committee is comprised of knowledgeable and experienced independent directors, who are committed to regular review and effective oversight of our compensation programs. The Company's executive compensation program is grounded in a pay for performance philosophy, and accordingly, has been designed to motivate the Company's key employees to achieve the Company's strategic and financial goals, and to support the creation of long-term value for stockholders. Moreover, given the particularly competitive markets in which we operate and the nature of our business, a principal goal underlying the Company's long-term incentive compensation program specifically is the long-term retention and motivation of critical executives and business leaders, to ensure that the Company will continue to benefit from an exceptionally strong leadership team that will be well positioned to develop sound transition and succession plans for its key executives as such needs arise in the future. The Company's success depends upon their leadership, judgment and experience, and as such, our compensation program is designed to promote their enduring commitment to the Company. We encourage stockholders to read the Executive Compensation section of this proxy statement, including the Compensation Discussion and Analysis (CD&A) and compensation tables, for a more detailed discussion of the Company's compensation programs and policies, and how they are appropriate and effective in promoting growth, creating value, and retaining key members of our team.

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE THEIR SHARES FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

— EXECUTIVE SUMMARY

This Compensation Discussion and Analysis ("CD&A") provides an overview of how our named executive officers were compensated in 2023, as well as how this compensation furthers our established compensation philosophy and objectives.

Our Named Executive Officers

The Company's NEOs for fiscal year 2023 were:

GREGORY L. CHRISTOPHER	JEFFREY A. MARTIN	STEFFEN SIGLOCH	CHRISTOPHER J. MIRITELLO
Chief Executive Officer & Chairman	Executive Vice President, Chief Financial Officer & Treasurer	Chief Manufacturing Officer	Executive Vice President, General Counsel & Secretary

Our Compensation Philosophy and Guiding Principles

We believe in a pay for performance philosophy, such that a material portion of a named executive officer's compensation is dependent upon both the short-term and long-term strategic and financial performance of the Company, considered in light of general economic and specific Company, industry, and competitive conditions. For 2023, we continued to reward named executive officers in a manner consistent with this philosophy by setting annual incentive targets based on the Company's achievement of certain levels of operating income. While also rooted in a pay for performance philosophy, our long-term equity incentive compensation program is focused primarily on promoting retention of key executives and business leaders. We believe that our long-term equity incentive compensation program serves as a valuable tool for recruitment and retention in our industry, where the competition for leadership talent is a foremost concern, as well as for ensuring sound and smooth succession and transition planning for our NEOs. Accordingly, we continued to grant equity awards, such that any long-term compensation opportunity will be directly tied to stock performance, and will only be received by key executives and business leaders who remain with and make long-term commitments to the Company's success. The Compensation and Personnel Development Committee (hereinafter referred to as "the Committee" for purposes of this CD&A section) evaluates, on an annual basis, the overall structure and design of our program, and believes it has and continues to reflect the best balance of the Company's priorities.

OUR COMPENSATION PHILOSOPHY AND GUIDING PRINCIPLES

ALIGN COMPENSATION WITH SHAREHOLDER INTEREST

We emphasize long-term stockholder value creation by utilizing performance-based restricted stock units and stock options to deliver long-term compensation incentives while minimizing risk-taking behaviors that could undermine long-term objectives.

PAY FOR PERFORMANCE

Each executive has clear performance expectations and must contribute to the overall success of the Company, as opposed to solely objectives within his or her primary area of responsibility.

ATTRACT AND RETAIN TALENT

The attraction and retention of key executives and business leaders is a core objective of our long-term incentive compensation program. In addition to performance-based criterion, our equity awards vest on longer time horizons to incentivize key executives to make longstanding commitments to the Company.

TRANSPARENCY AND SIMPLICITY OF DESIGN

The three main elements of our compensation program — base salary, annual cash incentive compensation and long-term equity incentive compensation — reflects an appropriate blend of goals and are based on easily understood objectives.

Our Compensation Practices At a Glance

Our pay and equity programs are designed to align executives' interests with those of our stockholders, and to motivate and retain critical leaders. Below is a snapshot of our compensation practices:

WHAT WE DO	WHAT WE DON'T DO
✓ We maintain a fully independent Compensation and Personnel Development Committee.	⊘ We do not provide for single trigger severance upon a change in control.
✓ A higher percentage of our executives' compensation is variable rather than fixed.	⊘ We do not permit gross-up payments to cover excise taxes.
✓ We utilize varying performance metrics under our short-term and long-term incentive plans.	⊘ We do not permit the pledging or hedging of our common stock.
✓ Our annual incentive program is based on earnings performance and capped for maximum payouts.	⊘ We do not support compensation programs or policies that reward material or excessive risk taking.
✓ Our equity awards include extended vesting schedules and performance-based criteria.	⊘ We do not maintain any supplemental executive retirement plans.
✓ We have a recovery policy applicable to all senior employees, including all NEOs, our controller, all president and vice president level personnel, and any other employees involved in policymaking functions.	

2023 Say-on-Pay Vote and Stockholder Engagement

At our 2023 Annual Meeting, we held our annual non-binding stockholder advisory vote on executive compensation. Approximately 83% of our shares voted (excluding abstentions and broker non-votes) were in favor of the compensation of our named executive officers as disclosed in the proxy statement for the 2023 Annual Meeting.

We were gratified by the level of stockholder support received in 2023 for our non-binding stockholder advisory vote on executive compensation, and believe it reflected our continued efforts to engage with stockholders on executive compensation matters.

As in prior years, the Committee will consider the outcome of this year's stockholder advisory vote on executive compensation as it makes future compensation decisions.

DETERMINATION OF EXECUTIVE COMPENSATION

Guided by the philosophy and design outlined above, the Committee determines the compensation of our Chief Executive Officer. In turn, our Chief Executive Officer makes recommendations to the Committee regarding all components of our other NEOs' compensation, including base salary, annual cash incentive compensation, and long-term equity incentive compensation. The Committee considers and acts upon those recommendations in setting the compensation of our other NEOs.

In determining compensation, we generally do not rely upon hierarchical or seniority-based levels or guidelines, nor did the Committee formally benchmark executive compensation (or any component thereof) against any particular peer group. Instead, we utilize a more flexible approach that allows us to adapt components and levels of compensation to motivate and reward individual executives within the context of our broader strategic and financial goals. This requires that we consider subjective factors including, but not limited to the following:

- The nature of the executive's position;
- The performance record of the executive, combined with the value of the executive's skills and capabilities in supporting the long-term performance of the Company;

- The Company's overall operational and financial performance; and
- Whether each executive's total compensation potential and structure is sufficient to ensure the retention of the executive officer when considering the compensation potential that may be available elsewhere.

In making compensation decisions, the Committee relies on the members' general knowledge of our industry, supplemented by advice from our Chief Executive Officer based on his knowledge of our industry and the markets in which we participate. From time to time, we conduct informal analyses of compensation practices and our Compensation and Personnel Development Committee may review broad-based third-party surveys to obtain a general understanding of current compensation practices.

The Committee has chosen incentive operating income targets as the metric to measure performance for each NEO. Our NEOs' compensation is based upon their oversight of and responsibility for the entire Company. As such, it is reflective of the scope and breadth of their management responsibility, and the performance of the Company on a consolidated basis.

ELEMENTS OF COMPENSATION

As outlined below, our compensation program for our NEOs is comprised of three primary elements: (i) base salary and traditional benefits, (ii) annual incentive compensation, and (iii) long-term equity incentive compensation. Each element plays an integral role in our overall compensation strategy. Moreover, the Committee has approved certain executive perquisites and post-employment change-in-control compensation to our NEOs for purposes of motivating them and retaining their services.

Element of Compensation	Purpose/Description	Form/Timing of Payment
Base Salary and traditional benefits	To provide a base level of compensation for services performed, to encourage the continued service of our executive officers and to attract additional talented executive officers when necessary	Cash / throughout the fiscal year
Annual Incentive Compensation	To attract, motivate and reward executives to achieve and surpass key performance target goals	Cash / typically in February based upon the prior fiscal year's performance
Long-Term Equity Incentive Compensation	To attract, motivate and reward executives to increase stockholder value, and encourage them to make long-term commitments to serve the Company	Restricted stock units with performance and time vesting criterion / following the release of second quarter earnings

Pay-for-Performance and At-Risk Compensation

CEO


8%
Base Salary
92%
AT-RISK
COMPENSATION
54%
Long-Term
Incentive
38%
Annual Incentive

OTHER NEOs


10%
Base Salary
52%
Long-Term
Incentive
90%
AT-RISK
COMPENSATION
38%
Annual Incentive

Base Salary and Traditional Benefits

Base salaries paid to our NEOs are set forth in the "Summary Compensation Table for 2023." Base salary adjustments are determined by making reasoned subjective determinations about current economic conditions such as general wage inflation as well as the executive's qualifications, experience, responsibilities, and past performance. In addition to base salaries, we provide traditional benefits such as group health, disability, and life insurance benefits, as well as matching contributions to our 401(k) plan.

Annual Incentive Compensation

Each of our NEOs received annual incentive compensation for 2023 based upon the actual performance of the Company relative to the performance targets (as described below), which were established by the Committee on February 2, 2023. The table below shows the target annual incentive award for each of our NEOs.

For 2023, the amount of incentive compensation payable to each of our named executive officers was calculated as follows:

BASE SALARY X **INCENTIVE GRADE LEVEL FACTOR** X **PERFORMANCE FACTOR** = **ANNUAL INCENTIVE**

INCENTIVE GRADE LEVEL FACTOR

Set forth below are the incentive grade level factors for each of our NEOs:

NEO	Multiple of Base Salary
Mr. Christopher	125%
Mr. Martin	90%
Mr. Sigloch	90%
Mr. Miritello	90%

PERFORMANCE FACTOR

Set forth below are the corresponding payout percentages tied to various levels of achievement above or below pre-approved primary operating income performance targets. To promote alignment between pay and performance, incentive compensation amounts are not paid to NEOs when the achievement level of the operating income performance target is less than 73%.

Performance to Target[1]	Payout Percentage
73%	50%
86%	75%
100%	100%
109%	250%
118%	300%
127%	350%
136%	400%

(1) Performance to target percentages have been rounded to the nearest whole percent for purposes of this table.

The performance factor applicable to each of the NEOs was determined based on the achievement level of the consolidated Company incentive operating income target, as shown in the following table:

Name	Incentive Operating Income Performance Criteria[1]	Incentive Operating Income Performance Target[2]	Weighting	Performance	2023 Achievement Level Over Primary Target	2023 Performance Factor
Gregory L. Christopher	Consolidated Company	$550 million	100%	$764 million	139%	400%
Jeffrey A. Martin	Consolidated Company	$550 million	100%	$764 million	139%	400%
Steffen Sigloch	Consolidated Company	$550 million	100%	$764 million	139%	400%
Christopher J. Miritello	Consolidated Company	$550 million	100%	$764 million	139%	400%

(1) Incentive operating income is the performance criteria metric used for all bonus plans. Incentive operating income includes adjustments to operating income as presented in the Company's audited financial statements for purposes of defining the performance criteria, such as: (i) certain standard adjustments made annually, including expenses associated with phantom shares granted to personnel in our European businesses and FIFO variances; and (ii) certain adjustments made when applicable, including impairment charges, certain gains or losses on the sale of assets, certain gains stemming from claim recoveries, consolidation related expenses and purchase accounting adjustments.

(2) The performance targets applicable to our NEOs were established by the Committee on February 2, 2023, and continue the Company's longstanding approach of establishing ambitious performance goals that would motivate and incentivize our NEOs to deliver value to our stockholders throughout the Company's fiscal year.

2023 NEO ANNUAL INCENTIVE CALCULATIONS

As a result of 2023 performance, the annual incentive payments for the NEOs were calculated as follows:

MR. CHRISTOPHER

| TARGET AWARD[1] $1,812,500 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 500% |

MR. MARTIN

| TARGET AWARD[1] $391,327 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 360% |

MR. SIGLOCH

| TARGET AWARD[1] $330,774 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 360% |

MR. MIRITELLO

| TARGET AWARD[1] $323,339 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 360% |

(1) The target award is determined by multiplying the NEO's base earnings by the applicable incentive grade level factor.

Long-Term Equity Incentive Compensation Program

OVERVIEW

Our long-term equity-based incentive compensation program serves three goals:

1. Aligning our NEOs' financial interests with the interests of our stockholders;
2. Retaining the services of talented and seasoned executives, motivating them to make deep, long-term commitments to the Company, and ensuring sound and smooth succession and transition planning for the Company and our NEOs; and
3. Rewarding our NEOs for advancing our long-term financial success and increasing stockholder value.

The Committee has made the retention of executives and key employees a particular focus of the long-term equity incentive compensation program in recent years.

The Committee has decided that the best way to meet the objectives of our long-term incentive program is to award a combination of performance-based restricted stock and time-based restricted stock, allocated as shown below. In 2023, to reaffirm the alignment of pay and performance, the Committee chose to award only performance-based restricted stock to our NEOs, which, provided performance criteria are met, will cliff vest after a period of three years for Messrs. Christopher, Martin and Sigloch, and five years for Mr. Miritello.

NEO (INCLUDING CEO) LONG-TERM EQUITY MIX



100% Performance-based Restricted Stock

The Committee believes that the extended and cliff vesting schedules and performance criteria described below will motivate our NEOs and key employees to remain with the Company and make long-term contributions to stockholder value generation.

VESTING SCHEDULE FOR PERFORMANCE-BASED RESTRICTED STOCK

To foster executive retention, 100% of the regular annual equity awards given to NEOs in 2023, all of which are performance-based, will cliff vest after a period of three years (or five years for Mr. Miritello). The Committee elected to use a long-term vesting schedule to promote executive retention in our competitive industry and to incentivize performance. However, given the importance of long-term equity incentive awards in our compensation program, the Committee provided for accelerated vesting in the event of death, disability or a change in control (as explained in more detail in the "2023 Grant of Plan Based Awards Table"). The Committee believes that accelerated vesting would be appropriate in those circumstances to encourage our executives to focus on the potential benefits of a change in control transaction for our stockholders without harboring concerns for their financial security.

2023 PERFORMANCE-BASED RESTRICTED STOCK AWARDS

(100% of total NEO awards)


JANUARY 1, 2023
PERFORMANCE PERIOD BEGINS
YEAR 1
YEAR 2
YEAR 3
JULY 30, 2026
VESTING(1)
OCTOBER 26, 2023
AWARD GRANTED
DECEMBER 27, 2025
PERFORMANCE PERIOD ENDS

(1) Mr. Miritello's 2023 performance-based restricted stock award has a five-year vesting term and is therefore scheduled to vest on July 30, 2028.

PERFORMANCE CRITERIA FOR PERFORMANCE-BASED RESTRICTED STOCK

Of the annual equity awards granted to our NEOs in 2023, 100% are performance-based, and vesting is contingent upon the Company's performance as measured by an adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) metric. This single metric was utilized in 2023 to prioritize management's enhanced attention to earnings and cash flow. Specifically, utilizing this metric ensures that annual performance-based awards to these NEOs will only vest based upon the achievement of specified earnings growth targets over a three-year performance period, which for the 2023 grants, was January 1, 2023 to December 27, 2025. For this purpose, the adjusted EBITDA metric means the total adjusted EBITDA achieved by the Company during the three-year performance period, as compared with a cumulative adjusted EBITDA target of $1.25 billion.

The degree to which the annual equity awards granted to our NEOs vest is contingent upon the Company's actual performance as compared with the adjusted EBITDA target. The table below illustrates the applicable achievement levels and corresponding vesting percentages based upon the adjusted EBITDA metric. If the achievement percentage is less than 80%, the vesting percentage is 0%. Moreover, if the achievement percentage is between the specified levels, the vesting percentage is determined by linear interpolation.

ADJUSTED EBITDA METRIC

Achievement Percentage	Vesting Percentage
80%	50%
110%	200%

To be clear, the adjusted EBITDA target established for our annual equity grants is just one of a number of different, yet complementary performance metrics utilized by the Company in its efforts to design an overall compensation program that is appropriately balanced and furthers its underlying aims. For example, the Company's performance-based compensation program also incorporates the ambitious short and long-term operating targets that underlie the Company's annual cash incentive compensation program and reflect the Company's long-term aspirations for strategic growth.

The Company has traditionally maintained, and will continue to maintain lofty expectations and goals with respect to stockholder value creation. Nevertheless, given the primary retention aim of the long-term equity incentive compensation program, the Committee has concluded that the performance-based criterion for the equity awards granted to our NEOs are appropriate in the context of our well-balanced overall executive compensation program.

TIMING OF LONG-TERM EQUITY AWARD GRANTS

Long-term equity incentive awards to our Chief Executive Officer and other NEOs are traditionally granted annually, and are based on the determinations of the Committee. Our Chief Executive Officer makes recommendations to the Committee regarding awards for other NEOs and members of the management team. In 2023, the NEOs received their annual grants in October following the effective date of the two-for-one stock split approved by the Board of Directors.

In granting long-term equity awards to our NEOs, the Committee applied no set formula for allocating awards, and instead made reasoned, subjective determinations based upon their performance, the importance of retaining their services, and their role in helping us achieve our long-term goals. In 2023, we awarded annual grants to our NEOs reserving an aggregate of 422,000 shares (assuming the maximum performance threshold is met).

Perquisites

We offer perquisites to our NEOs, which we view as an added element of our executive compensation program designed not only to attract, retain and reward our NEOs, but also to facilitate the performance of their duties on behalf of the Company. The perquisites we provided to our NEOs in fiscal year 2023 are set forth in the "Summary Compensation Table for 2023", and included, among others, estate and tax planning, personal use of our Company airplane, and reimbursement of the income tax liabilities associated with certain perquisites. Estate and tax planning is provided to certain NEOs to complement our various compensation elements for the purpose of ensuring the NEOs understand the complexity of the long-term equity incentives and are thereby able to maximize the value of such benefits. We maintain a Company-owned airplane primarily to provide efficient transportation for executives, employees and customers to our geographically dispersed operations. From time to time, when our plane is not being used for business purposes, we allow our Chief Executive Officer to use the plane for personal travel. We have also provided executive physicals as a risk management tool and to ensure our NEOs are mindful of their personal health. Certain club memberships are provided, and serve the primary aim of facilitating networking with business clients.

— COMPENSATION RISK MANAGEMENT

In connection with its continued appraisal of our compensation program, management, with oversight from the Committee, reviews our compensation policies and practices, and the overall compensation program with respect to our risk management practices and any potential risk-taking incentives. This assessment includes a review of the primary elements of our compensation in light of potential risks:

COMPENSATION PROGRAM RISK CONSIDERATIONS

Pay Mix	• Compensation program includes an appropriately balanced mix of short and long-term incentives, which mitigates the risk of undue focus on short-term targets while rewarding performance in areas that are key to our long-term success
	• Base salaries are set at competitive levels to promote stability and give executives an element of compensation that is not at risk.
Performance Metrics and Goals	• Distinct performance metrics are used in both our short-term and long-term incentive plans.
	• Our annual incentive compensation program includes a payout scale (and cap) reflective of a pay for performance philosophy.
Long-term Incentives	• Our long-term equity incentive program is designed to retain key executives and business leaders and to align their interests with those of our stockholders.

As previously detailed (see page 16), the Company has adopted a series of policies, including bans on pledging and hedging, and a Recovery Policy, to further mitigate risk taking behaviors. Beyond our Company Recovery Policy, which applies to all President and Vice President-level executives, our Chief Executive Officer and Chief Financial Officer are subject to clawback provisions under the Sarbanes Oxley Act of 2002. For these reasons, we believe that our compensation policies and practices are not likely to have a material adverse effect on the Company.

Tax Considerations

Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to public companies for compensation in excess of $1,000,000 paid to certain executive officers, subject historically to an exception for qualifying "performance-based compensation." The Tax Cuts and Jobs Act, enacted on December 22, 2017, substantially modified Section 162(m) of the Code and, among other things, eliminated the performance-based exception to the $1,000,000 deduction limit and expanded the scope of the executive officers who are subject to Section 162(m) of the Code.

To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the company, we consider the impact of Section 162(m) of the Code when determining executive compensation, but we do not limit our actions with respect to executive compensation to preserve deductibility under Section 162(m) of the Code if we determine that doing so is in the best interests of the Company and its stockholders.

COMPENSATION AND PERSONNEL DEVELOPMENT COMMITTEE REPORT

The Compensation and Personnel Development Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation and Personnel Development Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Scott J. Goldman, Chairman
Gary S. Gladstein
Terry Hermanson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2023, Messrs. Gladstein, Goldman, and Hermanson served on the Compensation and Personnel Development Committee. No member of the Committee was, during fiscal year 2023, an officer or employee of the Company or was formerly an officer of the Company. In addition, no member of the Committee, during fiscal year 2023, had any relationship requiring disclosure by the Company as a related party transaction under Item 404 of Regulation S-K. No executive officer of the Company served on any board of directors or compensation committee of any other company for which any of the Company's directors served as an executive officer at any time during fiscal year 2023.

EXECUTIVE COMPENSATION TABLES

— SUMMARY COMPENSATION TABLE FOR 2023

The following table shows compensation of our principal executive officer, our principal financial officer, and other named executive officers for the 2023, 2022, and 2021 fiscal years, as applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Gregory L. Christopher Chief Executive Officer & Chairman	2023	1,450,000[2]	—	10,161,450	7,250,000	602,933[3]	19,464,383
	2022	1,450,000	—	25,825,500	7,250,000	468,579	34,994,079
	2021	1,376,923	1,450,000	3,259,125	4,302,885	452,834	10,841,767
Jeffrey A. Martin EVP, Chief Financial Officer & Treasurer	2023	434,808[2]	—	2,709,720	1,565,307	130,052[4]	4,839,887
	2022	425,000	—	3,244,560	1,530,000	149,207	5,348,767
	2021	425,000	450,000	999,465	956,250	155,458	2,986,173
Steffen Sigloch Chief Manufacturing Officer	2023	367,527[2]	—	2,107,560	1,323,097	143,328[5]	3,941,512
	2022	365,000	—	2,974,180	1,314,000	181,918	4,835,098
	2021	365,000	350,000	956,010	804,825	200,848	2,676,683
Christopher J. Miritello EVP, General Counsel & Secretary	2023	359,266[2]	—	903,240	1,293,358	42,360[6]	2,598,224
	2022	356,796	—	1,013,925	1,266,061	37,434	2,674,216
	2021	337,615	350,000	304,185	759,634	34,110	1,785,544

(1) This column represents the aggregate grant date fair value of awards granted to our NEOs and assuming, for purposes of any awards subject to performance-based vesting criteria, the probable outcome of the performance conditions. For information on the valuation assumptions with respect to these awards, refer to Note 18 - Stock-Based Compensation to the Company's Consolidated Financial Statements filed with its Annual Report on Form 10-K for the fiscal year ended December 30, 2023. The amounts above reflect the Company's aggregate expense for these awards and do not necessarily correspond to the actual value the named executive officers will recognize.

(2) Effective September 24, 2023, Mr. Martin's base salary was increased by 10%, and each of Messrs. Sigloch's and Miritello's base salaries was increased by 3% each. The increases were awarded on account of the NEOs' continued contributions to the Company, leadership and seniority, and in the case of Mr. Martin's larger percentage increase, the longer length of time since his last base salary increase. Mr. Christopher's base salary remained unchanged in 2023.

(3) Mr. Christopher's other compensation includes $464,360 in dividends on restricted stock that vested in 2023. Other compensation also includes $18,315 in premiums on a life insurance policy maintained on his behalf; a $30,002 reimbursement of the income tax liabilities associated with certain perquisites; $40,748 in club memberships; $4,488 in personal tax and estate planning; $6,582 in travel expenses for Company-sponsored events; and a $13,200 matching contribution to the Company's 401(k) plan. In addition, Mr. Christopher's other compensation includes the incremental cost of $25,238 incurred by the Company in connection with Mr. Christopher's personal use of the Company aircraft, calculated based on the cost of fuel, crew travel, trip-related maintenance and other similar variable costs. Fixed costs, which do not change based on usage, are excluded as the Company's aircraft is used predominantly for business purposes.

(4) Mr. Martin's other compensation includes $107,888 in dividends on restricted stock that vested in 2023. Other compensation also includes $8,964 in club memberships; and a $13,200 matching contribution to the Company's 401(k) plan.

(5) Mr. Sigloch's other compensation includes $130,128 in dividends on restricted stock that vested in 2023. Other compensation also includes a $13,200 matching contribution to the Company's 401(k) plan.

(6) Mr. Miritello's other compensation includes $29,160 in dividends on restricted stock that vested in 2023. Other compensation also includes a $13,200 matching contribution to the Company's 401(k) plan.

— 2023 GRANTS OF PLAN BASED AWARDS TABLE

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the fiscal year ended December 30, 2023. All awards were granted to our NEOs in October 2023, following the effective date of the two-for-one stock split approved by our Board of Directors.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock Awards ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gregory L. Christopher	—	725,000	1,812,500	7,250,000	—	—	—	—	—
	10/26/2023	—	—	—	67,500	135,000	270,000	—	10,161,450
Jeffrey A. Martin	—	156,531	391,327	1,565,307	—	—	—	—	—
	10/26/2023	—	—	—	18,000	36,000	72,000	—	2,709,720
Steffen Sigloch	—	132,310	330,774	1,323,097	—	—	—	—	—
	10/26/2023	—	—	—	14,000	28,000	56,000	—	2,107,560
Christopher J. Miritello	—	129,336	323,339	1,293,358	—	—	—	—	—
	10/26/2023	—	—	—	6,000	12,000	24,000	—	903,240

(1) Represents annual cash incentive awards that could have been earned based on performance in 2023. These columns show awards that were possible at the threshold, target and maximum levels of performance for each NEO in 2023, determined by multiplying each NEO's actual base salary paid during 2023, by the NEO's incentive grade level factor, and then by a performance factor of 40% for the threshold level (for 80% achievement of the applicable performance criteria), 100% for the target level (for 100% achievement of the applicable performance criteria), and capped at 400%.

(2) The vesting of shares of performance-based restricted stock granted to our NEOs on October 26, 2023 is conditioned upon the Company's actual performance as compared with an adjusted EBITDA performance metric over a three-year reference period (January 1, 2023 to December 27, 2025). If 80% of the adjusted EBITDA target is met, the threshold number of shares are eligible for vesting on the Vesting Date (July 30, 2025 for Messrs. Christopher, Martin and Sigloch, and July 30, 2028 for Mr. Miritello). If 110% of the adjusted EBITDA target is met, the maximum number of shares are eligible for vesting on the Vesting Date. For more information on the performance-based criteria, please see the section entitled "Performance Criteria for Performance-Based Restricted Stock."

Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table

Employment Agreement with Mr. Christopher

On March 15, 2018, we entered into an indefinite term employment agreement (the "Employment Agreement") with Mr. Christopher, pursuant to which he will continue to serve as the Company's Chief Executive Officer, reporting directly to the Board. The Employment Agreement replaced Mr. Christopher's prior employment agreement and, in so doing, eliminated the "single-trigger" severance to which Mr. Christopher would have been entitled upon the occurrence of a change in control of the Company.

The Employment Agreement provides that Mr. Christopher will receive a base salary of not less than $1,100,000 per year and will be eligible to receive an annual bonus award. For each fiscal year, Mr. Christopher's target annual bonus will be 125% of his base salary upon achievement of target performance levels, and he will be eligible for a maximum annual bonus of 250% of base salary when performance equals or exceeds 125% of the applicable performance objectives. The actual annual bonus payable to Mr. Christopher will be based upon the actual level of achievement of annual Company and individual performance objectives for the applicable year, as determined by the Committee. In addition,

during the term of Mr. Christopher's employment, the Company will maintain a term life insurance policy for him with a face value of at least $5 million, and Mr. Christopher will have the right to name the beneficiary of such term life insurance policy.

In the event that Mr. Christopher's employment is terminated for any reason (other than by the Company for "cause" (as defined in the Employment Agreement)), he will, subject to his execution of a general release in favor of the Company and his continued compliance with certain restrictive covenants (the "Conditions"), be entitled to receive the following: (i) any accrued but unpaid compensation and benefits; (ii) any unpaid annual bonus with respect to the previously completed fiscal year; (iii) subject to achievement of the applicable performance objectives for the fiscal year in which the termination occurs, payment of a prorated annual bonus for such fiscal year; and (iv) continued medical, dental and hospitalization coverage (or payment in lieu of coverage if coverage is not permitted by applicable law or the terms of the applicable plan) for Mr. Christopher, his spouse and covered dependents until the latest of Mr. Christopher's 70th birthday, his spouse's 70th birthday, and the 3rd anniversary of such termination.

Additionally, if Mr. Christopher's employment is terminated by the Company without "cause" or by Mr. Christopher for "good reason" (as defined in the Employment Agreement), and there has not been a "change in control" (as defined in the Employment Agreement) in the past 24 months, Mr. Christopher will, subject to the Conditions, be entitled to (i) continued payment of his base salary for 36 months; and (ii) an amount equal to 3 times Mr. Christopher's target annual bonus in respect of the fiscal year in which such termination occurs (or prior fiscal year, if greater), such amount to be paid in equal installments over the 3-year period following such termination at the same time such amounts would otherwise have been paid had no termination occurred. If Mr. Christopher's employment is terminated by the Company without "cause" or by Mr. Christopher for "good reason" within 24 months of a "change in control," Mr. Christopher will, subject to the Conditions, be entitled to (i) payment of his base salary for 36 months in a lump sum on the first regularly-scheduled payroll date following the 60th day following such termination; and (ii) an amount equal to 3 times Mr. Christopher's target annual bonus in respect of the fiscal year in which such termination occurs (or prior fiscal year, if greater), paid in a lump sum on the first regularly-scheduled payroll date following the 60th day following such termination. The Employment Agreement does not provide for any "single-trigger" severance payments or benefits.

The Employment Agreement does not provide any gross-up or tax assistance on the severance benefits. Instead, the Employment Agreement contains a "modified cutback" provision, which would act to reduce the benefits payable to Mr. Christopher to the extent necessary to avoid a "golden parachute excise tax," but only if such reduction would result in Mr. Christopher retaining a larger after-tax amount.

Mr. Christopher is subject to certain restrictive covenants during the term of his employment and thereafter, including customary non-compete restrictions that apply for one year post-termination and customary non-solicitation restrictions with respect to current and prospective employees that apply for one year post-termination. In addition, during the term of his employment and for one year thereafter, Mr. Christopher is prohibited from contacting any customer or prospective customer of the Company, or any representative of the same, for the purpose of providing any service or product competitive with any service or product sold or provided by the Company.

Change in Control Agreements with Messrs. Martin, Sigloch and Miritello

On July 26, 2016, the Company entered into change in control agreements with certain key members of the management team, including Messrs. Martin and Sigloch. The Company entered into a substantially similar change in control agreement with Mr. Miritello on January 3, 2017. Pursuant to those agreements, if, upon or within two years following a "change in control", the executive's employment is terminated by the Company without "cause" (other than on account of death or Disability), or by the executive for "good reason", subject to execution of a general release of claims, the executive will be entitled to: (i) an amount equal to two times the executive's base salary (as in effect immediately prior to the change in control or, if greater, the date of such termination); and (ii) an amount equal to two times the average annual bonus paid to the executive (including, for this purpose only, any amounts deferred) in respect of the three calendar years immediately preceding the calendar year in which the change in control occurs (or the three calendar years immediately preceding the calendar year of such termination, if greater). On

February 22, 2022, the Company entered into amended change in control agreements with Messrs. Martin and Miritello, pursuant to which, if, upon or within three years following a "change in control", the executive's employment is terminated by the Company without "cause" (other than on account of death or Disability), or by the executive for "good reason", subject to execution of a general release of claims, each executive is entitled to three times the executive's base salary and three times the executive's average annual bonus, as outlined in the foregoing. The terms "change in control" and "cause" are defined in the 2014 Incentive Plan and the term "good reason" is defined in each executive's change in control agreement, as amended. The Company entered into a substantially similar amended change in control agreement with Mr. Sigloch on July 18, 2022. The agreements also provide that for two years following termination under the circumstances described above, each of Messrs. Martin, Sigloch and Miritello will receive (subject to the executive's election of COBRA continuation coverage under the Company's group health plan) continued coverage under the Company's group health plan at the Company's cost (or at the direction of the Company, reimbursement for COBRA premiums) for two years following such termination.

Further, the amended agreements with Messrs. Martin and Miritello provide that if either executive is terminated without "cause," notwithstanding the non-occurrence of a "change in control," he is entitled to (i) an amount equal to two times the executive's base salary (as in effect immediately prior to the date of such termination); and (ii) an amount equal to two times the average annual bonus paid to the executive (including, for this purpose only, any amounts deferred) in respect of the three calendar years immediately preceding the calendar year in which such termination occurs.

2019 and 2014 Incentive Plans

In 2023, we maintained the 2019 Incentive Plan (the "2019 Plan") and 2014 Incentive Plan (the "2014 Plan" and together with the 2019 Plan, the "Plans"), which were approved by our stockholders at our Annual Meetings held in May 2019 and May 2014 respectively. The Committee administers the Plans and is authorized to, among other things, designate participants, grant awards, including cash-based awards that historically were intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, determine the number of shares of Common Stock to be covered by awards and determine the terms and conditions of any awards, and construe and interpret the Plans and award agreements issued pursuant thereto. The 2014 Plan reserved 1,500,000 shares of our Common Stock for issuance, subject to adjustment in the event of any change in the outstanding Common Stock or the capital structure of the Company or any other similar corporate transaction or event. The 2019 Plan reserved 2,000,000 shares of our Common Stock for issuance, subject to adjustments under similar circumstances. The reserved by unissued shares under both the 2014 and 2019 Plans were adjusted in light of the two-for-one stock split approved by our Board of Directors, which occurred on October 20, 2023. No additional awards will be issued under the 2014 Plan prior to its expiration on April 30, 2024.

— OUTSTANDING EQUITY AWARDS AT FISCAL 2023 YEAR-END

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers as of December 30, 2023. All outstanding equity awards granted prior to October 20, 2023 have been adjusted to reflect the two-for-one stock split that occurred on that date.

| Name | Grant Date | Option Awards[1] | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2][3][4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Gregory Christopher	07/25/2019[5]	—	—	—	—	56,000	2,640,400	132,000	6,223,800
	08/07/2020[5]	—	—	—	—	63,000	2,970,450	—	—
	08/02/2021	—	—	—	—	—	—	300,000	14,145,000
	08/08/2022	—	—	—	—	—	—	300,000	14,145,000
	11/09/2022[6]	—	—	—	—	—	—	500,000	23,575,000
	10/26/2023					—	—	270,000	12,730,500
Jeffrey Martin	08/08/2019[7]	—	—	—	—	9,600	452,640	12,000	565,800
	08/07/2020[9]	—	—	—	—	21,000	990,150	—	—
	08/02/2021	—	—	—	—	—	—	92,000	4,337,800
	08/08/2022	—	—	—	—	—	—	96,000	4,526,400
	10/26/2023	—	—	—	—	—	—	72,000	3,394,800
Steffen Sigloch	08/08/2019[7]	—	—	—	—	10,400	490,360	20,000	943,000
	08/07/2020[10]	—	—	—	—	24,000	1,131,600	—	—
	08/02/2021	—	—	—	—	—	—	88,000	4,149,200
	08/08/2022	—	—	—	—	—	—	88,000	4,149,200
	10/26/2023	—	—	—	—	—	—	56,000	2,640,400
Christopher J. Miritello	09/14/2015	15,330	—	$12.29	09/14/2025	—	—	—	—
	08/08/2019[8]	—	—	—	—	5,000	235,750	5,000	235,750
	08/07/2020[10]	—	—	—	—	8,000	377,200	—	—
	08/02/2021	—	—	—	—	—	—	28,000	1,320,200
	08/08/2022	—	—	—	—	—	—	30,000	1,414,500
	10/26/2023	—	—	—	—	—	—	24,000	1,131,600

(1) The options granted to Mr. Miritello in 2015 are fully vested. All outstanding vested options are exercisable until they expire on the tenth anniversary of the grant date, subject to earlier cancellation. All outstanding options were adjusted (i) in March 2017 due to payment of a special dividend, and (ii) subsequently adjusted in October 2023 in connection with the two-for-one stock split approved by our Board of Directors. The amount of outstanding options and the exercise prices shown in the above table are post-adjustments.

(2) The vesting of shares of performance-based restricted stock granted to all NEOs in 2019 is conditioned upon the Company's achievement of a 3.5% compounded annual growth rate in total stockholder return or diluted earnings per share over a defined reference period, and subject to earlier vesting in connection with a change in control or a termination of employment due to death, disability or a qualifying retirement (subject, in the case of a qualifying retirement, to achievement of the performance criteria, measured through the last day of the fiscal year preceding the year in which such qualifying retirement occurs). For the performance-based restricted stock granted to these executives on August 8, 2019 (or in the case of Mr. Christopher, July 25, 2019), the vesting date was February 28, 2024, and the reference period was December 30, 2018, to the last day of the 2023 fiscal year.

(3) The vesting of shares of performance-based restricted stock granted to our NEOs in 2021 is conditioned upon the Company's actual performance as compared with certain adjusted EBITDA and average ROIC targets, each weighted on a 50%-50% basis, over a three-year reference period. For these grants, the vesting date, subject to achievement of the performance condition, is July 30, 2024, and the reference period is from December 27, 2020 to December 30, 2023. To the extent the Company's actual performance during the applicable reference periods exceeds the performance condition, our NEOs are eligible to receive a maximum award of up to 200% of the shares granted (i.e., for achievement of 110% of each of the adjusted EBITDA and average ROIC targets). The values reflected in this table reflect the Company's current estimate that the maximum award will be achieved.

(4) The vesting of shares of performance-based restricted stock granted to our NEOs in 2022 and 2023 is conditioned upon the Company's actual performance as compared with an adjusted EBITDA target. For the 2022 grants, the vesting date, subject to the achievement of the performance condition, is July 30, 2025, and the reference period is from December 26, 2021 to December 28, 2024. For the 2023 grants, the vesting date, subject to the achievement of the performance condition, is July 30, 2026 (for Messrs. Christopher, Martin and Sigloch) or July 30, 2028 (for Mr. Miritello), and the reference period is from January 1, 2023 to December 27, 2025. For more information on the performance-based criteria for the 2023 grants, please see the section entitled "Performance Criteria for Performance-Based Restricted Stock." To the extent the Company's actual performance during the applicable reference period exceeds the performance condition, our NEOs are eligible to receive a maximum award of up to 200% of the shares granted (i.e., for achievement of 110% of the adjusted EBITDA target). The values reflected in this table reflect the Company's current estimate that the maximum awards will be achieved.

(5) Shares of time-based restricted stock granted to Mr. Christopher in 2019 and 2020 vested or will vest 30% on each of the third and fourth anniversaries of the vesting commencement date (July 30 of the year of grant), and 40% on the fifth anniversary of the vesting commencement date, in each case, subject to earlier vesting in connection with a change in control or a termination of employment due to death or disability.

(6) The vesting of this one-time restricted stock grant to Mr. Christopher is conditioned upon the Company's actual performance as compared with an adjusted EBITDA target. The vesting date, subject to the achievement of the performance condition, is December 31, 2027, and the reference period is from December 26, 2021 to December 28, 2024. To the extent the Company's actual performance during the applicable reference period exceeds the performance condition, Mr. Christopher is eligible to receive a maximum award of up to 200% of the shares granted. The values reflected in this table reflect the Company's current estimate that the maximum awards will be achieved.

(7) Shares of time-based restricted stock will vest 30% on each of July 30, 2022, and July 30, 2023, and 40% on July 30, 2024, subject to earlier vesting in connection with a change in control or a termination of employment due to death or disability.

(8) Shares of time-based restricted stock will vest 100% on July 30, 2024, subject to earlier vesting in connection with a change in control or a termination of employment due to death or disability.

(9) Shares of time-based restricted stock will vest 30% on each of July 30, 2023, and July 30, 2024, and 40% on July 30, 2025, subject to earlier vesting in connection with a change in control or a termination of employment due to death or disability.

(10) Shares of time-based restricted stock will vest 100% on July 30, 2025, subject to earlier vesting in connection with a change in control or a termination of employment due to death or disability.

— 2023 STOCK VESTED AND OPTIONS EXERCISED

The following table sets forth the value realized by each of our named executive officers as a result of the vesting of restricted stock and exercise of stock options during the fiscal year ended December 30, 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Gregory L. Christopher	—	—	361,000	14,244,470
Jeffrey A. Martin	—	—	83,800	3,309,704
Steffen Sigloch	—	—	99,800	3,911,494
Christopher J. Miritello	8,002	229,465	21,000	837,790

(1) The amounts shown in the Value Realized on Exercise Column equals the number of options exercised multiplied by the market value of the Company's stock on the exercise date less the option exercise price.

(2) The amounts shown in the Value Realized on Vesting Column equal the number of shares vested multiplied by the market value of the Company's stock on the vesting date.

— POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL AS OF THE END OF 2023

Pursuant to the employment agreement with our Chief Executive Officer, and the equity award and change in control agreements with our other named executive officers, upon a change in control or certain terminations of employment, our named executive officers are entitled to payments of compensation and benefits and/or accelerated vesting of equity awards, in each case as described below. The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) a change in control, (ii) an involuntary termination without cause or a resignation for good reason (specifically, for Messrs.

Martin, Sigloch and Miritello, the occurrence of such a termination upon or within two years following a change in control), and (iii) a termination by reason of death or disability. The named executive officers are not entitled to any payments in connection with a termination for cause.

The amounts shown assume the applicable triggering event occurred on December 30, 2023, and are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Triggering Event	Salary & Bonus ($)	Benefits ($)	Accelerated Vesting of Equity Awards ($)	Total ($)
Gregory L. Christopher	*Termination Without Cause or for Good Reason*	17,037,500[1]	268,930[3]	—	17,306,430
	Termination Due to Death or Disability	7,250,000[2]	268,930[3]	77,861,210[4]	85,380,140
	Change in Control	—	—	77,861,210[4]	77,861,210
	Termination Without Good Reason	—	268,930[3]	—	268,930
Jeffrey A. Martin	*Termination Without Cause or for Good Reason following a Change in Control*	3,636,038[5]	40,739[5]	14,539,666[4]	18,216,443
	Termination Due to Death or Disability	—	—	14,539,666[4]	14,539,666
	Change in Control	—	—	14,539,666[4]	14,539,666
Steffen Sigloch	*Termination Without Cause or for Good Reason following a Change in Control*	3,046,515[5]	40,739[5]	13,780,704[4]	16,867,958
	Termination Due to Death or Disability	—	—	13,780,704[4]	13,780,704
	Change in Control	—	—	13,780,704[4]	13,780,704
Christopher J. Miritello	*Termination Without Cause or for Good Reason following a Change in Control*	2,947,702[5]	12,427[5]	4,806,820[4]	7,766,949
	Termination Due to Death or Disability	—	—	4,806,820[4]	4,806,820
	Change in Control	—	—	4,806,820[4]	4,806,820

(1) Includes the value of continuation of base salary and annual incentive compensation (determined based upon Mr. Christopher's 2023 target bonus) for three years post-termination. Also includes the value of a pro-rata bonus for the year of termination, determined based on actual performance, which is payable upon a termination for any reason (other than by the Company for cause). The pro-rata bonus amount listed represents Mr. Christopher's 2023 bonus paid pursuant to our 2023 annual incentive program. If Mr. Christopher is terminated without cause or resigns for good reason during the 24-month period following a change in control, the amounts will be paid in a lump sum within 60 days following termination.

(2) Includes the value of a pro-rata bonus for the year of termination. The pro-rata bonus amount listed represents Mr. Christopher's 2023 bonus paid pursuant to our 2023 annual incentive program.

(3) Includes the value of continued participation in the Company's benefit plans following termination of employment until Mr. Christopher's spouse's 70th birthday, which Mr. Christopher is entitled to following a termination for any reason (other than by the Company for cause).

(4) Includes the value of accelerated vesting of unvested shares of restricted stock as of December 30, 2023, based on a per share value of $47.15, which value equals the market value of the Company's stock on such date. Unvested shares of restricted stock granted to NEOs will vest automatically in connection with a termination due to death or disability or a change in control. Mr. Christopher is also entitled to accelerated vesting of certain of his awards upon an involuntary termination without cause or a resignation for good reason. Payments to which named executive officers are entitled upon the accelerated vesting of restricted stock included payments associated with declared dividends and interest.

(5) Includes the value of: (i) two times the executive's base salary as in effect on December 30, 2023; (ii) two times the average annual bonus actually paid to the executive for the three calendar years preceding December 30, 2023; and (iii) the value of continued participation in the Company's group health plan for a period of two years. All amounts are payable on an involuntary termination without cause or upon a resignation by the executive for good reason that occurs upon or within two years following a change in control. As of December 30, 2023, Messrs. Martin, Sigloch and Miritello were not entitled to any amounts in connection with such an involuntary termination occurring outside of this two-year, post-change in control window. For additional details on the changes to the payments and benefits that may become payable to Messrs. Martin, Sigloch and Miritello on a qualifying termination, see the summary of the change in control agreements contained in the Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table above.

— PAY VERSUS PERFORMANCE TABLE

Year (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO ($) (c)	Average Summary Compensation Total for Non-PEO NEOs ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) (e)	Value of Initial Fixed $100 Investment Based on:		Net Income ($ 000's) (h)	Operating Income ($000's) (i)
					Total Shareholder Return ($) (f)	Dow Jones US Building Materials & Fixtures Index ($) (g)		
2023	19,464,383	51,277,489	3,793,208	8,362,951	161	137	602,897	756,053
2022	34,994,079	39,921,017	4,286,027	5,542,672	104	74	658,316	877,149
2021	10,841,767	21,073,541	2,482,800	4,483,255	170	144	468,520	655,845
2020	7,233,148	8,624,330	1,729,569	2,019,211	112	126	139,493	245,838

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" for our CEO, Mr. Christopher, for the respective years shown.
Column (c). "Compensation actually paid" to our CEO in each of 2023, 2022, 2021 and 2020 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. For awards with dividend rights, these amounts are paid in cash once the underlying award vests, and are incorporated as applicable in the table below. The dollar amounts reflected in column (b) of the above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding the decisions made by our Compensation & Personnel Development Committee with respect to the CEO's compensation for each fiscal year, please see the Compensation Discussion & Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Year	2020	2021	2022	2023
CEO	Mr. Christopher	Mr. Christopher	Mr. Christopher	Mr. Christopher
SCT Total Compensation ($)	7,233,148	10,841,767	34,994,079	19,464,383
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(2,220,750)	(3,259,125)	(25,825,500)	(10,161,450)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	2,638,875	4,425,375	23,595,500	12,866,850
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	1,152,600	8,483,199	6,564,886	25,375,159
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	(179,543)	582,325	592,052	3,732,547
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—
Compensation Actually Paid ($)	8,624,330	21,073,541	39,921,017	51,277,489

Equity Valuations: For 2022 and 2023, performance-based restricted share unit grant date fair values are calculated using the average high/low stock price as of the date of grant assuming maximum performance. For 2021 and 2020, performance-based restricted share unit grant date fair values are calculated using the average high/low stock price as of the date of grant assuming target performance. Adjustments have been made using the stock price and performance accrual modifier as of year-end and as of the date of vest. Time-vested restricted share unit grant date fair values are calculated using the average high/low stock price as of date of grant. Adjustments have been made using the average high/low stock price as of year-end and as of each date of vest.

Column (d). The following non-CEO NEOs are included in the average figures shown for each of 2023, 2022, 2021 and 2020: Messrs. Martin, Sigloch and Miritello.

Column (e). Average "compensation actually paid" for our non-CEO NEOs in each of 2023, 2022, 2021 and 2020 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. For awards with dividend rights, these amounts are paid in cash once the underlying award vests, and are incorporated as applicable in the table below. The dollar amounts reflected in column (d) of the above do not reflect the actual amount of compensation earned by or paid to our non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation & Personnel Development Committee with respect to our non-CEO NEOs' compensation for each fiscal year, please see the Compensation Discussion & Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Year	2020 Average	2021 Average	2022 Average	2023 Average
Non-CEO NEOs	See column (d) note	See column (d) note	See column (d) note	See column (d) note
SCT Total Compensation ($)	1,729,569	2,482,800	4,286,027	3,793,208
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(503,370)	(753,220)	(2,410,888)	(1,906,840)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	598,118	1,022,753	2,109,505	2,414,520
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	203,627	1,511,873	1,481,643	3,362,068
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	(8,733)	219,049	76,385	699,995
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—
Compensation Actually Paid ($)	2,019,211	4,483,255	5,542,672	8,362,951

Equity Valuations: See method as described in Column (c) note.

Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of the Company for the measurement periods ending on December 30, 2023, December 31, 2022, December 25, 2021 and December 26, 2020, respectively.

Column (g). For the relevant fiscal year, represents the TSR of the Dow Jones U.S. Building Materials & Fixtures index ending on each of December 30, 2023, December 31, 2022, December 25, 2021 and December 26, 2020.

Column (h). Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports for the measurement periods ending on December 30, 2023, December 31, 2022, December 25, 2021 and December 26, 2020, respectively.

Column (i). The Company-selected measure is operating income.

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" (CAP) to our CEO and other NEOs in 2020, 2021, 2022 and 2023 to (i) TSR of both the Company and the Dow Jones U.S. Building Materials & Fixtures index, (ii) the Company's net income, and (iii) the Company's operating income.

CEO CAP vs. TSR



AVERAGE NEO CAP vs. TSR



CEO CAP vs. Net Income



AVERAGE NEO CAP vs. Net Income



CEO CAP vs. Operating Income



AVERAGE NEO CAP vs. Operating Income



Pay Ratio

In 2023, the total compensation of Mr. Christopher, our Chief Executive Officer, was $19,464,383 as reported in the "Summary Compensation Table for 2023." Based on the methodology described below, we determined that the median employee in terms of total 2023 compensation of all of our employees (other than Mr. Christopher) received an estimated $41,468 in total compensation for 2023. Therefore, the estimated ratio of 2023 total compensation of Mr. Christopher to the median employee was 469:1.

In general, we offer employees base salary, company retirement plan contributions, the opportunity to receive incentive awards for performance, and other benefits. In accordance with SEC rules, the median employee compensation provided above reflects company retirement plan contributions, incentive awards for 2023 performance and other benefits, but does not reflect benefits relating to group life or health plans generally available to all salaried employees.

To determine median employee compensation, we took the following steps:

- We identified our employee population as of December 30, 2023, which consisted of approximately 4,509 employees.

- For each employee (other than Mr. Christopher), we determined the sum of his or her base salary for 2023, and incentive awards for 2023. Comparing the sums, we identified an employee whose compensation best reflects the Company employees' median 2023 compensation, taking into account whether their compensation likely would reflect median employee compensation in future years.

- In accordance with SEC rules, we then determined that employee's 2023 total compensation was $41,468 using the approach required by the SEC when calculating our named executive officers' compensation, as reported in the Summary Compensation Table.

PROPOSAL 4:
APPROVAL OF THE 2024 INCENTIVE PLAN

── BACKGROUND

At the Annual Meeting, you will be asked to approve the Mueller Industries, Inc. 2024 Incentive Plan (the "2024 Plan"). The 2024 Plan, if approved by our stockholders, will allow the Company to grant a variety of stock-based awards ("awards") to current and prospective employees, Board members, consultants and other key service providers. No awards will be granted under the 2024 Plan unless and until it is approved by the Company's stockholders.

If the 2024 Plan is approved, the Company will be authorized to issue 3,000,000 shares of Common Stock, which represents approximately 2.6% of our outstanding Common Stock (on a fully diluted basis) as of December 30, 2023. The Company's stockholders previously approved (i) the Company's 2014 Incentive Plan, pursuant to which, as of December 30, 2023, approximately 560,996 shares remained available for grant, but from which no additional shares will be granted prior to its expiration on April 30, 2024, and (ii) the Company's 2019 Incentive Plan, pursuant to which as of December 30, 2023, approximately 564,206 shares remained available for grant[1]. The Company will continue to maintain the 2019 Incentive Plan, whether or not the 2024 Plan is approved. The Board of Directors adopted the 2024 Plan because the number of shares currently available for grant under the 2019 Incentive Plan is insufficient to support the

Company's desire to compensate its NEOs and other employees, as well as future employees, with equity-based compensation, which the Company believes has been successful in aligning the interests of employees and the senior management team with those of the stockholders and instrumental in the Company's ability to attract, motivate and retain team members. Based on a review of the Company's historical practices, the Board of Directors believes that the amounts available under the 2024 Plan will be sufficient to cover equity awards for participants for the next four to five years. Our historical burn rate is equal to the number of shares of common Stock subject to equity awards granted during a period, in proportion to our weighted average outstanding shares of Common Stock. Under this calculation, the Company's burn rate was 0.47% in 2021, 0.63% in 2022 and 0.56% in 2023, resulting in a three-year average burn rate of approximately 0.55%, which we believe is within an allowable range under the policies of leading shareholder proxy advisors.

The Compensation & Personnel Development Committee (the "Compensation Committee" for purposes of this section) expects to continue to grant awards under the 2024 Plan consistent with the Company's historical share utilization rates.

KEY FEATURES OF THE 2024 PLAN INCLUDE:
✓ The 2024 Plan provides for administration by independent directors.
✓ Awards generally have a minimum vesting period of one (1) year from the grant date.
✓ The 2024 Plan does not allow for the following shares to be added back to the shares available under the Plan: (1) tendered or withheld for taxes, (2) shares used to pay the exercise or base price of awards, (3) at the applicable time the shares are withheld, the issuance of such shares would be a material amendment of the 2024 Plan that would require stockholder approval, (4) shares repurchased with proceeds from the exercise of stock options, and (5) shares subject to awards settled in shares of stock under the 2024 Plan that are not issued in connection with the settlement of such award upon its exercise.
✓ The 2024 Plan prohibits the repricing of stock options and stock appreciation rights without shareholder approval.
✓ The 2024 Plan does not contain a "liberal" change of control definition (e.g., mergers require consummation).
✓ All awards under the 2024 Plan are subject to the Company's Recovery Policy.
✓ Dividends and dividend equivalents on awards do not vest and are not paid until the award is earned and vested.
✓ The 2024 Plan provides for a fixed share reserve, i.e., no evergreen provision for share reserve.

(1) All data regarding shares available under the 2014 and 2019 Incentive Plans have been adjusted to reflect the two-for-one stock split that occurred on October 20, 2023.

The Board of Directors believes that the 2024 Plan will serve a critical role in attracting and retaining the high caliber employees essential to the Company's success and in motivating these individuals to enhance our growth and profitability. The Board of Directors also believes that stock ownership by employees provides performance incentives and fosters long-term commitment to our benefit and to the benefit of our stockholders. Therefore, the Board of Directors urges stockholders to approve the 2024 Plan.

— 2024 PLAN SUMMARY

The complete text of the 2024 Plan is set forth as Appendix A to this Proxy Statement. The following summary of certain provisions of the 2024 Plan is qualified by reference to the 2024 Plan's text.

Purpose

The 2024 Plan is designed to aid in the Company's ability to attract, retain and motivate qualified individuals to become and remain employees, officers, directors and consultants of the Company, and to promote the creation of long-term value for the Company's stockholders by aligning the interests of such individuals with those of the stockholders by granting a material portion of their compensation in the form of long-term incentive opportunities. The 2024 Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and it is not, nor is it intended to be, qualified under Section 401(a) of the Internal Revenue Code.

Administration

The 2024 Plan will be administered by the Compensation Committee. The Compensation Committee will have the authority to, among other things, designate participants, grant awards, determine the number of shares of Common Stock to be covered by awards and determine the terms and conditions of awards, and construe and interpret the 2024 Plan and related award agreements. The Compensation Committee is permitted to delegate its authority under the 2024 Plan to officers or employees of the Company, although any award granted to any person who is not an employee of the Company or who is subject to Section 16 of the Exchange Act must be expressly approved by the Compensation Committee.

Shares Subject to the 2024 Plan

The Company has authorized 3,000,000 shares of Common Stock for issuance pursuant to awards under the 2024 Plan, which, as of March 14, 2024, had a fair market value of $51.27 per share. Awards and the shares authorized under the 2024 Plan are subject to adjustment as described below under "Changes in Capital Structure." Stock-based awards assumed or substituted by the Company or its affiliates as part of a corporate transaction will not count against the number of shares of Common Stock reserved and available for issuance pursuant to the 2024 Plan, except as may be required by Section 422 of the Code. If any award granted under the 2024 Plan expires or is canceled, forfeited, settled in cash or otherwise terminated without delivery of shares to a participant, the undelivered shares will again become available for awards under the 2024 Plan, provided that shares withheld, tendered or otherwise used to satisfy the exercise price, base price, and/or tax obligations with respect to an award will not become available for reissuance under the 2024 Plan.

Eligibility

The following individuals will be eligible to participate in the 2024 Plan: (i) employees and officers of the Company or its affiliates, of which there are currently approximately 4,509, (ii) non-employee directors of the Company or its affiliates, of which there are currently eight, (iii) individuals who are not employees or directors of the Company or its affiliates but nonetheless provide substantial services to the Company or its affiliates, and who are designated as eligible by the Compensation Committee, and (iv) prospective employees of the Company or its affiliates, although such individuals may not receive payments or exercise rights relating to awards until they commence employment.

Grants of Awards

The Compensation Committee may grant non-qualified stock options ("NQSOs"), incentive stock options ("ISOs"), stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), restricted stock unit awards ("RSUs"), and other stock-based awards. Awards will vest according to the terms of the applicable award agreement, subject to the 2024 Plan's minimum vesting provisions, which provides that 95% of the shares of Common Stock reserved for issuance under the 2024 Plan will be subject to a minimum vesting period of one year, except in the event of a participant's termination without cause or due to death, disability, or "qualifying retirement" (as such term is defined in the 2024 Plan). No dividends or dividend equivalents will be paid on unvested awards; on stock options or SARs; or on vested RSUs prior to actual settlement of the RSU.

Appreciation Awards - Stock Options and SARs. The 2024 Plan provides for the grant of "appreciation awards" including ISOs, within the meaning of Section 422(b) of the Internal Revenue Code, NQSOs and SARs. A stock option provides a participant with the right to purchase, within a specified period of time, a stated number of shares of Common Stock at the price specified in the applicable award agreement, and a SAR provides a participant with a conditional right to receive an amount equal to the value of the appreciation in the Common Stock over a specified period. Except under extraordinary circumstances, at the sole discretion of the Compensation Committee, or pursuant to the 2024 Plan, SARs will be settled in shares of Common Stock.

The exercise or base price applicable to an appreciation award will be set by the Compensation Committee at the time of grant, and will generally not be less than the fair market value of a share of Common Stock on the date of grant (or less than 110% of the fair market value of a share of Common Stock on the date of grant, in the case of an ISO granted to a 10% stockholder). In the case of an appreciation award that is a "substitute award" (as such term is defined in the 2024 Plan), the exercise or base price for such appreciation award may be less than the fair market value of a share of Common Stock on the date of grant provided that such exercise or base price is determined in a manner consistent with the provisions of Section 409A of the Internal Revenue Code and, if applicable, Section 424(a) of the Internal Revenue Code. The maximum term of an appreciation award granted under the 2024 Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% stockholder).

Payment of the exercise price of a stock option may be made in cash, Common Stock, pursuant to a broker-assisted cashless exercise in accordance with procedures approved by the Compensation Committee, pursuant to a delivery of a notice of "net exercise," or in any other form of consideration approved by the Compensation Committee. Payment of the base price of a SAR may be made in cash, Common Stock, or property as specified in the award agreement or as determined by the Compensation Committee, in each case having a value in respect of each share of Common Stock underlying the portion of the SAR so exercised, equal to the difference between the base price of such SAR and the fair market value of one share of Common Stock on the exercise date.

The 2024 Plan provides that participants terminated for "cause" (as such term is defined in the 2024 Plan) will forfeit all of their appreciation awards, whether or not vested. In addition, participants terminated by reason of a "qualifying retirement" will have their appreciation awards continue to vest according to schedule and such awards will remain exercisable until they expire. Participants terminated for any other reason will forfeit their unvested appreciation awards, retain their vested appreciation awards, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested appreciation awards. The 2024 Plan authorizes the Compensation Committee to provide for different treatment of stock options and SARs upon termination than that described above, as determined in its discretion.

No incentive stock options may be granted under the 2024 Plan following the 10th anniversary of the earlier of (i) the date the 2024 Plan was adopted by the Board of Directors and (ii) the date the stockholders of the Company approve the 2024 Plan.

RSAs. An RSA is a grant of shares of Common Stock which are subject to limitations on transfer during a restricted period established in the applicable award agreement. Holders of restricted stock will generally have the rights and privileges of a stockholder with respect to their restricted stock. Except as otherwise provided by the Compensation Committee, in the event a participant is terminated for any reason, vesting with respect to the participant's RSA will cease, and the participant's unvested RSAs will either be forfeited to the Company for no consideration (if the participant's was granted the RSA for $0) or repurchased (if the participant acquired the RSA for a purchase price above $0) at a repurchase price as specified in the 2024 Plan.

RSUs. An RSU is a notional unit representing the right to receive one share of Common Stock (or the cash value of one share of Common Stock) on a specified settlement date. The Company may settle RSUs in shares, cash or property, as determined by the Compensation Committee in its discretion. Except as otherwise provided by the Compensation Committee, in the event a participant is terminated for any reason, vesting with respect to the participant's RSUs will cease, each of the participant's outstanding unvested RSUs will be forfeited for no consideration as of the date of such termination, and any shares remaining undelivered with respect to the participant's vested RSUs will be delivered on the delivery date specified in the applicable award agreement.

Other Stock-Based Awards. The 2024 Plan authorizes the Compensation Committee to grant other awards that may be denominated in, payable in, valued in, or otherwise related to shares of Common Stock. Such awards and their terms will be set forth in award agreements.

General. All awards granted under the 2024 Plan will be subject to the Company's Recovery Policy for erroneously awarded compensation. The Compensation Committee may adopt procedures and sub-plans if necessary or appropriate to permit participation in the 2024 Plan by individuals who are non-United States nationals or are primarily employed or providing services outside the United States, and may modify the terms of any awards granted to such participants if necessary or appropriate in order that such awards conform with applicable local laws.

No Repricing of Awards. No awards may be repriced without shareholder approval. For purposes of the 2024 Plan, "repricing" means any of the following: (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments as described below under "Changes in Capital Structure"), (ii) any other action that is treated as a repricing under "generally accepted accounting principles," and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying Common Stock.

Changes in Capital Structure

In the event of any change in the outstanding Common Stock or the capital structure of the Company, the declaration of any extraordinary dividend, or any change in applicable laws or circumstances which results or could result in the substantial dilution or enlargement of participants' rights under the 2024 Plan, the Compensation Committee shall adjust the aggregate number of shares of Common Stock which may be granted pursuant to awards, the number of shares of Common Stock covered by outstanding awards under the 2024 Plan, and the per-share price of outstanding awards under the 2024 Plan. The Compensation Committee may, in its discretion, provide that an adjustment take the form of a cash payment to the holder of an outstanding award with respect to all or part of the award, which payment will be subject to such terms and conditions (including timing of payment(s), vesting and forfeiture conditions) as the Compensation Committee determines in its sole discretion.

Corporate Events

Under the 2024 Plan, unless otherwise provided in an award agreement, upon a "corporate event" (as defined in the 2024 Plan), the Compensation Committee may, in its discretion, provide for any one or more of the following in connection with such event: (i) assumption or substitution of outstanding awards, (ii) acceleration of vesting of outstanding awards, (iii) cancelation of outstanding awards and payment to holders of the per-share consideration being received by the Company's stockholders in connection with such event in exchange for their awards, (iv) cancelation of outstanding stock options, SARs and other awards subject to exercise, whether vested or unvested, after providing holders at least 10 days to exercise each such award, or (v) replacement of outstanding awards with a cash incentive program that preserves the value of, and mirrors the vesting conditions applicable to, the replaced awards.

Non-Transferability of Awards

Except as otherwise provided by the Compensation Committee, the 2024 Plan provides that awards are generally nontransferable, including, without limitation, transfers to third party financial institutions, other than by will or the laws of descent and distribution, and that restricted stock is generally nontransferable.

Termination and Amendment

The Board of Directors or the Compensation Committee may amend or terminate the 2024 Plan at any time, except that no amendment may, without stockholder approval, violate the stockholder approval requirements of the national securities exchange on which the Common Stock is principally listed. The 2024 Plan will terminate on the date before the tenth anniversary of the date the 2024 Plan is approved by the Company's stockholders.

Certain U.S. Federal Income Tax Consequences

The following briefly summarizes certain U.S. federal income tax consequences pertaining to the 2024 Plan. This discussion is not exhaustive. Among other things, this discussion does not cover state, local, foreign, estate or gift taxes, which may vary based on individual circumstances and by jurisdiction. Participants who are "insiders" under Section 16(b) of the Exchange Act may be subject to different tax treatment with respect to the grant, exercise or settlement of awards under the 2024 Plan, depending on the particular Section 16(b) exemption utilized. This discussion is based on applicable laws, regulations, rulings and decisions as currently in effect, which are subject to change. Participants should consult with their own tax advisors regarding the 2024 Plan.

NQSOs and SARs. No income is realized by a participant at grant. Generally, at exercise, ordinary income is realized by the participant on the "spread value" (the difference between the exercise or base price paid for the shares and the fair market value of the shares on the exercise date), and the participant's employer is entitled to a tax deduction of the spread value. Upon a participant's later sale of the shares, the appreciation (or depreciation) over the fair market value of the shares on the date of exercise is treated as either short-term or long-term capital gain (or loss), depending on how long the participant has held the shares. The participant's employer is not entitled to a tax deduction in connection with such later sale.

ISOs. No income is realized by a participant at grant or exercise, but inclusion of the spread value in the participant's alternative minimum taxable income may be required. If a participant does not dispose of the shares received upon exercise of an ISO during the requisite holding periods (two years from the grant date, or one year from the exercise date), then, upon a participant's later sale of the shares, any amount realized in excess of the exercise price is treated as a long-term capital gain (and any loss sustained is treated a long-term capital loss), and the participant's employer is not entitled to a tax deduction in connection with the later sale. If a participant makes an early disposition of the shares before the requisite holding periods have expired, the award will be taxed similarly to a NQSO, as the participant realizes ordinary income in the year of disposition on the difference between the exercise price paid for the shares and the fair market value of the shares on the exercise date (or, if less, the amount realized on disposition of the shares), and the participant's employer is entitled to a tax deduction of such amount. If a participant exercises an ISO more than three months after termination of employment (subject to certain exceptions for death or disability), the ISO will be taxed as a NQSO as a result of the delayed exercise. The tax treatment applicable to a participant's later sale of the shares following an early disposition or a delayed exercise is the same as described above for a NQSO.

Other Stock-Based Awards. The tax effects related to other stock-based awards under the 2024 Plan are dependent upon the structure of the particular award.

Withholding. At the time a participant is required to recognize ordinary compensation income resulting from an award, such income will be subject to federal and applicable state and local income tax and applicable tax withholding requirements. The Company will deduct or withhold, or require the participant to remit to their employer, an amount sufficient to satisfy federal, state, local and foreign taxes required to be withheld with respect to any taxable event under the 2024 Plan.

Section 409A. Certain awards under the 2024 Plan may be subject to Section 409A of the Internal Revenue Code, which regulates "nonqualified deferred compensation." If an award under the 2024 Plan is subject to Section 409A but is not administered in compliance with Section 409A, a participant may be subject to immediate income taxation on amounts deferred, an additional 20% tax on such amounts, and interest on such amounts from the date such amounts were required to be included in taxable income.

New Plan Benefits

Because awards to be granted in the future under the 2024 Plan are at the discretion of the Compensation Committee, it is not possible to determine the benefits or the amounts received or that will be received under the 2024 Plan by eligible participants.

Equity Compensation Plan Information

The following table discloses information regarding the securities to be issued and the securities remaining available for issuance under the Company's stock-based incentive plans as of December 30, 2023 (shares in thousands). The amounts shown do not include the shares of Common Stock that would be available for issuance under the 2024 Plan if this proposal is approved.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans – approved by security holders	626	14.78	1,125[1][2]
Equity compensation plans – not approved by security holders	—	—	—
Total	626	14.78	1,125[1][2]

(1) Of the approximately 1,125,202 securities that remained available for issuance under the equity compensation plans as of December 30, 2023, approximately 560,996 and 564,206 were available under the Company's 2014 Incentive Plan and 2019 Incentive Plan, respectively, for the issuance of awards. No additional awards will be (or have been) granted under the Company's 2014 Incentive Plan between December 30, 2023 and its expiration on April 30, 2024.

(2) Approximately 564,206 securities remain available for issuance under the 2019 Incentive Plan. Amounts reported in this column exclude amounts reported in column (a) as well as amounts in respect of unvested shares of restricted stock, which are treated as issued and outstanding and which will not have any additional dilutive impact upon vesting.

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE THEIR SHARES FOR THE APPROVAL OF THE 2024 PLAN.**

PRINCIPAL STOCKHOLDERS

As of March 14, 2024, the following parties were known by the Company to be the "beneficial owner" of more than five percent of the Common Stock:

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Blackrock, Inc. 50 Hudson Yards New York, NY 10001	18,628,278[1]	16.3%[2]
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	12,299,997[3]	10.8%[2]
First Trust Portfolios, L.P. 120 East Liberty Drive, Suite 400 Wheaton, IL 60187	7,085,950[4]	6.2%[2]
GAMCO Investors, Inc. One Corporate Center Rye, NY 10580	6,951,894[5]	6.1%[2]

(1) This information is based on a Schedule 13G/A filed by BlackRock, Inc. with the Securities and Exchange Commission ("SEC") on January 22, 2024. BlackRock filed this Schedule 13G/A on its own behalf and on behalf of certain of its subsidiaries. The Schedule 13G/A reported that BlackRock has sole voting and dispositive power with respect to 18,208,179 and 18,628,278, respectively, of the shares shown. The Schedule 13G/A also reported that BlackRock Fund Advisors owned 5% or greater of the security class being reported on the Schedule 13G/A.

(2) The percent of class shown was based on the shares of Common Stock reported on the Schedule 13G/A and the total number of shares outstanding as of December 30, 2023. The difference in the total number of shares outstanding on December 30, 2023 and March 14, 2024 does not materially affect the percentage of ownership of the class.

(3) This information is based on a Schedule 13G/A filed by The Vanguard Group, Inc. ("VGI") with the SEC on February 13, 2024. According to the Schedule 13G/A, VGI has sole dispositive power with respect to 12,055,121 of the shares shown. VGI also has shared voting power with respect to 140,700 of the shares shown, and shared dispositive power with respect to 244,876 of the shares shown.

(4) The information is based on a Schedule 13 jointly filed by affiliates First Trust Portfolios, L.P and First Trust Advisors L.P., along with their general partner, The Charger Corporation, on January 10, 2024. The Schedule 13 reported that the reporting parties have shared voting and dispositive power with respect to 5,908,227 and 7,085,950 respectively, of the shares shown. The Schedule 13 also reported that First Trust Portfolios, L.P. acts as sponsor of certain unit investment trusts that hold shares of the Company, and that First Trust Advisors L.P. acts as the portfolio supervisor of those trusts. According to the Schedule 13, none of the reporting parties has the power the vote the shares of the Company held by those unit investment trusts. Those shares are purportedly voted by the trustee of such trusts so as to ensure that the shares are ordinarily voted as closely as possible, in the same manner and in the same general proportion as are the shares held by other owners.

(5) This information is based on a Schedule 13D/A filed by GAMCO Investors Inc. ("GBL") and certain of its affiliates (collectively, the "Gabelli Reporters") on June 30, 2023. The Schedule 13D/A reported that, as of the date of filing, GAMCO Asset Management Inc. ("GAMCO") beneficially owned 2,043,579 of the shares reported; Gabelli Funds, LLC ("Gabelli Funds") beneficially owned 1,400,368 of the shares reported; GGCP, Inc. ("GGCP") beneficially owned 7,000 of shares reported; Mario J. Gabelli ("Gabelli") beneficially owned 2,300 of the shares reported; and MJG Associates, Inc. beneficially owned 22,700 of the shares reported. In addition, the Schedule 13D/A reported that each Gabelli Reporter (and certain executive officers, directors and other related persons as disclosed on the Schedule 13D/A) has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Stock reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 50,900 of the reported shares, (ii) Gabelli Funds, a wholly-owned subsidiary of GBL, has sole dispositive and voting power with respect to the shares of the Company held by certain funds (the "Funds") for which it provides advisory services, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Company and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Gabelli, GBL, and GGCP is indirect with respect to Common Stock beneficially owned directly by other Gabelli Reporters. For purposes of this table, the Gabelli Reporters' aggregate ownership as reported in the Schedule 13D/A filed June 30, 2023 has been adjusted to account for the Company's two-for-one stock split that occurred on October 20, 2023.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY INSIDERS

The following table sets forth, as of the close of business on March 14, 2024, information about the 2.8% of shares of Common Stock (calculated based on 113,597,003 shares outstanding) beneficially owned by each of the Company's current directors, nominees for director, executive officers and NEOs. The NEOs are those individuals set forth in the "Summary Compensation Table for 2023" included herein. Unless otherwise indicated, all directors, nominees for director, and NEOs have sole voting and investment power with respect to the shares of Common Stock reported. The table and the accompanying footnotes set forth the foregoing persons' current positions with the Company, principal occupations and employment over the preceding five years, age and directorships held in certain other publicly-owned companies.

Principal Occupation, Employment, etc.	Common Stock Beneficially Owned as of March 14, 2024	Percent of Class
Chairman and Chief Executive Officer		
Gregory L. Christopher[1]	1,566,833	1.4%
Independent Directors		
Elizabeth Donovan[2]	56,000	*
William C. Drummond	12,400	*
Gary S. Gladstein[3]	367,390	*
Scott J. Goldman[4]	115,099	*
John B. Hansen[5]	134,214	*
Terry Hermanson	107,349	*
Charles P. Herzog, Jr.[6]	82,586	*
Section 16 Officers		
Jeffrey A. Martin	365,965	*
Executive Vice President, Chief Financial Officer and Treasurer since February 14, 2013; age 57[7]		
Christopher J. Miritello	114,883	*
Executive Vice President, General Counsel and Secretary since January 1, 2017; age 41[8]		
Steffen Sigloch	204,757	*
Chief Manufacturing Officer since May 4, 2017; age 55[9]		
SECTION 16 OFFICERS AND DIRECTORS AS A GROUP	**3,127,476**	**2.8%** **

*   Less than 1%

**   Includes 216,220 shares of Common Stock which are subject to currently exercisable stock options and 1,169,000 shares of non-vested restricted stock held by executive officers and directors of the Company.

(1)   The number of shares of Common Stock beneficially owned by Mr. Christopher includes (i) 804,000 shares of non-vested restricted stock (some of which have the potential to vest at 200%), (ii) 140,000 shares owned by a trust in which his wife is beneficiary, (iii) 144,520 shares owned by a trust in which he is beneficiary and (iv) 13,600 shares of Common Stock which are owned by Mr. Christopher's children.

(2)   The number of shares of Common Stock beneficially owned by Ms. Donovan includes (i) 28,000 shares of Common Stock which are subject to currently exercisable stock options, and (ii) 4,000 shares of Common stock which are owned by Ms. Donovan's spouse.

(3)   The number of shares of Common Stock beneficially owned by Mr. Gladstein includes (i) 69,334 shares of Common Stock which are subject to currently exercisable stock options, and (ii) 296,456 shares of Common Stock, which are owned by a trust of which he is beneficiary.

(4)   The number of shares of Common Stock beneficially owned by Mr. Goldman includes (i) 59,556 shares of Common Stock which are subject to currently exercisable stock options.

(5)   The number of shares of Common Stock beneficially owned by Mr. Hansen includes (i) 8,000 shares of Common Stock which are subject to currently exercisable stock options, and (ii) 18,000 shares of Common Stock owned by a trust where his wife and children serve as beneficiaries.

(6)   The number of shares of Common Stock beneficially owned by Mr. Herzog includes (i) 36,000 shares of Common Stock which are subject to currently exercisable stock options, (ii) 8,000 shares of Common Stock owned by a trust of which his children are beneficiaries, and (iii) 30,000 shares of Common Stock owned by a trust of which his is beneficiary.

(7) Mr. Martin served (i) as Interim Chief Financial Officer of the Company from October 26, 2012 until February 14, 2013, (ii) as Vice President - Corporate Development of the Company from January 11, 2011 until October 26, 2012, (iii) as Vice President-Finance & Corporate Development from August 1, 2008 until January 11, 2011, and (iv) as Vice President-Operations, Standard Products Division prior to August 1, 2008. The number of shares of Common Stock beneficially owned by Mr. Martin includes 160,600 shares of non-vested restricted stock (some of which have the potential to vest at 200%).

(8) Mr. Miritello served as Deputy General Counsel of the Company from September 15, 2015 to December 31, 2016. Prior to joining the Company, he was associated with the New York office of Willkie Farr & Gallagher LLP. The number of shares of Common Stock owned by Mr. Miritello includes (i) 15,330 shares of Common Stock which are subject to currently exercisable stock options and (ii) 54,000 shares of non-vested restricted stock (some of which have the potential to vest at 200%).

(9) Mr. Sigloch served as (i) President – Piping Systems North America of the Company from May 5, 2016 until May 4, 2017; (ii) President – Extruded Products of the Company from January 1, 2013 until May 5, 2016, (iii) Corporate Vice President – Engineering and Manufacturing of the Company from January 1, 2012 until January 1, 2013, and (iv) Vice President – Engineering and Manufacturing of Mueller Europe, Ltd, from July 1, 2011 until January 1, 2012. Prior to joining the Company on July 1, 2011, Mr. Sigloch served as Chief Executive Officer of Wieland Copper Products, LLC. The number of shares of Common Stock beneficially owned by Mr. Sigloch includes 150,400 shares of non-vested restricted stock (some of which have the potential to vest at 200%).

— DELINQUENT SECTION 16(a) REPORTS

Based solely upon its review of Forms 3 and 4 received by it, and written representations from certain reporting persons about whether any Form 5 filings were required, the Company believes that during 2023, all filing requirements applicable to its officers, directors and ten percent stockholders were complied with except as follows

- On December 4 and December 14, 2023, Mr. Sigloch completed transactions in Common Stock pursuant to a previously disclosed 10b5-1 trading plan that required Form 4 reports, but those Form 4 reports were not timely filed. Amended Form 4 reports reflecting those transactions were filed on December 19 and December 27, 2023, respectively.

- On January 22, 2024, Mr. Herzog filed a late Form 4 to report four quarterly dividend reinvestment transactions that occurred between March 2022 and December 2022, which he discovered had occurred without his knowledge.

ADDITIONAL MATTERS

— VOTING SECURITIES

At the close of business on the Record Date, there were 113,597,003 shares of Common Stock outstanding, which are the only shares entitled to be voted at the Annual Meeting. Each share of Common Stock is entitled to one vote. Only stockholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. The Bylaws do not provide for cumulative voting for the election of directors.

On September 26, 2023, our Board of Directors authorized and approved a two-for-one stock split ("Stock Split") in the form of a stock dividend of one share of the Company's Common Stock for every one share of Common Stock issued and outstanding as of the close of business on October 6, 2023. The distributions of the aforementioned stock dividend (and/or cash in lieu of fractional shares) was effected on October 20, 2023. In connection with the Stock Split, and in accordance with the Company's outstanding stock option plans and agreements, the Company adjusted the shares subject to and the per share exercise price with respect to outstanding options. These adjustments resulted in the number of shares subject to each outstanding option and an adjustment to the option purchase price designed to maintain the option holders' intrinsic value following the Stock Split. References in this Proxy Statement to beneficial stock ownership or outstanding options for periods following October 20, 2023 reflect the equitable adjustments made to stock beneficially owned (including options outstanding) as of October 6, 2023. References in this Proxy Statement to stock or option awards issued prior to October 6, 2023 have also been equitably adjusted to reflect the Stock Split.

— STOCKHOLDER NOMINATIONS FOR BOARD MEMBERSHIP AND OTHER PROPOSALS FOR THE 2025 ANNUAL MEETING

It is anticipated that the next Annual Meeting after the one scheduled for May 9, 2024 will be held on or about May 8, 2025. The Company's Bylaws require that, for nominations of directors or other business to be properly brought before an Annual Meeting, written notice of such nomination or proposal for other business must be furnished to the Company. Such notice must contain certain information concerning the nominating or proposing stockholder and information concerning the nominee and must be furnished by the stockholder (who must be entitled to vote at the meeting) to the Secretary of the Company, in the case of the Annual Meeting to be held in 2025, no earlier than December 10, 2024 and no later than January 9, 2025. Such notice must contain the information required by our Bylaws, including the information required by Rule 14a-19 of the Exchange Act in the case of a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees (unless such solicitation would not be subject to Rule 14a-19 under the Exchange Act). A copy of the applicable provisions of the Bylaws may be obtained by any stockholder, without charge, upon written request to the Secretary of the Company at the address set forth below.

In addition to the foregoing, and in accordance with the rules of the SEC, in order for a stockholder proposal, relating to a proper subject, to be considered for inclusion in the Company's proxy statement and form of proxy relating to the Annual Meeting to be held in 2025, such proposal must be received by the Secretary of the Company by November 28, 2024 in the form required under and subject to the other requirements of the applicable rules of the SEC. If the date of the Annual Meeting to be held in 2025 is changed to a date more than 30 days earlier or later than May 8, 2025, the Company will inform the stockholders in a timely fashion of such change and the date by which proposals of stockholders must be received for inclusion in the proxy materials. Any such proposal should be submitted by certified mail, return receipt requested, or other means, including electronic means, that allow the stockholder to prove the date of delivery.

If a stockholder intends to present a proposal at the 2025 Annual Meeting without any discussion of the proposal in our proxy statement, and the stockholder does not notify us of such proposal on or before February 11, 2025 as required by SEC Rule 14a-4(c)(1), then proxies received by us for the 2024 Annual Meeting will be voted by the persons named as such proxies in their discretion with respect to such proposal. Notice of any such proposal is to be sent to the address set forth below.

OTHER INFORMATION

If any matter not described herein should properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by them as they deem appropriate. At the date of this Proxy Statement, the Company knew of no other matters which might be presented for stockholder action at the Annual Meeting.

Consolidated financial statements for the Company are included in the Annual Report to Stockholders for the year ended December 30, 2023 that accompanies this Proxy Statement. These financial statements are also on file with the SEC, 100 F Street, N.E., Washington, D.C. 20549 and with the NYSE. The Company's SEC filings are also available at the Company's website at www.muellerindustries.com or the SEC's website at www.sec.gov.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED FOR THE YEAR ENDED DECEMBER 30, 2023 (EXCLUDING EXHIBITS) OR, AS NOTED HEREIN, ANY OF THE COMPANY'S BOARD COMMITTEE CHARTERS, CORPORATE GOVERNANCE GUIDELINES, OR CODE OF ETHICS WILL BE FURNISHED, WITHOUT CHARGE, BY WRITING TO CHRISTOPHER J. MIRITELLO, CORPORATE SECRETARY, MUELLER INDUSTRIES, INC., AT THE COMPANY'S PRINCIPAL PLACE OF BUSINESS (150 SCHILLING BOULEVARD, SUITE 100, COLLIERVILLE, TENNESSEE 38017). UPON RECEIPT BY WRITING TO THE FOREGOING ADDRESS, THE COMPANY WILL ALSO FURNISH ANY OTHER EXHIBIT OF THE ANNUAL REPORT ON FORM 10-K UPON ADVANCE PAYMENT OF THE REASONABLE OUT-OF-POCKET EXPENSES OF THE COMPANY RELATED TO THE COMPANY'S FURNISHING OF SUCH EXHIBIT.

NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2024 ANNUAL MEETING TO BE HELD ON MAY 9, 2024

The Proxy Statement and Annual Report are available at: http://www.proxyvote.com

You will need the Control Number included on your proxy card. For the date, time, and location of the Annual General Meeting, please refer to "Solicitation of Proxies." For information on how to attend and vote in person at the Annual General Meeting, an identification of the matters to be voted upon at the Annual General Meeting and the Board's recommendations regarding those matters, please refer to "Solicitation of Proxies," "Election of Directors," "Appointment of Independent Registered Accounting Firm", "Approval of the Compensation of the Company's Named Executive Officers and "Approval of the 2024 Incentive Plan."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has enacted a rule that allows multiple investors residing at the same address the convenience of receiving a single copy of annual reports, proxy statements, prospectuses and other disclosure documents if they consent to do so. This is known as "Householding." Please note, if you do not respond, Householding will start 60 days after the mailing of this notice. We will allow Householding only upon certain conditions. Some of those conditions are:

- You agree to or do not object to the Householding of your materials,
- You have the same last name and exact address as another investor(s).

If these conditions are met, and SEC regulations allow, your household will receive a single copy of annual reports, proxy statements, prospectuses and other disclosure documents.

You may revoke a prior Householding consent at any time by contacting Broadridge, either by calling toll-free at (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717. We will remove you from the Householding program within 30 days of receipt of your response, following which you will receive an individual copy of our disclosure document.

By order of the Board of Directors

Christopher J. Miritello
Corporate Secretary

MUELLER INDUSTRIES, INC.
2024 INCENTIVE PLAN

1. **Purpose.**

The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of the Company and its Affiliates and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The Plan authorizes the award Stock-based incentives to Eligible Persons to encourage such persons to expend maximum effort in the creation of stockholder value.

If the Plan is not approved by the Company's stockholders, then the Plan will be null and void in its entirety.

2. **Definitions.**

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(b) "Award" means any Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, or other Stock-based award granted under the Plan.

(c) "Award Agreement" means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, a SAR Agreement, or an agreement governing the grant of any other Stock-based Award granted under the Plan.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" means, with respect to any Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (1) the Participant's plea of *nolo contendere* to, conviction of or indictment for any crime (whether or not involving the Company or its Affiliates) (i) constituting a felony, or (ii) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant's duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or its Affiliates, (2) conduct of the Participant, in connection with his or her employment or service, that has resulted, or could reasonably be expected to result, in injury to the business or reputation of the Company or its Affiliates, including, without limitation, conduct constituting fraud, embezzlement or material misappropriation of the assets or business opportunities of the Company, (3) any material violation of the policies of the Company or its Affiliates, including but not limited to those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company or its Affiliates, or (4) willful neglect or misconduct in the performance of the Participant's duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; *provided, however*, that if, subsequent to the Participant's termination of employment (whether voluntary or involuntary) without Cause, it is discovered that the Participant's employment or service could have been terminated for Cause, such Participant's employment or service shall be deemed to have been terminated for Cause, and the Participant shall be required to repay to the Company all amounts received by him or her in respect of any Award following such Termination that would have been forfeited under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement defining Cause, "Cause" shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

(f) "<u>Change in Control</u>" means:

(1) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission or pursuant to a Non-Control Transaction) whereby any "person" (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities eligible to vote in the election of the Board (the "<u>Company Voting Securities</u>");

(2) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the "<u>Incumbent Board</u>") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including, but not limited to, a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(3) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company's stockholders (whether for such transaction or the issuance of securities in the transaction or otherwise) (a "<u>Reorganization</u>"), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the "<u>Surviving Company</u>") or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership

of one hundred percent (100%) of the voting securities of the Surviving Company (the "Parent Company"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of the Reorganization are members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (i), (ii), and (iii) above shall be a "Non-Control Transaction"); or

(4) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company's Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; *provided* that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(h) "Committee" means the Board, the Compensation Committee of the Board or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

(i) "Company" means Mueller Industries, Inc., a Delaware corporation.

(j) "Corporate Event" has the meaning set forth in Section 0 below.

(k) "<u>Data</u>" has the meaning set forth in Section 20(f) below.

(l) "<u>Disability</u>" means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, "<u>Disability</u>" shall have the meaning provided in such Award Agreement or Participant Agreement.

(m) "<u>Disqualifying Disposition</u>" means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (1) two years after the date on which the Participant was granted the Incentive Stock Option or (2) one year after the date upon which the Participant acquired the Stock.

(n) "<u>Effective Date</u>" means [_], which is the date on which the Plan was first approved by the Company's stockholders.

(o) "<u>Eligible Person</u>" means (1) each employee and officer of the Company or of any of its Affiliates, including each such employee and officer who may also be a director of the Company or any of its Affiliates, (2) each non-employee director of the Company or any of its Affiliates, (3) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, stockholder or partner) and who is designated as eligible by the Committee, and (4) each natural Person who has been offered employment by the Company or any of its Affiliates; *provided* that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; *provided further, however*, that (i) with respect to any Award that is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, the term Affiliate as used in this Section 0 shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain other than the last corporation owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (ii) with respect to any Award that is intended to qualify as an Incentive Stock Option, the term "Affiliate" as used in this Section 0 shall include only those entities that qualify as a "subsidiary corporation" with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or its Affiliates for purposes of eligibility for participation in the Plan.

(p) "<u>Exchange Act</u>" means the Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

(q) "<u>Expiration Date</u>" means the date upon which the term of an Option or Stock Appreciation Right expires, as determined under Section 0 or 0 hereof, as applicable.

(r) "Fair Market Value" means, as of any date when the Stock is listed on one or more national securities exchanges, the mean between the highest and lowest sale prices of the Stock reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination, or if there is no such sale on the date of determination, the mean between the highest and lowest sale prices of the Stock on the most recent date on which such a sale is reported. If the Stock is not listed on a national securities exchange, "Fair Market Value" shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

(s) "Incentive Stock Option" means an Option intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(t) "Nonqualified Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(u) "Option" means a conditional right, granted to a Participant under Section 0 hereof, to purchase Stock at a specified price during a specified time period.

(v) "Option Agreement" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual Option grant.

(w) "Participant" means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.

(x) "Participant Agreement" means an employment or services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant's employment or service with the Service Recipient and is effective as of the date of determination.

(y) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

(z) "Plan" means this Mueller Industries, Inc. 2024 Incentive Plan, as amended from time to time.

(aa) "Qualified Member" means a member of the Committee who is a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "independent director" as defined under, as applicable, the NASDAQ Listing Rules, the NYSE Listed Company Manual or other applicable stock exchange rules.

(bb) "Qualifying Committee" has the meaning set forth in Section 0 hereof.

(cc) "Qualifying Retirement" means a Termination by a Participant who has (1) attained age sixty-five (65) and has completed ten (10) or more years of service with the Company or its Affiliates or with any predecessor entity with respect to which the Company recognizes credited years of service or (2) had such Termination approved by the Board as a Qualifying Retirement under the Plan.

(dd) "Restricted Stock" means Stock granted to a Participant under Section 0 hereof that is subject to certain restrictions and to a risk of forfeiture.

(ee) "Restricted Stock Agreement" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock grant.

(ff) "Restricted Stock Unit" means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.

(gg) "RSU Agreement" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual grant of Restricted Stock Units.

(hh) "SAR Agreement" means a written agreement (including an electronic writing to the extent permitted by applicable law) between the Company and a Participant evidencing the terms and conditions of an individual grant of Stock Appreciation Rights.

(ii) "Securities Act" means the Securities Act of 1933, as amended from time to time, including rules and regulations thereunder and successor provisions and rules and regulations thereto.

(jj) "Service Recipient" means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(kk) "Stock" means the Company's common stock, par value $0.01 per share, and such other securities as may be substituted for such stock pursuant to Section 0 hereof.

(ll) "Stock Appreciation Right" means a conditional right to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 0 below, Stock Appreciation Rights shall be settled in Stock.

(mm) "Substitute Award" has the meaning set forth in Section 0 hereof.

(nn) "Termination" means the termination of a Participant's employment or service, as applicable, with the Service Recipient; *provided, however*, that, if so determined by the Committee at the time of any change in status in relation to the Service Recipient (*e.g.*, a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder. Unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a

Participant's change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a "separation from service" within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3. **Administration.**

(a) Authority of the Committee. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants, (2) grant Awards, (3) determine the type, number of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards, (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (5) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all persons, including, without limitation, the Company, its Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, but subject to Section 4(f) of the Plan, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including upon a Corporate Event, or in the event of a Participant's Termination by the Service Recipient other than for Cause, or due to the Participant's death, Disability or Qualifying Retirement. For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

(b) Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a "Qualifying Committee"). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

(c) Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 0 within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with subsection 0 above.

(d) Sections 409A and 457A. The Committee shall take into account compliance with Sections 409A and 457A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A or Section 457A of the Code or any damages for failing to comply with Section 409A or Section 457A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A or Section 457A of the Code).

4. **Shares Available Under the Plan; Other Limitations.**

(a) Number of Shares Available for Delivery. Subject to adjustment as provided in Section 0 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be 3,000,000. Shares of Stock delivered under the Plan shall consist of authorized and unissued shares or previously issued shares of Stock reacquired by the Company on the open market or by private purchase. Notwithstanding the foregoing, (i) except as may be required by reason of Section 422 of the Code, the number of shares of Stock available for issuance hereunder shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by, as applicable, NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) and IM-5635-1, AMEX Company Guide Section 711, or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations (each such Award, a "Substitute Award"); and (ii) shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(b) Share Counting Rules. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting (as, for example, in the case of tandem awards or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares of Stock previously counted in connection with an Award. Other than with respect to a Substitute Award, to the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the Participant of the full number of shares of Stock to which the Award related, the undelivered shares will again be available for grant. The following shares of Stock shall not become available for issuance (or re-issuance) hereunder: (1) shares withheld or surrendered following the termination of the Plan, (2) shares of Stock used by a Participant as payment of the exercise price in connection with the exercise of an Award, including shares issued in respect of payment of the exercise of any Option or Stock Appreciation Right issued hereunder, (3) shares of Stock tendered or withheld to satisfy tax obligations with respect to Awards, (4) at the time the applicable shares are withheld or surrendered, the issuance of such shares would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Stock is listed, (5) shares of Stock repurchased by the Company with proceeds received from the exercise of an Option issued under this Plan, and (6) shares of Stock subject to any Stock Appreciation Right that is settled by the issuance of shares of Stock issued under this Plan that are not issued in connection with the settlement of such Award upon its exercise.

(c) <u>Incentive Stock Options</u>. All shares of Stock reserved for issuance hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options (subject to adjustment as provided in Section 0 hereof).

(d) <u>Dividends and Dividend Equivalents</u>. No dividends or dividend equivalents shall be paid on Options, Stock Appreciation Rights, unvested Awards, or vested Restricted Stock Units prior to the actual delivery of shares of Stock. The Committee may, in its discretion, accrue on the books of the Company dividends and dividend equivalents with respect to unvested Awards or vested Restricted Stock Units prior to the actual delivery of shares of Stock. Any such accrual by the Committee of such dividends or dividend equivalents for such Awards shall be subject to forfeiture to the same degree as the shares underlying such Award(s). Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any dividends or dividend equivalents. For the avoidance of doubt, no dividends or dividend equivalents shall be paid on Options or Stock Appreciation Rights.

(e) <u>Shares Available Under Acquired Plans</u>. To the extent permitted by NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Stock reserved and available for delivery in connection with Awards under the Plan; *provided* that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

(f) <u>Minimum Vesting Period</u>. Other than with respect to a Substitute Award and except with respect to a maximum of five percent (5%) of the shares of Stock authorized for grant under the Plan, no Award may vest over a period that is less than one (1) year from the date of grant;

provided, however, that the foregoing minimum vesting period shall not apply in the event of a Participant's Termination without Cause or a Participant's Termination due to death, Disability or Qualifying Retirement, or in the event of a Corporate Event.

5. **Options.**

(a) General. Certain Options granted under the Plan are intended to qualify as Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board and (ii) the date the stockholders of the Company approve the Plan. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; *provided, however*, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to 2(o) above) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) Term. The term of each Option shall be set by the Committee at the time of grant; *provided, however*, that no Option granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted.

(c) Exercise Price. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant; *provided, however*, that if an Option is intended to qualify as either (1) a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code or (2) an Incentive Stock Option, then in each case the applicable exercise price shall not be less than the Fair Market Value on the date of grant, subject to subsection 0 below in the case of any Incentive Stock Option. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; *provided*, that such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(d) Payment for Stock. Payment for shares of Stock acquired pursuant to Options granted hereunder shall be made in full upon exercise of an Option in a manner approved by the Committee, which may include any of the following payment methods: (1) in immediately available funds in United States dollars, or by certified or bank cashier's check, (2) by delivery of shares of Stock having a value equal to the exercise price, (3) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company's withholding obligations, or (4) by any other means approved by the Committee (including, by delivery of a notice of "net exercise" to the Company, pursuant to which the Participant shall receive the number of shares of Stock underlying the Option so exercised reduced by the number of shares of Stock equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise). Anything herein to the contrary notwithstanding, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) Vesting. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Option Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Option at any time and for any reason.   Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason.   If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled or otherwise terminates.

(f) Termination of Employment or Service. Except as provided by the Committee in an Option Agreement or otherwise:

(1) In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, (ii) by reason of the Participant's death or Disability, or (iii) by reason of a Qualifying Retirement, (A) all vesting with respect to such Participant's outstanding Options shall cease, (B) each of such Participant's outstanding unvested Options shall expire as of the date of such Termination, and (C) each of such Participant's outstanding vested Options shall remain exercisable until the earlier of the applicable Expiration Date and the date that is ninety (90) days after the date of such Termination.

(2) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's outstanding Options shall cease, (ii) each of such Participant's outstanding unvested Options shall expire as of the date of such Termination, and (iii) each of such Participant's outstanding vested Options shall remain exercisable until the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Options shall remain exercisable by the person or persons to whom a Participant's rights under the Options pass by will or by the applicable laws of descent and distribution until the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination, but only to the extent that the Options were vested by such Participant at the time of such Termination.

(3) In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's outstanding Options (whether or not vested) shall immediately expire as of the date of such Termination.

(4) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of a Qualifying Retirement, (i) each of such Participant's outstanding Options shall continue to vest in accordance with their original vesting schedule as if no such Termination had occurred, and (ii) each of such Options shall remain exercisable until the applicable Expiration Date.

(g) <u>Special Provisions Applicable to Incentive Stock Options</u>.

(1) No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least one hundred ten percent (110%) of the Fair Market Value on the date of the grant of such Option and (ii) cannot be exercised more than five (5) years after the date it is granted.

(2) To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

(3) Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

6. **Restricted Stock.**

(a) <u>General</u>. Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which agreements need not be identical. Subject to the restrictions set forth in Section 0, and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant's Restricted Stock Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld

(b) <u>Vesting and Restrictions on Transfer</u>. Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a Restricted Stock Agreement; *provided, however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Award of Restricted Stock at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. In addition to any other restrictions set forth in a Participant's Restricted Stock Agreement, until such time as the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock.

(c) <u>Termination of Employment or Service</u>. Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock has vested, (1) all vesting with respect to such Participant's Restricted Stock shall cease, and (2) as soon as practicable following such Termination, the Company shall repurchase from the Participant, and the Participant shall sell, all of such Participant's unvested shares of Restricted Stock at a purchase price equal to the lesser of (A) the original purchase price paid for the Restricted Stock (as adjusted for any subsequent changes in the outstanding Stock or in the capital structure of the Company) less any dividends or other distributions or bonus received (or to be received) by the Participant (or any transferee) in respect of such Restricted Stock prior to the date of repurchase and (B) the Fair Market Value of the Stock on the date of such repurchase; provided that, if the original purchase price paid for the Restricted Stock is equal to zero dollars ($0), such unvested shares of Restricted Stock shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

7. **Restricted Stock Units.**

(a) <u>General</u>. Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which agreements need not be identical.

(b) <u>Vesting</u>. Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an RSU Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Restricted Stock Unit at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason.

(c) <u>Delivery of Stock</u>. Restricted Stock Units shall be subject to a deferral period as set forth in the applicable RSU Agreement, which may or may not coincide with the vesting period, as determined by the Committee in its discretion. Delivery of Stock, cash, or property, as determined by the Committee, will occur upon a specified delivery date or dates upon the expiration of the deferral period specified for the Restricted Stock Units in the RSU Agreement.

(d) <u>Termination of Employment or Service</u>. Except as provided by the Committee in an RSU Agreement, Participant Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock Units have been settled, (1) all vesting with respect to such Participant's Restricted Stock Units shall cease, (2) each of such Participant's outstanding unvested Restricted Stock Units shall be forfeited for no consideration as of the date of such Termination, and (3) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.

8. **Stock Appreciation Rights.**

(a) <u>General</u>. Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.

(b) <u>Term</u>. The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; *provided, however*, that no Stock Appreciation Right granted hereunder shall be exercisable after the expiration of ten (10) years from the date it was granted.

(c) <u>Base Price</u>. The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant; *provided, however*, that if a Stock Appreciation Right is intended to qualify as a "stock right" that does not provide for a "deferral of compensation" within the meaning of Section 409A of the Code, the applicable base price shall not be less than the Fair Market Value on the date of grant. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the base price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; *provided*, that such base price is determined in a manner consistent with the provisions of Section 409A of the Code.

(d) <u>Vesting</u>. Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement; *provided*, *however*, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Stock Appreciation Right at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant's Termination for any reason. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled or otherwise terminates.

(e) <u>Payment upon Exercise</u>. Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f) _Termination of Employment or Service_. Except as provided by the Committee in a SAR Agreement or otherwise:

(1) In the event of a Participant's Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, (ii) by reason of the Participant's death or Disability, or (iii) by reason of a Qualifying Retirement, (A) all vesting with respect to such Participant's outstanding Stock Appreciation Rights shall cease, (B) each of such Participant's outstanding unvested Stock Appreciation Rights shall expire as of the date of such Termination, and (C) each of such Participant's outstanding vested Stock Appreciation Rights shall remain exercisable until the earlier of the applicable Expiration Date and the date that is ninety (90) days after the date of such Termination.

(2) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of such Participant's death or Disability, (i) all vesting with respect to such Participant's outstanding Stock Appreciation Rights shall cease, (ii) each of such Participant's outstanding unvested Stock Appreciation Rights shall expire as of the date of such Termination, and (iii) each of such Participant's outstanding vested Stock Appreciation Rights shall remain exercisable until the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant's death, such Participant's Stock Appreciation Rights shall remain exercisable by the person or persons to whom a Participant's rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Stock Appreciation Rights were vested by such Participant at the time of such Termination.

(3) In the event of a Participant's Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant's outstanding Stock Appreciation Rights (whether or not vested) shall immediately expire as of the date of such Termination.

(4) In the event of a Participant's Termination prior to the applicable Expiration Date by reason of a Qualifying Retirement, (i) each of such Participant's outstanding Stock Appreciation Rights shall continue to vest in accordance with their original vesting schedule as if no such Termination had occurred, and (ii) each of such Stock Appreciation Rights shall remain exercisable until the applicable Expiration Date.

9. **Other Stock-Based Awards.**

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

10. **Adjustment for Recapitalization, Merger, etc.**

(a) <u>Capitalization Adjustments</u>. The aggregate number of shares of Stock that may be granted or purchased pursuant to Awards (as set forth in Section 0 hereof), the numerical share limits in Section 4(a) hereof, the number of shares of Stock covered by each outstanding Award, and the price per share of Stock underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock or other consideration subject to such Awards (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (2) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan. In lieu of or in addition to any adjustment pursuant to this Section 100, if deemed appropriate, the Committee may provide that an adjustment take the form of a cash payment to the holder of an outstanding Award with respect to all or part of an outstanding Award, which payment shall be subject to such terms and conditions (including timing of payment(s), vesting and forfeiture conditions) as the Committee may determine in its sole discretion. The Committee will make such adjustments, substitutions or payment, and its determination will be final, binding and conclusive. The Committee need not take the same action or actions under this Section 10(a) with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions under this Section 10(a) with respect to the vested and unvested portions of an Award.

(b) <u>Corporate Events</u>. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash, (iii) a Change in Control, or (iv) the reorganization, dissolution or liquidation of the Company (each, a "<u>Corporate Event</u>"), the Committee may, in its discretion, provide for any one or more of the following:

(1) The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in subsection 0 above;

(2) The acceleration of vesting of any or all Awards, subject to the consummation of such Corporate Event;

(3) The cancellation of any or all Awards (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to the amount payable

pursuant to any Cash Award or, with respect to other Awards, an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; *provided, however*, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;

(4) The cancellation of any or all Options, Stock Appreciation Rights and other Awards subject to exercise (whether vested or unvested) as of the consummation of such Corporate Event; provided that all Options, Stock Appreciation Rights and other Awards to be so canceled pursuant to this paragraph (4) shall first become exercisable for a period of at least ten (10) days prior to such Corporate Event, with any exercise during such period of any unvested Options, Stock Appreciation Rights or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and

(5) The replacement of any or all Awards (other than Awards that are intended to qualify as "stock rights" that do not provide for a "deferral of compensation" within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to paragraph 0 above shall be made in cash or, in the sole discretion of the Committee, and to the extent applicable, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection 0, the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards, (B) bear such Participant's pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock, and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions under this Section 10(b) with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions under this Section 10(b) with respect to the vested and unvested portions of an Award.

(c) <u>Fractional Shares</u>. Any adjustment provided under this Section 0 may, in the Committee's discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

11. **Use of Proceeds.**

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

12. **Rights and Privileges as a Stockholder.**

Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.

13. **Transferability of Awards.**

Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, including, without limitation, to third party financial institutions, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant's rights under the Plan shall be transferable for no value and only to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

14. **Employment or Service Rights.**

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

15. **Compliance with Laws.**

The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award unless such shares have been properly registered for sale with the Securities and Exchange Commission pursuant to the Securities Act or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16. **Withholding Obligations.**

As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the minimum amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable. Depending on the withholding method, the Company may withhold by considering the applicable minimum statutorily required withholding rates or other applicable withholding rates in the applicable Participant's jurisdiction, including maximum applicable rates that may be utilized without creating adverse accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto).

17. **Amendment of the Plan or Awards.**

(a) Amendment of Plan. The Board or the Committee may amend the Plan at any time and from time to time.

(b) Amendment of Awards. The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.

(c) Stockholder Approval; No Material Impairment. Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without stockholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant's rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 10 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant's consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d) No Repricing of Awards Without Stockholder Approval. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, the repricing of Awards shall not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (1) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 10(a) hereof), (2) any other action that is treated as a repricing under generally accepted accounting principles, and (3) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 10(b) hereof.

18. **Termination or Suspension of the Plan.**

The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; *provided, however*, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

19. **Effective Date of the Plan.**

The Plan is effective as of the Effective Date, subject to stockholder approval.

20. **Miscellaneous.**

(a) Certificates. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock, (2) the Company retain physical possession of the certificates, and (3) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b) Other Benefits. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (*e.g.*, Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (*e*.g., exercise price, vesting schedule or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(d) Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(e) Non-Exempt Employees. If an Option is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (1) if such employee dies or suffers a Disability, (2) upon a Corporate Event in which such Option is not assumed, continued, or substituted, (3) upon a Change in Control, or (4) upon the Participant's retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement, or, if no such definition exists, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from such employee's regular rate of pay, the provisions of this Section 20(e) will apply to all Awards.

(f) Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this section by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant's participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "Data"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such

Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's eligibility to participate in the Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(g) <u>Participants Outside of the United States</u>. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non–United States tax laws and other restrictions applicable as a result of the Participant's residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 20(g) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non–United States nationals or are primarily employed or providing services outside the United States.

(h) <u>Change in Time Commitment</u>. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any of its Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (1) make a corresponding reduction in the number of shares of Stock subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (2) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(i) <u>No Liability of Committee Members</u>. Neither any member of the Committee nor any of the Committee's permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person's own fraud or willful misconduct; *provided, however*, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's certificate or articles of incorporation or by-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(j) Payments Following Accidents or Illness. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware without reference to the principles of conflicts of laws thereof.

(l) Electronic Delivery. Any reference herein to a "written" agreement or document or "writing" will include any agreement or document delivered electronically or posted on the Company's intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

(m) Statute of Limitations. A Participant or any other person filing a claim for benefits under the Plan must file the claim within one (1) year of the date the Participant or other person knew or should have known of the facts giving rise to the claim. This one-year statute of limitations will apply in any forum where a Participant or any other person may file a claim and, unless the Company waives the time limits set forth above in its sole discretion, any claim not brought within the time periods specified shall be waived and forever barred.

(n) Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(o) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

(p) <u>Titles and Headings</u>. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.



2023 FORM 10-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-6770

MUELLER INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**25-0790410**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 Schilling Boulevard	**Suite 100**	
Collierville	**Tennessee**	**38017**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(901) 753-3200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	MLI	New York Stock Exchange

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by a check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter was $4,824,036,270.

The number of shares of the Registrant's common stock outstanding as of February 22, 2024 was 113,634,944 excluding 46,731,064 treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into this Report: Registrant's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, scheduled to be mailed on or about March 22, 2024 (Part III).

MUELLER INDUSTRIES, INC.

_____

As used in this report, the terms "we," "us," "our," "Company," "Mueller," and "Registrant" mean Mueller Industries, Inc. and its consolidated subsidiaries taken as a whole, unless the context indicates otherwise.

_____

TABLE OF CONTENTS

ITEM 1.   BUSINESS

Introduction

Mueller Industries, Inc. (the Company) is a leading manufacturer of copper, brass, aluminum, and plastic products. The range of products we manufacture is broad: copper tube and fittings; line sets; steel nipples; brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; compressed gas valves; refrigeration valves and fittings; pressure vessels; coaxial heat exchangers; and insulated flexible duct systems. We also resell brass and plastic plumbing valves, plastic fittings, malleable iron fittings, faucets, and plumbing specialty products. Our operations are located throughout the United States and in Canada, Mexico, Great Britain, South Korea, the Middle East, and China. The Company was incorporated in Delaware on October 3, 1990.

Each of our reportable segments is composed of certain operating segments that are aggregated primarily by the nature of products offered. These are the Piping Systems, Industrial Metals, and Climate segments.

Certain administrative expenses and expenses related primarily to retiree benefits at inactive operations are combined into the Corporate and Eliminations classification.

Financial information concerning segments and geographic information appears under "Note 3 – Segment Information" in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

New housing starts and commercial construction are important determinants of our sales to the heating, ventilation, and air-conditioning (HVAC), refrigeration, and plumbing markets because the principal end use of a significant portion of our products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products. In addition, our products are used in various transportation, automotive, and industrial applications.

Piping Systems Segment

The Piping Systems segment is composed of Domestic Piping Systems Group, Great Lakes Copper (Great Lakes), European Operations, Trading Group, Jungwoo Metal Ind. Co., LTD (Jungwoo-Mueller), and Mueller Middle East WLL (Mueller Middle East).

The Domestic Piping Systems Group manufactures and distributes copper tube, fittings, line sets, and pipe nipples, and resells steel pipe, brass and plastic plumbing valves, malleable iron fittings and faucets, and plumbing specialties. These products are manufactured in the U.S., sold in the U.S., and exported to markets worldwide. Our copper tube ranges in size from 1/8 inch to 8 1/8 inch diameter and is sold in various straight lengths and coils. We are a market leader in the plumbing, air-conditioning and refrigeration service tube markets and we also supply a variety of water tube in straight lengths and coils used for plumbing applications in virtually every type of construction project. Our copper fittings, line sets, and related components are produced for the plumbing and heating industry to be used in water distribution systems, heating systems, air-conditioning, and refrigeration applications, and drainage, waste, and vent systems.

Great Lakes manufactures copper tube and line sets in Canada and sells the products primarily in the U.S. and Canada. European Operations manufactures copper tube in the United Kingdom, which is sold throughout Europe. The Trading Group manufactures steel pipe nipples and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products to plumbing wholesalers, distributors to the manufactured housing and recreational vehicle industries, and building materials retailers in North America. Jungwoo-Mueller, our South Korean joint venture, manufactures copper-based joining products that are sold worldwide. Mueller Middle East, our Bahraini joint venture, manufactures copper tube and serves markets in the Middle East and Northern Africa.

We acquired Kessler Sales and Distribution on August 2, 2020 and increased our equity interest in Mueller Middle East to 55 percent on December 7, 2021. These acquisitions complement our existing businesses in the Piping Systems segment.

We disposed of Die-Mold on September 2, 2021 and Heatlink Group on July 3, 2023 in a contribution agreement with a limited liability company operating in the retail distribution business. Die-Mold manufactured PEX and other plumbing-related fittings and plastic injection tooling in Canada and sold these products in Canada and the U.S. Heatlink Group manufactured a complete line of products for PEX plumbing and radiant systems in Canada and sold these products in Canada and the U.S.

The segment sells products to wholesalers in the plumbing and refrigeration markets, distributors to the manufactured housing and recreational vehicle industries, building material retailers, and air-conditioning original equipment manufacturers (OEMs). It markets primarily through its own sales and distribution organization, which maintains sales offices and distribution centers throughout the United States and in Canada, Mexico, Great Britain, South Korea, and the Middle East. Additionally, products are sold and marketed through a complement of agents, which, when combined with our sales organization, provide the Company broad geographic market representation.

We compete with various companies, depending on the product line. In the U.S. copper tube business, domestic competition includes Cerro Flow Products LLC, and Cambridge-Lee Industries LLC (a subsidiary of Industrias Unidas S.A. de C.V.), as well as many actual and potential foreign competitors. In the European copper tube business, we compete with several European-based manufacturers of copper tube as well as other foreign-based manufacturers. In the Canadian copper tube business, our competitors include foreign-based manufacturers. In the copper fittings market, our domestic competitors include Elkhart Products Company (a subsidiary of Aalberts Industries N.V.) and NIBCO, Inc. We also compete with several foreign manufacturers. Additionally, our copper tube and fittings businesses compete with a large number of manufacturers of substitute products made from other metals and plastic.

Industrial Metals Segment

The Industrial Metals segment is composed of Brass Rod, Impacts & Micro Gauge, Brass Value-Added Products, and Precision Tube.

Brass Rod manufactures a broad range of brass rod and shapes in a variety of standard and lead-free alloys sold primarily to OEMs in the industrial, HVAC, plumbing, and refrigeration industries. We extrude brass, bronze, and copper alloy rod in sizes ranging from 3/8 inches to 4 inches in diameter. These alloys are used in applications that require a high degree of machinability, wear and corrosion resistance, as well as electrical conductivity.

Impacts & Micro Gauge manufactures cold-form aluminum and copper products for automotive, industrial, and recreational components, as well as high-volume machining of aluminum, steel, brass, and cast iron impacts and castings for automotive applications. It sells its products primarily to OEMs in the U.S., serving the automotive, military ordnance, aerospace, and general manufacturing industries. Typical applications for impacts are high strength ordnance, high-conductivity electrical components, builders' hardware, hydraulic systems, automotive parts, and other uses where toughness must be combined with varying complexities of design and finish.

Brass Value-Added Products manufactures brass and aluminum forgings; brass, aluminum, and stainless steel valves; fluid control solutions; and gas train assembles. Our forgings are used in a wide variety of products, including automotive components, brass fittings, industrial machinery, valve bodies, gear blanks, and computer hardware. Our valves, fluid control systems, and gas train assemblies are used in the compressed gas, pharmaceutical, construction, and gas appliance markets.

Precision Tube manufactures specialty copper, copper alloy, and aluminum tube.

We disposed of our Copper Bar business on October 25, 2021.

The segment sells its products primarily to domestic OEMs in the industrial, construction, HVAC, plumbing, and refrigeration markets. The total amount of order backlog for the Industrial Metals Segment as of December 30, 2023 was not significant.

Competitors, primarily in the brass rod market, include Wieland Chase, LLC, a subsidiary of Wieland-Werke AG, and several foreign manufacturers.

Climate Segment

The Climate segment is composed of Refrigeration Products, Westermeyer Industries, Inc. (Westermeyer), Turbotec Products, Inc. (Turbotec), Flex Duct, and Linesets, Inc.

Refrigeration Products designs and manufactures valves, protection devices, and brass fittings for various OEMs in the commercial HVAC and refrigeration markets. Westermeyer designs, manufactures, and distributes high-pressure components and accessories for the air-conditioning and refrigeration markets. Turbotec manufactures coaxial heat exchangers and twisted tubes for the HVAC, geothermal, refrigeration, swimming pool heat pump, marine, ice machine, commercial boiler, and heat reclamation markets. Flex Duct, which consists of ATCO Rubber Products, Inc. (ATCO) and H&C Flex, manufactures and distributes insulated HVAC flexible duct systems.

We acquired Shoals Tubular, Inc. (Shoals) on January 17, 2020 and H&C Flex on January 29, 2021. These acquisitions complement our existing businesses in the Climate segment.

We disposed of Fabricated Tube Products and Shoals on July 28, 2021. Fabricated Tube Products manufactured tubular assemblies and fabrications for OEMs in the HVAC and refrigeration markets; Shoals manufactured brazed manifolds, headers, and distributor assemblies.

The segment sells predominantly to wholesalers and OEMs in the HVAC and refrigeration markets in the U.S. The total amount of order backlog for the Climate segment as of December 30, 2023 was not significant.

Human Capital Resources

As of December 30, 2023, the Company employed approximately 4,509 employees, of which approximately 1,512 were represented by various unions. Those union contracts will expire as follows:

Location	Expiration Date
Port Huron, Michigan (Local 218 IAM)	May 3, 2026
Wynne, Arkansas (MCTP)	November 30, 2024
Port Huron, Michigan (Local 44 UAW)	May 4, 2025
Wynne, Arkansas (B&K LLC)	August 5, 2024
Fulton, Mississippi	October 2, 2025
University Park, Illinois	June 20, 2024
Woodbridge, New Jersey	April 30, 2025

The union agreements at the Company's U.K. and Mexico operations are renewed annually. The Company expects to renew its union contracts without material disruption to its operations. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees and directors through the granting of stock-based compensation awards. The health and safety of our employees is our high priority and in particular, in response to the COVID-19 pandemic. We have taken additional measures to limit possible infections at the workplace.

Furthermore, we expect that our employees and members of our Board of Directors will conduct themselves ethically and properly as a matter of course and comply with the guidelines set forth on our Code of Business Conduct and Ethics.

Raw Material and Energy Availability

A substantial portion of our base metal requirements (primarily copper) is normally obtained through short-term supply contracts with competitive pricing provisions (for cathode) and the open market (for scrap). Other raw materials used in the production of brass, including brass scrap, zinc, tin, and lead are obtained from zinc and lead producers, open-market dealers, and customers with brass process scrap. Raw materials used in the fabrication of aluminum and plastic products are purchased in the open market from major producers.

Adequate supplies of raw material have historically been available to us from primary producers, metal brokers, and scrap dealers. Sufficient energy in the form of natural gas, fuel oils, and electricity is available to operate our production facilities. While temporary shortages of raw material and fuels may occur occasionally, to date they have not materially hampered our operations.

Our copper tube facilities can accommodate both refined copper and certain grades of copper scrap as the primary feedstock. The Company has commitments from refined copper producers for a portion of its metal requirements for 2024. Adequate quantities of copper are currently available. While we will continue to react to market developments, resulting pricing volatility or supply disruptions, if any, could nonetheless adversely affect the Company.

Environmental Proceedings

Compliance with environmental laws and regulations is a matter of high priority for the Company. Mueller's provision for environmental matters related to all properties was $0.7 million for 2023, $1.4 million for 2022, and $5.0 million for 2021. The reserve for environmental matters was $18.9 million at December 30, 2023 and $20.5 million at December 31, 2022. Environmental expenses related to non-operating properties are presented below operating income in the Consolidated Statements of Income, and costs related to operating properties are included in cost of goods sold. We currently anticipate that we will need to make expenditures of approximately $5.2 million for compliance activities related to existing environmental matters during the next three fiscal years.

For a description of material pending environmental proceedings, see "Note 15 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

Other Business Factors

Our business is not materially dependent on patents, trademarks, licenses, franchises, or concessions held. In addition, expenditures for Company-sponsored research and development activities were not material during 2023, 2022, or 2021. No material portion of our business involves governmental contracts.

Seasonality

Our net sales typically moderate in the fourth quarter as a result of the seasonal construction markets and customer shutdowns for holidays, year-end plant maintenance, and physical inventory counts. Also, our working capital typically increases in the first quarter in preparation for the construction season.

SEC Filings

We make available through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). To retrieve any of this information, you may access our internet home page at www.muellerindustries.com, select Investors, and then select SEC Filings.

ITEM 1A.   RISK FACTORS

The Company is exposed to risk as it operates its businesses. To provide a framework to understand our operating environment, we are providing a brief explanation of the more significant risks associated with our businesses. Although we have tried to identify and discuss key risk factors, others could emerge in the future. These risk factors should be considered carefully when evaluating the Company and its businesses.

<u>Risks Related to the Economy and Other External Factors</u>

Increases in costs and the availability of energy and raw materials used in our products could impact our cost of goods sold and our distribution expenses, which could have a material adverse impact on our operating margins.

Both the costs of raw materials used in our manufactured products (copper, brass, zinc, aluminum, and plastic resins) and energy costs (electricity, natural gas and fuel) have been volatile during the last several years, which has resulted in changes in production and distribution costs. For example, recent and pending climate change regulation and initiatives on the state, regional, federal, and international levels that have focused on reducing greenhouse gas (GHG) emissions from the energy and utility sectors may affect energy availability and costs in the near future. While we typically attempt to pass costs through to our customers or to modify or adapt our activities to mitigate the impact of increases, we may not be able to do so successfully. Failure to fully pass increases to our customers or to modify or adapt our activities to mitigate the impact could have a material adverse impact on our operating margins. Additionally, if we are for any reason unable to obtain raw materials or energy, our ability to manufacture our products would be impacted, which could have a material adverse impact on our operating margins.

Economic conditions in the housing and commercial construction industries, as well as inflation and changes in interest rates, could have a material adverse impact on our business, financial condition, and results of operations.

Our business is sensitive to changes in general economic conditions, particularly in the housing and commercial construction industries. Prices for our products are affected by overall supply and demand in the market for our products and for our competitors' products. In particular, market prices of building products historically have been volatile and cyclical, and we may be unable to control the timing and extent of pricing changes for our products. Prolonged periods of weak demand or excess supply in any of our businesses could negatively affect our revenues and margins and could result in a material adverse impact on our business, financial condition, and results of operations.

The markets that we serve, including, in particular, the housing and commercial construction industries, are significantly affected by movements in interest rates and the availability of credit. Significantly higher interest rates could have a material adverse effect on our business, financial condition, and results of operations.

Our businesses are also affected by a variety of other factors beyond our control, including, but not limited to, employment levels, foreign currency exchange rates, consumer confidence, and unforeseen inflationary pressures. In the last year, inflationary pressures have increased. Although we generally attempt to pass along higher raw material costs to our customers in the form of price increases, there can be a delay between an increase in our raw material costs and our ability to raise the prices of our products. Additionally, we may not be able to increase the prices of our products due to other factors including competitive pricing pressure. If the Company is unable to offset significant cost increases through customer price increases, productivity improvements, cost reduction or other programs, Mueller's business, operating results or financial condition could be materially adversely affected.

Since we operate in a variety of geographic areas, our businesses are subject to the economic conditions in each such area. General economic downturns or localized downturns in the regions where we have operations could have a material adverse effect on our business, financial condition, and results of operations. Additionally, the impact of economic conditions on the operations or liquidity of any party with which we conduct our business, including our suppliers and customers, may adversely impact our business.

Our exposure to exchange rate fluctuations on cross border transactions and the translation of local currency results into U.S. dollars could have an adverse impact on our results of operations or financial position.

We conduct our business through subsidiaries in several different countries and export our products to many countries. Fluctuations in currency exchange rates could have a significant impact on the competitiveness of our products as well as the reported results of our operations, which are presented in U.S. dollars. A portion of our products are manufactured in or acquired from suppliers located in lower cost regions. Cross border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange fluctuations. The strengthening of the U.S. dollar could expose our U.S. based businesses to competitive threats from lower cost producers in other countries such as China. Lastly, our sales are translated into U.S. dollars for reporting purposes. The strengthening of the U.S. dollar could result in unfavorable translation effects when the results of foreign operations are translated into U.S. dollars. Accordingly, significant changes in exchange rates, particularly the British pound sterling, Mexican peso, Canadian dollar, South Korean won, and Bahraini dinar, could have an adverse impact on our results of operations or financial position.

<u>Market and Competition Risks</u>

Competitive conditions, including the impact of imports and substitute products and technologies, could have a material adverse effect on the demand for our products as well as our margins and profitability.

The markets we serve are competitive across all product lines. Some consolidation of customers has occurred and may continue, which could shift buying power to customers. In some cases, customers have moved production to low-cost countries such as China, or sourced components from there, which has reduced demand in North America for some of the products we manufacture. These conditions could have a material adverse impact on our ability to maintain margins and profitability. The potential threat of imports and substitute products is based upon many factors, including raw material prices, distribution costs, foreign exchange rates, production costs, and the development of emerging technologies and applications. The end use of alternative import and/or substitute products could have a material adverse effect on our business, financial condition, and results of operations. Likewise, the development of new technologies and applications could result in lower demand for our products and have a material adverse effect on our business.

Litigation and Regulatory Risks

We are subject to claims, litigation, and regulatory proceedings that could have a material adverse effect on us.

We are, from time-to-time, involved in various claims, litigation matters, and regulatory proceedings. These matters may include contract disputes, personal injury claims, environmental claims and administrative actions, Occupational Safety and Health Administration inspections or proceedings, other tort claims, employment and tax matters and other litigation including class actions that arise in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and there can be no assurance as to the ultimate outcome of any litigation or regulatory proceeding. Litigation and regulatory proceedings may have a material adverse effect on us because of potential adverse outcomes, defense costs, the diversion of our management's resources, availability of insurance coverage and other factors.

We are subject to environmental, health, and safety laws and regulations and future compliance may have a material adverse effect on our results of operations, financial position, or cash flows.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental, health, and safety matters. While we have established accruals intended to cover the cost of environmental remediation at contaminated sites, the actual cost is difficult to determine and may exceed our estimated reserves. Further, changes to, or more rigorous enforcement or stringent interpretation of environmental or health and safety laws could require significant incremental costs to maintain compliance. Recent and pending climate change regulation and initiatives on the state, regional, federal, and international levels may require certain of our facilities to reduce GHG emissions. While not reasonably estimable at this time, this could require capital expenditures for environmental control facilities and/or the purchase of GHG emissions credits in the coming years. In addition, with respect to environmental matters, future claims may be asserted against us for, among other things, past acts or omissions at locations operated by predecessor entities, or alleging damage or injury or seeking other relief in connection with environmental matters associated with our operations. Future liabilities, claims, and compliance costs may have a material adverse effect on us because of potential adverse outcomes, defense costs, diversion of our resources, availability of insurance coverage, and other factors. The overall impact of these requirements on our operations could increase our costs and diminish our ability to compete with products that are produced in countries without such rigorous standards; the long run impact could negatively impact our results and have a material adverse effect on our business.

Operational Risks

A strike, other work stoppage or business interruption, or our inability to renew collective bargaining agreements on favorable terms, could impact our cost structure and our ability to operate our facilities and produce our products, which could have an adverse effect on our results of operations.

We have a number of employees who are covered by collective bargaining or similar agreements. If we are unable to negotiate acceptable new agreements with the unions representing our employees upon expiration of existing contracts, we could experience strikes or other work stoppages. Strikes or other work stoppages could cause a significant disruption of operations at our facilities, which could have an adverse impact on us. New or renewal agreements with unions representing our employees could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. Higher costs and/or limitations on our ability to operate our facilities and manufacture our products resulting from increased labor costs, strikes or other work stoppages could have a material adverse effect on our results of operations.

In addition, unexpected interruptions in our operations or those of our customers or suppliers due to such causes as weather-related events or acts of God, such as earthquakes, could have an adverse effect on our results of operations. For example, the Environmental Protection Agency has found that global climate change would be expected to increase the severity and possibly the frequency of severe weather patterns such as hurricanes. Although the financial impact of such future events is not reasonably estimable at this time, should they occur, our operations in certain coastal and flood-prone areas or operations of our customers and suppliers could be adversely affected.

If we do not successfully execute or effectively operate, integrate, leverage and grow acquired businesses, our financial results may suffer.

Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, over the past several years, we have acquired businesses in Europe, Canada, South Korea, the Middle East, and the United States.

While we currently anticipate that our past and future acquisitions will enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

We may be subject to risks relating to our information technology systems.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. The incidence of cyber attacks, computer hacking, computer viruses, worms, and other disruptive software, denial of service attacks, and other malicious cyber activities are on the rise worldwide. A breach of our information technology systems or those of our commercial partners could expose us, our customers, our suppliers, and our employees to risks of misuse or improper disclosure of data, business information (including intellectual property) and other confidential information. We operate globally, and the legal rules governing data storage and transfers are often complex, unclear, and changing. A breach could also result in manipulation and destruction of data, production downtimes and operations disruptions. Any such breaches or events could expose us to legal liability and adversely affect our reputation, competitive position, business or results of operations.

General Risk Factors

The unplanned departure of key personnel could disrupt our business.

We depend on the continued efforts of our senior management. The unplanned loss of key personnel, or the inability to hire and retain qualified executives, could negatively impact our ability to manage our business.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C.   **CYBERSECURITY**

Risk Management and Strategy

Our business operations depend on the availability, integrity and secure processing, storage, and transmission of confidential and sensitive information, digitally and through interconnected systems, including those of our vendors, service providers and other third parties on which we rely. Consequently, we maintain a formal data protection program, including physical, technical and administrative safeguards, to prevent and mitigate the risks posed by cybersecurity threats and incidents and to identify, analyze, address, mitigate and remediate those incidents that do occur. As part of our program:

- we regularly review and update at least annually our standard policies and procedures related to information technology and analyze those policies against the standards and controls that we believe are most relevant to our Company set by organizations such as the National Institute of Standards and Technology (NIST) cybersecurity framework and the International Organization for Standardization (ISO);
- we maintain a dedicated cybersecurity team under the direction of our Chief Information Officer (CIO), who has expertise related to data and network security, data governance and risk management;
- we regularly test our internal IT controls;
- we regularly conduct internal vulnerability assessments as well as third-party penetration tests;
- we maintain, and we require our third-party service providers to maintain, security controls designed to ensure the confidentiality, integrity, and availability of our information systems and the confidential and sensitive information we maintain and process, or which is processed on our behalf;
- all employees are required to complete periodic trainings that cover security and privacy best practices and company policies; and
- we have prepared and regularly review and test our business continuity, disaster recovery and other back-up plans, including as they relate to cybersecurity incidents.

In connection with the design, implementation and testing of our cybersecurity program, we also work, as appropriate, with our accountants, independent assessors, legal counsel and other consultants.

We have an incident reporting and escalation process that we believe to be effective in detecting and analyzing cyber incidents as they occur to determine appropriate response action and reporting, including the materiality of any such incidents to our financial condition and operations. This process includes:

- continual monitoring of our systems and logs by both internal and outsourced staff;
- immediate escalation to and review by our CIO of certain signals, including evidence of external threat actors, ransomware attacks, data exfiltration, identity compromise or unusual requests from management or certain departments;
- if deemed appropriate, reporting by our CIO to the Company's senior leadership, which based on the circumstances, may include executive officers and representatives of our accounting, human resources, finance, information technology and legal functions, and consultation with internal and external legal counsel, for further review and determination of the scope and materiality of the incident or incidents, including whether public disclosure is appropriate or required; and
- informing our Board of Directors (the "Board") of significant or material cybersecurity incidents, as appropriate.

While we, our clients and our vendors are regularly exposed to malicious technology-related events and threats, none of these threats or incidents, either individually or in the aggregate of related occurrences, have materially affected the Company in the period covered by this report. In determining materiality, cybersecurity incidents are reviewed not only for potential financial impacts, which could include potential legal and regulatory penalties, stolen assets or funds, system damage, forensic and remediation costs, lost client revenue or litigation costs, but also the breadth and sensitivity of data exposure, data exfiltration, impacts on the ability to operate our business or provide our services, client dissatisfaction, and loss of investor confidence.

Governance

Our Board actively oversees our risk management activities both directly and through its committees and considers various risk topics throughout the year, including cybersecurity and information security risk management and controls. As part of its oversight function, the Audit Committee of the Board oversees the Company's risk assessment and risk management policies, including related to cybersecurity and the data protection program, and performs an annual review and assessment of the primary operational and regulatory risks facing the Company, their relative magnitude and management's plan for mitigating these risks. At least annually, our CIO reports to the Audit Committee with a comprehensive report addressing a broad range of topics, including significant cybersecurity incidents that have occurred since the last update, the status of projects and initiatives to update our cybersecurity policies and practices, and ongoing efforts to prevent, detect, and respond to internal and external critical threats.

Our senior management is responsible for assessing and managing the Company's various exposures to risk, including those related to cybersecurity, on a day-to-day basis, including the identification of risks through a robust enterprise risk management framework and the creation of appropriate risk management programs and policies to address such risks. Our CIO has primary responsibility for managing our cybersecurity program and efforts. Our internal audit team is responsible for the testing and audit of our information-technology internal controls.

We believe our information technology team to be well-qualified in this area. These qualifications include professional experience in the field and recent participation in IT and cybersecurity programs organized by leading institutions with expertise in the field.

ITEM 2.   PROPERTIES

Information pertaining to our major operating facilities is included below. Except as noted, we own all of the principal properties. Our plants are in satisfactory condition and are suitable for the purpose for which they were designed and are now being used.

Location of Facility	Building Space (Sq. Ft.)	Primary Use	Owned or Leased
Piping Systems Segment			
Fulton, MS	778,065	Manufacturing, Packaging, & Distribution	Owned
Bilston, England	402,500	Manufacturing	Owned
Wynne, AR	400,000	Manufacturing & Distribution	Owned
Yangju City, Gyeonggi Province, South Korea	343,909	Manufacturing	Owned
Woodbridge, NJ	247,000	Distribution	Leased
London, Ontario, Canada	200,400	Manufacturing	Owned
Wynne, AR	180,000	Distribution	Owned
Covington, TN	159,500	Manufacturing	Owned
Monterrey, Mexico	152,000	Manufacturing & Distribution	Leased
Monterrey, Mexico	132,000	Manufacturing	Leased
Ennis, TX	109,700	Distribution	Leased
University Park, IL	90,100	Distribution	Leased
Ansonia, CT	89,396	Manufacturing & Distribution	Owned
Kansas City, MO	85,000	Distribution	Leased
St. Thomas, Ontario, Canada	73,124	Distribution	Leased
Shelby, OH	61,750	Distribution	Leased
Ontario, CA	54,209	Distribution	Leased
Jacksonville, FL	48,000	Distribution	Leased
Al Hidd, Kingdom of Bahrain	22,500	Manufacturing & Distribution	Owned
Industrial Metals Segment			
Port Huron, MI	450,000	Manufacturing	Owned
New Market, VA	413,120	Manufacturing & Distribution	Owned
Brooklyn, OH	163,200	Manufacturing	Leased
Marysville, MI	81,500	Manufacturing	Owned
Brighton, MI	65,000	Machining	Leased
Climate Segment			
Plainville, GA	313,835	Manufacturing & Distribution	Owned
Fort Worth, TX	266,485	Manufacturing	Owned
Cartersville, GA	260,924	Manufacturing	Owned
Phoenix, AZ	250,250	Manufacturing & Distribution	Owned
Olive Branch, MS	205,264	Manufacturing & Distribution	Owned
Tampa, FL	202,614	Manufacturing & Distribution	Owned
Crawsfordville, IN	153,600	Manufacturing & Distribution	Owned
Fort Worth, TX	153,374	Manufacturing	Owned
Vineland, NJ	136,000	Manufacturing & Distribution	Owned
Sanger, CA	127,390	Manufacturing & Distribution	Leased
Sacramento, CA	121,240	Manufacturing & Distribution	Owned
Bluffs, IL	107,000	Manufacturing	Owned

Location of Facility	Building Space (Sq. Ft.)	Primary Use	Owned or Leased
Fort Worth, TX	103,125	Manufacturing & Distribution	Owned
Hickory, NC	100,000	Manufacturing	Owned
Hartsville, TN	92,000	Manufacturing	Owned
Houston, TX	72,000	Manufacturing & Distribution	Owned
Monterrey, Mexico	65,000	Manufacturing & Distribution	Leased
Baltimore, MD	62,500	Manufacturing & Distribution	Owned
Springdale, AR	57,600	Manufacturing & Distribution	Owned
Hartsville, TN	45,000	Distribution	Leased
Lawrenceville, GA	42,000	Manufacturing	Leased
Xinbei District, Changzhou, China	33,940	Manufacturing	Leased
Kansas City, MO	30,500	Manufacturing	Leased
Ansonia, CT	24,000	Manufacturing	Leased
Hartsville, TN	4,000	Distribution	Leased

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business. Additionally, we may realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

For a description of material pending legal proceedings, see "Note 15 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "MLI." As of February 22, 2024, the number of holders of record of Mueller's common stock was 550.

During fiscal year 2022, we paid a quarterly cash dividend of $0.125 per share of common stock. During fiscal year 2023, we paid a quarterly cash dividend of $0.15 per share of common stock.

Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

See "Part III, Item 12, Equity Compensation Plan Information" for information regarding securities authorized for issuance under the Company's equity compensation plans.

Issuer Purchases of Equity Securities

The Company's Board of Directors has extended, until July 2024, the authorization to repurchase up to 40 million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company may cancel, suspend, or extend the time period for the purchase of shares at any time. Any repurchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares repurchased in treasury or use a portion of the repurchased shares for its stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 30, 2023, the Company has repurchased approximately 15.0 million shares under this authorization. Below is a summary of the Company's stock repurchases for the quarter ended December 30, 2023.

	(a) Total Number of Shares Purchased [1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2023 – October 28, 2023	—	$ —	—	25,003,808
October 29, 2023 – November 25, 2023	939	41.25	—	25,003,808
November 26, 2023 – December 30, 2023	6,473	43.60	—	25,003,808
Total	7,412		—	

[1] Includes shares tendered to the Company by holders of stock-based awards in payment of the purchase price and/or withholding taxes upon exercise and/or vesting.

[2] Shares available to be purchased under the Company's 40 million share repurchase authorization until July 2024. The extension of the authorization was announced on October 25, 2023.

Company Stock Performance

The following graph compares total stockholder return since December 28, 2018 to the Dow Jones U.S. Total Return Index (Total Return Index) and the Dow Jones U.S. Building Materials & Fixtures Index (Building Materials Index). Total return values for the Total Return Index, the Building Materials Index and the Company were calculated based on cumulative total return values assuming reinvestment of regular quarterly dividends paid by the Company.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Mueller Industries, Inc., the Dow Jones US Total Return Index
and the Dow Jones US Building Materials & Fixtures Index

*$100 invested on 12/28/18 in stock or 12/31/18 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

Copyright© 2024 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.

	2018	2019	2020	2021	2022	2023
Mueller Industries, Inc.	100.00	137.48	153.37	259.90	266.38	432.45
Dow Jones U.S. Total Return Index	100.00	131.15	157.90	199.74	160.99	203.70
Dow Jones U.S. Building Materials & Fixtures Index	100.00	146.33	181.57	271.79	197.32	276.98

ITEM 6.　　　　　RESERVED

ITEM 7.　　　　　**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Management's discussion and analysis of financial condition and results of operations is contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 7A.　　　　　**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Quantitative and qualitative disclosures about market risk are contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 8.　　　　　**FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Financial Statements required by this item are contained in a separate section of this Annual Report on Form 10-K commencing on page F-17.

ITEM 9.　　　　　**CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure information required to be disclosed in Company reports filed under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act as of December 30, 2023. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 30, 2023 to ensure that information required to be disclosed in Company reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

As required by Rule 13a-15(c) under the Exchange Act, the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 30, 2023 based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, management has concluded that our internal control over financial reporting was effective as of December 30, 2023.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended December 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mueller Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Mueller Industries, Inc.'s internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mueller Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 30, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Memphis, Tennessee
February 28, 2024

ITEM 9B.   OTHER INFORMATION

During the quarter ended December 30, 2023, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Item 10 is contained under the captions "Beneficial Ownership of Common Stock by Insiders," "Corporate Governance," "Report of the Audit Committee of the Board of Directors," and "Delinquent Section 16(a) Reports" in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC on or about March 22, 2024, which is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to its chief executive officer, chief financial officer, and other financial executives. We have also made the Code of Business Conduct and Ethics available on the Company's website at www.muellerindustries.com.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 11 is contained under the captions "Compensation Discussion and Analysis," "Executive Compensation Tables," "2023 Director Compensation," and "Corporate Governance" in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC on or about March 22, 2024, which is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table discloses information regarding the securities to be issued and the securities remaining available for issuance under the Registrant's stock-based incentive plans as of December 30, 2023 (shares in thousands):

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	626	$ 14.78	1,125
Equity compensation plans not approved by security holders	—	—	—
Total	626	$ 14.78	1,125

Other information required by Item 12 is contained under the captions "Principal Stockholders" and "Beneficial Ownership of Common Stock by Insiders" in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC on or about March 22, 2024, which is incorporated herein by reference.

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by Item 13 is contained under the caption "Corporate Governance" in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC on or about March 22, 2024, which is incorporated herein by reference.

ITEM 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by Item 14 is contained under the caption "Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC on or about March 22, 2024, which is incorporated herein by reference.

ITEM 15. **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

(a)   The following documents are filed as part of this report:

1.   Financial Statements: the financial statements, notes, and report of independent registered public accounting firm described in Item 8 of this Annual Report on Form 10-K are contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

2.   Financial Statement Schedule: the financial statement schedule described in Item 8 of this report is contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

3.   Exhibits:

Certificate of Incorporation and Bylaws

3.a   Restated Certificate of Incorporation of the Registrant dated February 8, 2007 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K, dated February 28, 2007, for the fiscal year ended December 30, 2006).

3.b   Amended and Restated By-laws of the Registrant, effective as of February 17, 2023 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, dated February 21, 2023).

Long-Term Debt Instruments

4.1   Certain instruments with respect to long-term debt of the Registrant have not been filed as Exhibits to this Report since the total amount of securities authorized under any such instruments does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each such instrument upon request of the SEC.

4.2   Description of securities

Consulting, Employment, and Compensatory Plan Agreements

10.1   Mueller Industries, Inc. 2009 Stock Incentive Plan (Incorporated by reference from Appendix I to the Company's 2009 Definitive Proxy Statement with respect to the Company's 2009 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 26, 2009).

10.2   Mueller Industries, Inc. 2014 Stock Incentive Plan (Incorporated by reference from Appendix I to the Company's 2014 Definitive Proxy Statement with respect to the Company's 2014 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 19, 2014).

10.3   Amendment to the Mueller Industries, Inc. 2009 Stock Incentive Plan, dated July 11, 2011 (Incorporated herein by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K, dated February 28, 2012, for the fiscal year ended December 31, 2011).

10.4   2019 Incentive Plan (incorporated by reference to Annex 1 to the Company's definitive proxy statement filed with the SEC on March 28, 2019).

10.5   Mueller Industries, Inc. 2011 Annual Bonus Plan (Incorporated herein by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K, dated February 28, 2012, for the fiscal year ended December 31, 2011).

10.6   Summary description of the Registrant's 2024 incentive plan for certain key employees.

10.7   Change in Control Agreement, effective July 26, 2016 by and between the Registrant and Brian K. Barksdale (Incorporated herein by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q, for the period ended July 2, 2016, dated July 28, 2016).

10.8	Change in Control Agreement, effective July 26, 2016 by and between the Registrant and Mark Millerchip (Incorporated herein by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q, for the period ended July 2, 2016, dated July 28, 2016).
10.9	Change in Control Agreement, effective July 26, 2016 by and between the Registrant and Steffen Sigloch (Incorporated herein by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q, for the period ended July 2, 2016, dated July 28, 2016).
10.10	Employment Agreement, dated as of March 15, 2018, by and between Mueller Industries, Inc. and Gregory L. Christopher (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 19, 2018).
10.11	Change in Control Agreement, effective February 22, 2022 by and between the Registrant and Jeffrey A. Martin (Incorporated herein by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K, for the period ended December 25, 2021, dated February 23, 2022).
10.12	Change in Control Agreement, effective February 22, 2022 by and between the Registrant and Christopher J. Miritello (Incorporated herein by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K, for the period ended December 25, 2021, dated February 23, 2022).

Financing Agreements

10.13	Credit Agreement, dated as of March 31, 2021, among the Company (as borrower), Bank of America, N.A. (as administrative agent), and certain lenders named therein (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated April 5, 2021).

Other Exhibits

19.0	Insider Trading Policy of the Registrant (Incorporated herein by reference to Exhibit 99.1 of the Registrant's Annual Report on Form 10-K, for the period ended December 31, 2022, dated February 28, 2023).
21.0	Subsidiaries of the Registrant.
23.0	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.0	Clawback Policy of the Registrant
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.INS	XBRL Instance Document
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Presentation Linkbase Document
101.SCH	XBRL Taxonomy Extension Schema

ITEM 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2024.

MUELLER INDUSTRIES, INC.

/s/ Gregory L. Christopher
Gregory L. Christopher, Chief Executive Officer
(Principal Executive Officer) and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Gregory L. Christopher Gregory L. Christopher	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	February 28, 2024
/s/ Terry Hermanson Terry Hermanson	Lead Independent Director	February 28, 2024
/s/ Elizabeth Donovan Elizabeth Donovan	Director	February 28, 2024
/s/ William C. Drummond William C. Drummond	Director	February 28, 2024
/s/ Gary S. Gladstein Gary S. Gladstein	Director	February 28, 2024
/s/ Scott J. Goldman Scott J. Goldman	Director	February 28, 2024
/s/ John B. Hansen John B. Hansen	Director	February 28, 2024
/s/ Charles P. Herzog, Jr. Charles P. Herzog, Jr.	Director	February 28, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature and Title	Date
/s/ Jeffrey A. Martin Jeffrey A. Martin Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 28, 2024
/s/ Anthony J. Steinriede Anthony J. Steinriede Vice President – Corporate Controller	February 28, 2024

MUELLER INDUSTRIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULE

FINANCIAL REVIEW

The Financial Review section of our Annual Report on Form 10-K consists of the following: Management's Discussion and Analysis of Results of Operations and Financial Condition (MD&A), the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices, and the transactions that impact our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity and capital resources, contractual cash obligations, and the critical accounting estimates of the Company. The discussion in the Financial Review section should be read in conjunction with the other sections of this Annual Report, particularly "Item 1: Business" and our other detailed discussion of risk factors included in this MD&A.

OVERVIEW

We are a leading manufacturer of copper, brass, aluminum, and plastic products. The range of products we manufacture is broad: copper tube and fittings; line sets; brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; refrigeration valves and fittings; compressed gas valves; pressure vessels; steel nipples; and insulated flexible duct systems. We also resell brass and plastic plumbing valves, plastic fittings, malleable iron fittings, faucets and plumbing specialty products. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, South Korea, the Middle East, and China.

Each of the reportable segments is composed of certain operating segments that are aggregated primarily by the nature of products offered as follows:

- Piping Systems: The Piping Systems segment is composed of Domestic Piping Systems Group, Great Lakes Copper, European Operations, Trading Group, Jungwoo-Mueller (our South Korean joint venture), and Mueller Middle East (our Bahraini joint venture). The Domestic Piping Systems Group manufactures and distributes copper tube, fittings, and line sets. These products are manufactured in the U.S., sold in the U.S., and exported to markets worldwide. Great Lakes Copper manufactures copper tube and line sets in Canada and sells the products primarily in the U.S. and Canada. European Operations manufacture copper tube in the United Kingdom, which is sold throughout Europe. The Trading Group manufactures pipe nipples and sources products for import distribution in North America. Jungwoo-Mueller manufactures copper-based joining products that are sold worldwide. Mueller Middle East manufactures copper tube and serves markets in the Middle East and Northern Africa. The Piping Systems segment sells products to wholesalers in the plumbing and refrigeration markets, distributors to the manufactured housing and recreational vehicle industries, building material retailers, and air-conditioning original equipment manufacturers (OEMs).

- Industrial Metals: The Industrial Metals segment is composed of Brass Rod, Impacts & Micro Gauge, Brass Value-Added Products, and Precision Tube. The segment manufactures and sells brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; gas valves and assemblies; and specialty copper, copper alloy, and aluminum tube. The segment manufactures and sells its products primarily to domestic OEMs in the industrial, transportation, construction, heating, ventilation, and air-conditioning, plumbing, refrigeration, and energy markets.

- Climate: The Climate segment is composed of Refrigeration Products, Westermeyer, Turbotec, Flex Duct (ATCO and H&C Flex), and Linesets, Inc. The segment manufactures and sells refrigeration valves and fittings, high pressure components, coaxial heat exchangers, insulated HVAC flexible duct systems, and line sets. The segment sells its products primarily to the heating, ventilation, air-conditioning, and refrigeration markets in the U.S.

New housing starts and commercial construction are important determinants of our sales to the heating, ventilation, and air-conditioning, refrigeration, and plumbing markets because the principal end use of a significant portion of our products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products. In addition, our products are used in various transportation, automotive, and industrial applications.

According to the U.S. Census Bureau, actual housing starts in the U.S. were 1.41 million in 2023, which compares to 1.55 million in 2022 and 1.60 million in 2021. The average 30-year fixed mortgage rate was approximately 6.81 percent in 2023 and 5.34 percent in 2022. The private nonresidential construction sector, includes offices, industrial, health care, and retail projects. According to the U.S. Census Bureau, the value of private nonresidential construction put in place was $676.0 billion in 2023, $554.5 billion in 2022, and $485.8 billion in 2021.

Profitability of certain of our product lines depends upon the "spreads" between the cost of raw material and the selling prices of our products. The open market prices for copper cathode and copper and brass scrap, for example, influence the selling price of copper tube and brass rod, two principal products manufactured by the Company. We attempt to minimize the effects on profitability from fluctuations in material costs by passing through these costs to our customers; however margins of our businesses that account for inventory on a FIFO basis may be impacted in periods of significant fluctuations in material costs. Our earnings and cash flow are dependent upon these spreads that fluctuate based upon market conditions.

Earnings and profitability are also impacted by unit volumes that are subject to market trends, such as substitute products, imports, technologies, and market share. We intensively manage our pricing structure while attempting to maximize profitability. From time-to-time, this practice results in lost sales opportunities and lower volume. For plumbing systems, plastics are the primary substitute product; these products represent an increasing share of consumption. For certain air-conditioning and refrigeration applications, aluminum-based systems are the primary substitution threat. We cannot predict the acceptance or the rate of switching that may occur. U.S. consumption of copper tube and brass rod is still predominantly supplied by U.S. manufacturers. In recent years, brass rod consumption in the U.S. has declined due to the outsourcing of many manufactured products to offshore regions.

RESULTS OF OPERATIONS

Consolidated Results

The following table compares summary operating results for 2023, 2022, and 2021:

(In thousands)	2023	2022	2021	Percent Change 2023 vs. 2022	Percent Change 2022 vs. 2021
Net sales	$ 3,420,345	$ 3,982,455	$ 3,769,345	(14.1)%	5.7 %
Operating income	756,053	877,149	655,845	(13.8)	33.7
Net income	602,897	658,316	468,520	(8.4)	40.5

The following are components of changes in net sales compared to the prior year:

	2023 vs. 2022	2022 vs. 2021
Net selling price in core product lines	(1.8)%	6.1 %
Unit sales volume in core product lines	(6.7)	(5.9)
Acquisitions	—	1.9
Dispositions	(0.6)	(2.2)
Other	(5.0)	5.8
	(14.1)%	5.7 %

The decrease in net sales in 2023 was primarily due to (i) lower unit sales volume of $264.8 million in our core product lines, primarily copper tube, line sets, and brass rod, (ii) a decrease in sales of $203.0 million in our non-core product lines, (iii) lower net selling prices of $70.9 million in our core product lines, and (iv) a decrease in sales of $23.3 million as a result of the disposition of Heatlink Group during 2023.

The increase in net sales in 2022 was primarily due to (i) higher net selling prices of $228.5 million in our core product lines, primarily copper tube, (ii) an increase in sales of $217.0 million in our other product lines, (iii) incremental sales of $38.6 million recorded by Mueller Middle East, acquired in December 2021, and (iv) incremental sales of $33.3 million recorded by H&C Flex, acquired in January 2021. These increases were slightly offset by (i) lower unit sales volume of $222.0 million in our core product lines, primarily non-U.S. copper tube and brass rod, and (ii) a decrease in sales of $82.7 million as a result of the dispositions of Die-Mold, Copper Bar, FTP, and STI during 2021.

Net selling prices generally fluctuate with changes in raw material costs. Changes in raw material costs are generally passed through to customers by adjustments to selling prices. The following graph shows the Comex average copper price per pound by quarter for the most recent three-year period:



Average Copper Price per Pound

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2023, 2022, and 2021:

(In thousands)		2023		2022		2021
Cost of goods sold	$	2,433,511	$	2,864,862	$	2,938,989
Depreciation and amortization		39,954		43,731		45,390
Selling, general, and administrative expense		208,172		203,086		184,052
Gain on sale of businesses		(4,137)		—		(57,760)
Gain on sale of assets, net		—		(6,373)		—
Impairment charges		6,258		—		2,829
Gain on insurance settlement		(19,466)		—		—
Operating expenses	$	2,664,292	$	3,105,306	$	3,113,500

	2023	2022	2021
Cost of goods sold	71.1 %	71.9 %	78.0 %
Depreciation and amortization	1.2	1.1	1.2
Selling, general, and administrative expense	6.1	5.1	4.9
Gain on sale of businesses	(0.1)	—	(1.5)
Gain on sale of assets, net	—	(0.2)	—
Impairment charges	0.2	—	—
Gain on insurance settlement	(0.6)	—	—
Operating expenses	77.9 %	77.9 %	82.6 %

The decrease in cost of goods sold in 2023 was primarily due to the factors noted above regarding the change in net sales. Gross margin as a percentage of sales was 28.9 percent compared with 28.1 percent in the prior year. The decrease in cost of goods sold in 2022 was primarily due to the decrease in the average cost of copper and lower sales volume in certain core product lines.

Depreciation and amortization decreased in 2023 primarily as a result of several long-lived assets becoming fully depreciated and as a result of long-lived assets sold with Heatlink Group, and decreased slightly in 2022 as a result of long-lived assets of businesses sold.

Selling, general, and administrative expenses increased in 2023 primarily due to (i) higher foreign currency transaction losses of $5.4 million, (ii) higher legal and professional fees of $3.3 million, (iii) higher marketing and advertising costs of $1.4 million, (iv) higher repairs and maintenance costs of $1.3 million, and (v) higher taxes and insurance costs of $0.9 million. These increases were partially offset by (i) lower agent commissions of $4.2 million and (ii) the absence of expenses associated with Heatlink Group of $2.6 million. The increase in selling, general, and administrative expenses in 2022 was primarily due to (i) an increase in employment costs, including incentive compensation, of $13.3 million, (ii) incremental expenses of $3.2 million associated with H&C Flex and Mueller Middle East, (iii) the absence of fees of $2.6 million received as a settlement of preexisting relationships recognized in the prior year, and (iv) higher travel and entertainment expense of $1.2 million. These increases were partially offset by the absence of expenses associated with FTP, STI, and Die-Mold of $2.9 million.

During 2023, we settled the insurance claim related to the August 2022 fire at our Bluff, Illinois manufacturing operation and recognized a $19.5 million gain. We also recognized fixed asset impairment charges on idled equipment of $6.3 million and a gain on the sale of Heatlink Group of $4.1 million.

During 2022, we recognized gains of $6.4 million on the sale of assets within Corporate and Eliminations.

During 2021, we recognized gains of $46.6 million on the sale of the FTP and STI businesses, $4.7 million on the disposition of the Die-Mold business, and $6.5 million on the sale of the Copper Bar business, as well as asset impairment charges of $2.8 million related to goodwill and fixed assets. The gain on the sale of FTP and STI and the deconsolidation of Die-Mold were reported within Corporate and Eliminations and the gain on the sale of Copper Bar was recorded in the Industrial Metals segment. Prior to the dispositions, the results of FTP and STI were included within the Climate segment, the results of Die-Mold were included within the Piping Systems segment, and the results of Copper Bar were included within the Industrial Metals segment.

Interest expense in 2023 was consistent with 2022. The decrease in 2022 was primarily a result of the redemption of our Subordinated Debentures during the second quarter of 2021 and there being no borrowings outstanding under the Credit Agreement during 2022. Interest income was higher in 2023 than in 2022 and 2021 primarily as a result of the purchase of short-term investments in the fourth quarter of 2022 and throughout 2023, and higher rates on deposits.

During 2023, we recognized realized and unrealized gains on short-term investments of $41.9 million compared to $2.9 million in 2022.

During 2023, we recognized a gain of $7.5 million for the extinguishment of a New Markets Tax Credit liability. During 2021, we recognized expense of $5.7 million for a redemption premium related to our Subordinated Debentures redeemed.

Environmental expense for our non-operating properties was lower in 2023 and 2022 than in 2021 primarily as a result of lower remediation costs.

During 2022, we recognized a $13.1 million expense related to the complete withdrawal from a multiemployer pension plan.

Other income, net, in 2023 was consistent with 2022 and 2021.

Income tax expense was $220.8 million in 2023, representing an effective tax rate of 26.1 percent. This rate was higher than what would be computed using the U.S. statutory federal rate primarily due to (i) the provision for state and local income taxes, net of the federal benefit, of $25.5 million, (ii) the effect of foreign statutory rates different from the U.S. federal rate and other foreign adjustments of $14.5 million, (iii) other adjustments of $2.0 million, and (iv) the impact of investments in unconsolidated affiliates of $1.2 million.

Income tax expense was $223.3 million in 2022, representing an effective tax rate of 25.5 percent. This rate was higher than what would be computed using the U.S. statutory federal rate primarily due to (i) the provision for state and local income taxes, net of the federal benefit, of $32.2 million, (ii) the effect of foreign statutory rates different from the U.S. federal rate and other foreign adjustments of $7.4 million, and (iii) the impact of investments in unconsolidated affiliates of $0.2 million. These increases were partially offset by other adjustments of $0.5 million.

Income tax expense was $165.9 million in 2021, representing an effective tax rate of 25.9 percent. This rate was higher than what would be computed using the U.S. statutory federal rate primarily due to (i) the provision for state and local income taxes, net of the federal benefit, of $21.1 million and (ii) the effect of foreign statutory rates different from the U.S. federal rate and other foreign adjustments of $11.2 million.   These increases were partially offset by the impact of investments in unconsolidated affiliates of $0.7 million and (ii) other adjustments of $0.4 million.

During 2023, we recognized losses of $14.8 million on our investments in unconsolidated affiliates, net of foreign tax, compared to income of $10.1 million in 2022. The income on these investments for 2023 included net losses of $22.7 million for Tecumseh, which includes a reserve of $11.6 million recorded for a pending legal matter, and net gains of $7.9 million for the retail distribution business.

During 2022, we recognized income of $10.1 million on our investments in unconsolidated affiliates, net of foreign tax, compared to losses of $0.2 million in 2021. The income on these investments for 2022 included net gains of $5.2 million for Tecumseh and net gains of $4.9 million for the retail distribution business.

During 2021, we recognized losses of $0.2 million on our investments in unconsolidated affiliates, net of foreign tax. The loss of these investments for 2021 included net losses of $1.7 million for Tecumseh, partially offset by net gains of $0.8 million for the retail distribution business and a gain on fair value recognition related to our investment in Mueller Middle East of $0.7 million.

Piping Systems Segment

The following table compares summary operating results for 2023, 2022, and 2021 for the businesses comprising our Piping Systems segment:

				Percent Change	
(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 2,382,573	$ 2,730,084	$ 2,600,030	(12.7)%	5.0 %
Operating income	569,239	671,062	486,287	(15.2)	38.0

The following are components of changes in net sales compared to the prior year:

	2023 vs. 2022	2022 vs. 2021
Net selling price in core product lines	(2.3)%	8.4 %
Unit sales volume in core product lines	(8.0)	(6.6)
Acquisitions	—	1.5
Dispositions	(0.9)	(0.4)
Other	(1.5)	2.1
	(12.7)%	5.0 %

The decrease in net sales in 2023 was primarily attributable to (i) lower unit sales volume of $217.1 million in the segment's core product lines, primarily copper tube and line sets, (ii) lower net selling prices of $62.1 million in the segment's core product lines, (iii) a decrease in sales of $48.0 million in the segment's non-core product lines, and (iv) a decrease in sales of $23.3 million as a result of the disposition of Heatlink Group.

The increase in net sales in 2022 was primarily attributable to (i) higher net selling prices of $219.6 million in the segment's core product lines, primarily copper tube, (ii) an increase in sales of $61.1 million in the segment's other product lines, and (iii) incremental sales of $38.6 million recorded by Mueller Middle East. These increases were partially offset by (i) lower unit sales volume of $172.3 million in the segment's core product lines, primarily non-U.S. copper tube, and (ii) a decrease in sales of $10.9 million as a result of the disposition of Die-Mold.

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2023, 2022, and 2021:

(In thousands)	2023	2022	2021
Cost of goods sold	$ 1,686,792	$ 1,943,174	$ 1,996,610
Depreciation and amortization	20,461	22,193	23,384
Selling, general, and administrative expense	99,823	93,655	93,749
Impairment charges	6,258	—	—
Operating expenses	$ 1,813,334	$ 2,059,022	$ 2,113,743

	2023	2022	2021
Cost of goods sold	70.8 %	71.2 %	76.8 %
Depreciation and amortization	0.9	0.8	0.9
Selling, general, and administrative expense	4.2	3.4	3.6
Impairment charges	0.3	—	—
Operating expenses	76.2 %	75.4 %	81.3 %

Gross margin as a percentage of sales was 29.2 percent compared with 28.8 percent in the prior year. The decrease in cost of goods sold in 2023 was primarily due to the factors noted above regarding the change in net sales. The decrease in cost of goods sold in 2022 was primarily due to a decrease in the average cost of copper and lower sales volume in certain core product lines.

Depreciation and amortization decreased in 2023 primarily as a result of several long-lived assets becoming fully depreciated and as a result of long-lived assets sold with Heatlink Group, and decreased slightly in 2022 as a result of long-lived assets of businesses sold.

Selling, general, and administrative expense increased for 2023 primarily as a result of (i) higher foreign currency transaction losses of $4.5 million, (ii) higher legal and professional fees of $2.5 million, (iii) higher marketing and advertising costs of $1.5 million, (iv) higher lease and rent expense of $0.7 million, and (v) higher repair, maintenance, and supplies costs of $0.4 million. These increases were partially offset by (i) the absence of expenses associated with Heatlink Group of $2.6 million and (ii) lower employment costs of $1.2 million. Selling, general, and administrative expense in 2022 was consistent with 2021.

During 2023, the segment recognized fixed asset impairment charges on idled equipment of $6.3 million.

Industrial Metals Segment

The following table compares summary operating results for 2023, 2022, and 2021 for the businesses comprising our Industrial Metals segment:

				Percent Change	
(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 577,875	$ 644,689	$ 703,363	(10.4)%	(8.3)%
Operating income	76,379	82,464	85,475	(7.4)	(3.5)

The following are components of changes in net sales compared to the prior year:

	2023 vs. 2022	2022 vs. 2021
Net selling price in core product lines	(1.4)%	1.3 %
Unit sales volume in core product lines	(7.6)	(7.3)
Dispositions	—	(5.3)
Other	(1.4)	3.0
	(10.4)%	(8.3)%

The decrease in net sales in 2023 was primarily due to (i) lower unit sales volume of $47.7 million in the segment's core product lines, primarily brass rod, (ii) lower net selling prices of $8.9 million in the segment's core product lines, and (iii) lower sales of $6.6 million in the segment's non-core product lines.

The decrease in net sales in 2022 was primarily due to (i) lower unit sales volume of $49.2 million in the segment's core product lines, primarily brass rod, (ii) a decrease in sales of $36.2 million as a result of the disposition of Copper Bar, and (iii) lower sales of $4.4 million in the segment's non-core product lines. These decreases were slightly offset by higher net selling prices of $8.9 million in the segment's core product lines.

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2023, 2022, and 2021:

(In thousands)	2023	2022	2021
Cost of goods sold	$ 480,510	$ 543,004	$ 605,715
Depreciation and amortization	7,273	7,647	6,929
Selling, general, and administrative expense	13,713	11,574	11,698
Gain on sale of businesses	—	—	(6,454)
Operating expenses	$ 501,496	$ 562,225	$ 617,888

	2023	2022	2021
Cost of goods sold	83.2 %	84.2 %	86.1 %
Depreciation and amortization	1.3	1.2	1.0
Selling, general, and administrative expense	2.4	1.8	1.6
Gain on sale of businesses	—	—	(0.9)
Operating expenses	86.9 %	87.2 %	87.8 %

Gross margin as a percentage of sales was 16.8 percent compared with 15.8 percent in the prior year. The decrease in cost of goods sold in 2023 was primarily due to the factors noted above regarding the change in net sales. The decrease in cost of goods sold in 2022 was primarily due to the decrease in the average cost of brass scrap, lower sales volume in the segment's core product lines, and the disposition of Copper Bar.

Depreciation and amortization decreased slightly in 2023 as a result of several long-lived assets becoming fully depreciated. Depreciation and amortization increased slightly in 2022 as a result of long-lived assets placed into service.

Selling, general, and administrative expense increased in 2023 primarily as a result of (i) higher legal and professional fees of $1.5 million, (ii) gains on the disposal of assets of $1.0 million recorded in the prior year, and (iii) higher repair and maintenance costs of $0.6 million. These increases were partially offset by lower employment costs of $1.0 million. Selling, general, and administrative expense in 2022 was consistent with 2021.

During 2021, the segment recognized a gain of $6.5 million on the sale of the Copper Bar business.

Climate Segment

The following table compares summary operating results for 2023, 2022, and 2021 for the businesses comprising our Climate segment:

				Percent Change	
(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 500,790	$ 650,307	$ 495,414	(23.0)%	31.3 %
Operating income	171,864	188,067	85,536	(8.6)	119.9

Net sales for 2023 decreased primarily as a result of reduced demand, particularly for products utilized in residential construction, and a decrease in volume and price in certain product lines. Net sales for 2022 increased primarily as a result of an increase in volume and price in certain product lines, as well as incremental sales of $33.3 million recorded by H&C Flex. These increases were partially offset by a decrease in sales of $35.6 million as a result of the dispositions of FTP and STI in 2021.

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2023, 2022, and 2021:

(In thousands)	2023	2022	2021
Cost of goods sold	$ 311,875	$ 416,953	$ 367,343
Depreciation and amortization	7,567	9,174	10,379
Selling, general, and administrative expense	28,950	36,113	29,327
Impairment charges	$ —	$ —	$ 2,829
Gain on insurance settlement	$ (19,466)	$ —	$ —
Operating expenses	$ 328,926	$ 462,240	$ 409,878

	2023	2022	2021
Cost of goods sold	62.3 %	64.1 %	74.1 %
Depreciation and amortization	1.5	1.4	2.1
Selling, general, and administrative expense	5.8	5.6	6.0
Impairment charges	—	—	0.6
Gain on insurance settlement	(3.9)	—	—
Operating expenses	65.7 %	71.1 %	82.8 %

Cost of goods sold decreased in 2023, consistent with factors noted above regarding the change in net sales. Gross margin as a percentage of sales was 37.7 percent compared with 35.9 percent in the prior year. Cost of goods sold increased in 2022, consistent with the increase in net sales.

Depreciation and amortization decreased in 2023 as a result of several long-lived assets becoming fully depreciated. Depreciation and amortization decreased in 2022 as a result of long-lived assets of businesses sold.

Selling, general, and administrative expenses decreased in 2023 as a result of lower employment costs, including agent commissions, of $7.1 million. Selling, general, and administrative expenses increased in 2022 as a result of (i) higher agent commissions of $4.6 million, (ii) incremental expenses associated with H&C Flex of $2.1 million, and (iii) higher employment costs, including incentive compensation, of $1.8 million. These were partially offset by the absence of expenses associated with FTP and STI of $2.4 million.

During 2023, the segment settled the insurance claim related to the August 2022 fire at its Bluff, Illinois manufacturing operation and recognized a $19.5 million gain.

During 2021, the segment recognized impairment charges on goodwill and long-lived assets of $2.8 million.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents selected financial information for 2023, 2022, and 2021:

(In thousands)	2023	2022	2021
Increase (decrease) in:			
Cash, cash equivalents, and restricted cash	$ 708,927	$ 374,920	$ (37,000)
Short-term investments	(119,717)	217,863	—
Property, plant, and equipment, net	5,215	(5,612)	8,990
Total debt	(1,048)	154	(326,001)
Working capital, net of cash and current debt	(173,365)	176,700	141,525
Net cash provided by operating activities	672,766	723,943	311,701
Net cash provided by (used in) investing activities	135,080	(242,003)	29,073
Net cash used in financing activities	(104,509)	(102,655)	(376,722)

Cash Provided by Operating Activities

During 2023, net cash provided by operating activities was primarily attributable to (i) consolidated net income of $609.6 million, (ii) a decrease in inventories of $67.9 million, (iii) a decrease in accounts receivable of $30.9 million, and (iv) non-capital related insurance proceeds of $9.9 million for the August 2022 fire in Bluffs, Illinois. There were also increases due to non-cash adjustments primarily consisting of (i) depreciation and amortization of $40.8 million, (ii) stock-based compensation expense of $23.1 million, and (iii) income from unconsolidated affiliates of $14.8 million. These cash increases were largely offset by (i) a decrease in current liabilities of $40.6 million, (ii) unrealized gains on short-term investments of $24.8 million, (iii) an increase in other assets of $20.7 million, (iv) the gain related to the settlement of the insurance claim for the August 2022 fire in Bluffs, Illinois of $19.5 million, and (v) the gain on the sale of securities of $17.1 million.

During 2022, net cash provided by operating activities was primarily attributable to (i) consolidated net income of $662.8 million, (ii) a decrease in accounts receivable of $82.7 million, (iii) depreciation and amortization of $44.1 million, and (iv) stock-based compensation expense of $17.8 million. These cash increases were partially offset by (i) a decrease in current liabilities of $26.6 million, (ii) an increase in inventories of $24.2 million, (iii) an increase in other assets of $9.0 million, and (iv) income from unconsolidated affiliates of $10.1 million.

During 2021, net cash provided by operating activities was primarily attributable to (i) consolidated net income of $475.1 million, (ii) an increase in current liabilities of $73.8 million, (iii) depreciation and amortization of $45.7 million, and (iv) stock-based compensation expense of $9.8 million. These cash increases were partially offset by (i) an increase in accounts receivable of $124.7 million, (ii) an increase in inventories of $119.5 million, and (iii) gains of $57.8 million recorded on the sales of the FTP, STI, Die-Mold, and Copper Bar businesses. The fluctuations of accounts receivable, inventories, and current liabilities were primarily due to increased sales volume in certain businesses and higher material costs during 2021.

Cash Provided by (Used in) Investing Activities

The major components of net cash provided by investing activities in 2023 included (i) proceeds from the maturity of short-term investments of $217.9 million, (ii) proceeds from the sale of securities of $55.5 million, and (iii) insurance proceeds of $24.6 million for property and equipment related to the fire at our Bluff, Illinois facility and the tornado at our Covington, Tennessee manufacturing operations. These sources were partially offset by (i) the purchase of short-term investments of $106.2 million and (ii) capital expenditures of $54.0 million.

The major components of net cash used in investing activities in 2022 included (i) the purchase of short-term investments of $217.9 million and (ii) capital expenditures of $37.6 million. These uses were partially offset by (i) proceeds from the sale of properties of $7.9 million, (ii) insurance proceeds for property and equipment of $3.4 million, and (iii) dividends received from unconsolidated affiliates of $2.3 million.

The major components of net cash provided by investing activities in 2021 included (i) proceeds of $81.9 million from the sale of the FTP, STI, and Copper Bar businesses, net of cash sold, and (ii) payments received on notes receivable of $8.5 million. These sources were partially offset by (i) capital expenditures of $31.8 million and (ii) $30.2 million for the purchases of H&C Flex and Mueller Middle East, net of cash acquired.

Cash Used in Financing Activities

For 2023, net cash used in financing activities consisted primarily of (i) $66.9 million used for the payment of regular quarterly dividends to stockholders of the Company, (ii) $19.3 million used for the repurchase of common stock, (iii) $9.3 million used for the payment of dividends to noncontrolling interests, and (iv) $8.8 million used to settle stock-based awards.

For 2022, net cash used in financing activities consisted primarily of (i) $55.8 million used for the payment of regular quarterly dividends to stockholders of the Company, (ii) $38.1 million used for the repurchase of common stock, and (iii) $7.2 million used for the payment of dividends to noncontrolling interests.

For 2021, net cash used in financing activities consisted primarily of (i) $630.0 million used to reduce the debt outstanding under our Credit Agreement, (ii) $290.2 million used for the redemption of the Subordinated Debentures, (iii) $29.1 million used for the payment of regular quarterly dividends to stockholders of the Company, (iv) $9.7 million used for the payment of dividends to noncontrolling interests, (v) $5.1 million used for repayment of debt by Jungwoo-Mueller, and (vi) $4.9 million used to repurchase common stock. These uses of cash were partially offset by the issuance of debt under our Credit Agreement of $595.0 million.

Liquidity and Outlook

We believe that cash provided by operations, funds available under the Credit Agreement, and cash on hand will be adequate to meet our liquidity needs, including working capital, capital expenditures, and debt payment obligations. Our current ratio was 6.4 to 1 as of December 30, 2023.

As of December 30, 2023, $89.5 million of our cash and cash equivalents were held by foreign subsidiaries. The Company continues to assert that a portion of the undistributed earnings of its foreign subsidiaries are permanently reinvested. No taxes have been accrued with respect to these undistributed earnings or any additional outside basis differences. The Company has accrued appropriate taxes for any undistributed earnings that are not considered permanently reinvested.

We believe that cash held domestically, funds available through the Credit Agreement, and cash generated from U.S. based operations will be adequate to meet the future needs of our U.S. based operations.

Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories, accounts receivable, and accounts payable. The price of copper has fluctuated significantly and averaged approximately $3.86 in 2023, $4.01 in 2022, and $4.24 in 2021.

We have significant environmental remediation obligations which we expect to pay over future years. Approximately $2.2 million was spent during 2023 for environmental matters. As of December 30, 2023, we expect to spend $3.8 million in 2024, $0.8 million in 2025, $0.6 million in 2026, $0.7 million in 2027, $0.7 million in 2028, and $12.3 million thereafter for ongoing projects.

Cash used to fund pension and other postretirement benefit obligations was $0.7 million in 2023 and $0.5 million in 2022. We anticipate making contributions of approximately $1.0 million to these plans in 2024.

The Company declared and paid a quarterly cash dividend of 6.5 cents per common share during each quarter of 2021, 12.5 cents per common share during each quarter of 2022, and 15.0 cents per common share during each quarter of 2023. Payment of dividends in the future is dependent upon our financial condition, cash flows, capital requirements, and other factors.

Capital Expenditures

During 2023 our capital expenditures were $54.0 million. We anticipate investing approximately $50.0 million to $60.0 million for capital expenditures in 2024.

Long-Term Debt

The Company's Credit Agreement provides for an unsecured $400.0 million revolving credit facility, which matures on March 31, 2026. Funds borrowed under the Credit Agreement may be used for working capital purposes and other general corporate purposes. In addition, the Credit Agreement provides a sublimit of $50.0 million for the issuance of letters of credit, a sublimit of $35.0 million for loans and letters of credit made in certain foreign currencies, and a swing line loan sublimit of $25.0 million. Outstanding letters of credit and foreign currency loans reduce borrowing availability under the Credit Agreement. There were no borrowings outstanding under the Credit Agreement at December 30, 2023.

Jungwoo-Mueller has several secured revolving credit arrangements with a total borrowing capacity of KRW 20.0 billion (or approximately $15.3 million). Borrowings are secured by the real property and equipment of Jungwoo-Mueller. There were no borrowings outstanding at Jungwoo-Mueller as of December 30, 2023.

As of December 30, 2023, the Company's total debt was $1.0 million or less than 1 percent of its total capitalization.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and the satisfaction of certain minimum financial ratios. As of December 30, 2023, we were in compliance with all of our debt covenants.

Share Repurchase Program

The Company's Board of Directors has extended, until July 2024, its authorization to repurchase up to 40 million shares of the Company's common stock through open market transactions or through privately negotiated transactions. We may cancel, suspend, or extend the time period for the repurchase of shares at any time. Any repurchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares repurchased in treasury or use a portion of the repurchased shares for stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 30, 2023, the Company had repurchased approximately 15.0 million shares under this authorization.

CONTRACTUAL CASH OBLIGATIONS

The following table presents payments due by the Company under contractual obligations with minimum firm commitments as of December 30, 2023:

(In millions)	Total		Payments Due by Year		
		2024	2025-2026	2027-2028	Thereafter
Total debt	$ 1.0	$ 0.8	$ 0.2	$ —	$ —
Operating and capital leases	39.1	9.4	15.5	9.5	4.7
Heavy machinery and equipment	13.8	13.8	—	—	—
Purchase commitments [(1)]	742.4	734.3	2.8	2.4	2.9
Settlement offer at Lead Refinery Site	1.1	1.1	—	—	—
Transition tax on accumulated foreign earnings	1.9	—	1.9	—	—
Total contractual cash obligations	$ 799.3	$ 759.4	$ 20.4	$ 11.9	$ 7.6

[(1)] *This includes contractual supply commitments totaling $654.5 million at year-end prices; these contracts contain variable pricing based on Comex and the London Metals Exchange quoted prices. These commitments are for purchases of raw materials, primarily copper cathode and brass scrap, that are expected to be consumed in the ordinary course of business.*

The above obligations will be satisfied with existing cash, funds available under the Credit Agreement, and cash generated by operations. The Company has no off-balance sheet financing arrangements.

MARKET RISKS

The Company is exposed to market risks from changes in raw material and energy costs, interest rates, and foreign currency exchange rates. To reduce such risks, we may periodically use financial instruments. Hedging transactions are authorized and executed pursuant to policies and procedures. Further, we do not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in "Note 1 - Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Cost and Availability of Raw Materials and Energy

Raw materials, primarily copper and brass, represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond our control. Significant increases in the cost of metal, to the extent not reflected in prices for our finished products, or the lack of availability could materially and adversely affect our business, results of operations and financial condition.

The Company occasionally enters into forward fixed-price arrangements with certain customers. We may utilize futures contracts to hedge risks associated with these forward fixed-price arrangements. We may also utilize futures contracts to manage price risk associated with inventory. Depending on the nature of the hedge, changes in the fair value of the futures contracts will either be offset against the change in fair value of the inventory through earnings or recognized as a component of accumulated other comprehensive income (AOCI) in equity and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At December 30, 2023, we held open futures contracts to purchase approximately $5.8 million of copper over the next twelve months related to fixed-price sales orders and to sell approximately $61.3 million of copper over the next twelve months related to copper inventory.

We may enter into futures contracts or forward fixed-price arrangements with certain vendors to manage price risk associated with natural gas purchases. The effective portion of gains and losses with respect to positions are deferred in equity as a component of AOCI and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the futures contracts generally offset the value fluctuations of the underlying natural gas prices. There were no open futures contracts to purchase natural gas at December 30, 2023.

Interest Rates

The Company had no variable-rate debt outstanding at December 30, 2023 and December 31, 2022. At this borrowing level, a hypothetical 10 percent increase in interest rates would have had an insignificant unfavorable impact on our pre-tax earnings and cash flows. The primary interest rate exposure on variable-rate debt is based on the Secured Overnight Financing Rate (SOFR).

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. We may utilize certain futures or forward contracts with financial institutions to hedge foreign currency transactional exposures. Gains and losses with respect to these positions are deferred in equity as a component of AOCI and reflected in earnings upon collection of receivables or payment of commitments. At December 30, 2023, we had open forward contracts with a financial institution to sell approximately 4.9 million euros, 44.2 million Swedish kronor, and 11.8 million Norwegian kroner through April 2024.

The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which we are exposed include the Canadian dollar, the British pound sterling, the Mexican peso, the South Korean won, and the Bahraini dinar. The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, we generally do not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $270.8 million at December 30, 2023 and $338.6 million at December 31, 2022. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 30, 2023 and December 31, 2022 amounted to $27.1 million and $33.9 million, respectively. This change would be reflected in the foreign currency translation component of AOCI in the equity section of our Consolidated Balance Sheets until the foreign subsidiaries are sold or otherwise disposed.

We have significant investments in foreign operations whose functional currency is the British pound sterling, the Mexican peso, the Canadian dollar, the South Korean won, and the Bahraini dinar. In 2023, the value of the British pound increased approximately six percent, the Mexican peso increased approximately 14 percent, the Canadian dollar increased approximately three percent, the South Korean won decreased approximately one percent, and the Bahraini dinar remained consistent, relative to the U.S. dollar. The resulting net foreign currency translation gains were included in calculating net other comprehensive income for the year ended December 30, 2023 and were recorded as a component of AOCI.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are more fully described in "Note 1 - Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with general accepted accounting principles in the United States requires management to make estimates and assumptions about future events that affect amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Management believes the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective, and complex judgments.

Impairment of Goodwill

As of December 30, 2023, we had $151.8 million of recorded goodwill from our business acquisitions, representing the excess of the purchase price over the fair value of the net assets we have acquired.

Goodwill is subject to impairment testing, which is performed annually as of the first day of the fourth quarter unless circumstances indicate the need to accelerate the timing of the tests. These circumstances include a significant change in the business climate, operating performance indicators, competition, or sale or disposition of a significant portion of one of our businesses. In our evaluation of goodwill impairment, we perform a qualitative assessment at the reporting unit level that requires management judgment and the use of estimates to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, management compares the fair value of a reporting unit with its carrying amount and will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

We identify reporting units by evaluating components of our operating segments and combining those components with similar economic characteristics. Reporting units with significant recorded goodwill include Domestic Piping Systems, B&K LLC, Great Lakes, European Operations, Jungwoo-Mueller, Mueller Middle East, Westermeyer, and Flex Duct.

The fair value of each reporting unit is estimated using a combination of the income and market approaches, incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates.

We evaluated each reporting unit during the fourth quarters of 2023 and 2022, as applicable. The estimated fair value of each of these reporting units exceeded its carrying values in 2023 and 2022, and we do not believe that any of these reporting units were at risk of impairment as of December 30, 2023.

Pension Benefit Plans

We sponsor several qualified and nonqualified pension benefit plans in certain foreign locations. We recognize the overfunded or underfunded status of the plans as an asset or liability in the Consolidated Balance Sheets with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The obligations for these plans are actuarially determined and affected by assumptions, including discount rates, expected long-term return on plan assets for defined benefit pension plans, and certain employee-related factors, such as retirement age and mortality. We evaluate the assumptions periodically and makes adjustments as necessary.

The expected return on plan assets is determined using the market value of plan assets. Differences between assumed and actual returns are amortized to the market value of assets on a straight-line basis over the average remaining service period of the plan participants using the corridor approach. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and actuarial assumptions. These unrecognized gains and losses are amortized when the net gains and losses exceed 10 percent of the greater of the market value of the plan assets or the projected benefit obligation. The amount in excess of the corridor is amortized over the average remaining service period of the plan participants. For 2023, the average remaining service period for the pension plans was 11 years.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield available on high quality corporate bonds of a term that reflects the maturity and duration of expected benefit payments.

Environmental Reserves

We recognize an environmental reserve when it is probable that a loss is likely to occur and the amount of the loss is reasonably estimable. We estimate the duration and extent of our remediation obligations based upon reports of outside consultants, internal and third party estimates and analyses of cleanup costs and ongoing monitoring costs, communications with regulatory agencies, and changes in environmental law. If we were to determine that our estimates of the duration or extent of our environmental obligations were no longer accurate, we would adjust our environmental reserve accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to non-operating properties are presented below operating income in the Consolidated Statements of Income.

Income Taxes

We estimate total income tax expense based on domestic and international statutory income tax rates in the tax jurisdictions where we operate, permanent differences between financial reporting and tax reporting, and available credits and incentives.

Deferred income tax assets and liabilities are recognized for the future tax effects of temporary differences between the treatment of certain items for financial statement and tax purposes using tax rates in effect for the years in which the differences are expected to reverse. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events.

Valuation allowances are recorded when, in the opinion of management, it is more likely than not that all or a portion of the deferred tax assets will not be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels, and are based on our judgment, estimates, and assumptions. In the event we were to determine that we would not be able to realize all or a portion of the net deferred tax assets in the future, we would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future, in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

We record liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. These unrecognized tax benefits are retained until the associated uncertainty is resolved. Tax benefits for uncertain tax positions that are recognized in the Consolidated Financial Statements are measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement. To the extent we prevail in matters for which a liability for an uncertain tax position is established or are required to pay amounts in excess of the liability, our effective tax rate in a given period may be materially affected.

New Accounting Pronouncements

See "Note 1 – Summary of Significant Accounting Policies" in our Consolidated Financial Statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties, and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available as of the date of preparation of the Annual Report, and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words "anticipates," "believes," "expects," "intends" or similar expressions in such statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. In addition to those factors discussed under "Risk Factors" in this Annual Report on Form 10-K, such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) the domestic housing and commercial construction industry environment; (iii) availability and price fluctuations in commodities (including copper, natural gas, and other raw materials, including crude oil that indirectly affects plastic resins); (iv) competitive factors and competitor responses to the Company's initiatives; (v) stability of government laws and regulations, including taxes; (vi) availability of financing; and (vii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

(In thousands, except per share data)	2023	2022	2021
Net sales	$ 3,420,345	$ 3,982,455	$ 3,769,345
Cost of goods sold	2,433,511	2,864,862	2,938,989
Depreciation and amortization	39,954	43,731	45,390
Selling, general, and administrative expense	208,172	203,086	184,052
Gain on sale of businesses	(4,137)	—	(57,760)
Gain on sale of assets, net	—	(6,373)	—
Impairment charges	6,258	—	2,829
Gain on insurance settlement	(19,466)	—	—
Operating income	756,053	877,149	655,845
Interest expense	(1,221)	(810)	(7,709)
Interest income	38,208	6,457	353
Realized and unrealized gains on short-term investments	41,865	2,918	—
Gain on extinguishment of NMTC liability	7,534	—	—
Redemption premium	—	—	(5,674)
Environmental expense	(825)	(1,298)	(5,053)
Pension plan termination expense	—	(13,100)	—
Other income, net	3,618	4,715	3,377
Income before income taxes	845,232	876,031	641,139
Income tax expense	(220,762)	(223,322)	(165,858)
(Loss) income from unconsolidated affiliates, net of foreign tax	(14,821)	10,111	(157)
Consolidated net income	609,649	662,820	475,124
Net income attributable to noncontrolling interests	(6,752)	(4,504)	(6,604)
Net income attributable to Mueller Industries, Inc.	$ 602,897	$ 658,316	$ 468,520
Weighted average shares for basic earnings per share	111,420	111,558	112,022
Effect of dilutive stock-based awards	2,242	1,552	1,574
Adjusted weighted average shares for diluted earnings per share	113,662	113,110	113,596
Basic earnings per share	$ 5.41	$ 5.90	$ 4.18
Diluted earnings per share	$ 5.30	$ 5.82	$ 4.12
Dividends per share	$ 0.60	$ 0.50	$ 0.26

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

(In thousands)		2023		2022		2021
Consolidated net income	$	609,649	$	662,820	$	475,124
Other comprehensive income (loss), net of tax:						
Foreign currency translation		21,943		(30,382)		(6,730)
Net change with respect to derivative instruments and hedging activities, net of tax of $373, $(200), and $47		(1,273)		683		(181)
Net change in pension and postretirement obligation adjustments, net of tax of $1,308, $(4,381), and $(1,379)		(3,852)		12,722		5,703
Attributable to unconsolidated affiliates, net of tax of $(266), $(784), and $(284)		917		2,702		978
Total other comprehensive income (loss), net		17,735		(14,275)		(230)
Consolidated comprehensive income		627,384		648,545		474,894
Comprehensive income attributable to noncontrolling interests		(7,533)		(1,057)		(4,838)
Comprehensive income attributable to Mueller Industries, Inc.	$	619,851	$	647,488	$	470,056

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 30, 2023 and December 31, 2022

(In thousands, except share data)	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 1,170,893	$ 461,018
Short-term investments	98,146	217,863
Accounts receivable, less allowance for doubtful accounts of $2,830 in 2023 and $2,687 in 2022	351,561	380,352
Inventories	380,248	448,919
Other current assets	39,173	26,501
Total current assets	2,040,021	1,534,653
Property, plant, and equipment, net	385,165	379,950
Operating lease right-of-use assets	35,170	22,892
Goodwill, net	151,820	157,588
Intangible assets, net	46,208	54,785
Investment in unconsolidated affiliates	83,436	72,364
Other noncurrent assets	17,481	20,167
Total Assets	$ 2,759,301	$ 2,242,399

MUELLER INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(continued)

As of December 30, 2023 and December 31, 2022

(In thousands, except share data)	2023	2022
Liabilities		
Current liabilities:		
Current portion of debt	$ 796	$ 811
Accounts payable	120,485	128,000
Accrued wages and other employee costs	55,644	61,915
Current portion of operating lease liabilities	7,893	4,942
Other current liabilities	132,320	152,627
Total current liabilities	317,138	348,295
Long-term debt, less current portion	185	1,218
Pension liabilities	2,832	4,078
Postretirement benefits other than pensions	9,230	8,977
Environmental reserves	15,030	16,380
Deferred income taxes	19,134	16,258
Noncurrent operating lease liabilities	26,683	16,880
Other noncurrent liabilities	10,353	16,349
Total liabilities	400,585	428,435
Equity		
Mueller Industries, Inc. stockholders' equity:		
Preferred stock - $1.00 par value; shares authorized 5,000,000; none outstanding	—	—
Common stock - $.01 par value; shares authorized 250,000,000 in 2023 and 100,000,000 in 2022; issued 160,366,008; outstanding 114,157,918 in 2023 and 114,003,234 in 2022	1,604	802
Additional paid-in capital	312,171	297,270
Retained earnings	2,594,300	2,059,796
Accumulated other comprehensive loss	(47,221)	(64,175)
Treasury common stock, at cost	(523,409)	(502,779)
Total Mueller Industries, Inc. stockholders' equity	2,337,445	1,790,914
Noncontrolling interests	21,271	23,050
Total equity	2,358,716	1,813,964
Commitments and contingencies	—	—
Total Liabilities and Equity	$ 2,759,301	$ 2,242,399

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

(In thousands)	2023	2022	2021
Operating activities:			
Consolidated net income	$ 609,649	$ 662,820	$ 475,124
Reconciliation of consolidated net income to net cash provided by operating activities:			
Depreciation	34,949	38,157	39,120
Amortization of intangibles	5,005	5,574	6,270
Amortization of debt issuance costs	870	357	265
Loss (income) from unconsolidated affiliates	14,821	(10,111)	157
Insurance proceeds - noncapital related	9,854	1,646	—
Redemption premium	—	—	5,674
Gain on sale of securities	(17,100)	—	—
Gain on insurance settlement	(19,466)	—	—
Stock-based compensation expense	23,131	17,801	9,822
Provision for doubtful accounts receivable	(84)	323	1,216
Gain on disposals of assets	(1)	(6,373)	(769)
Gain on sale of businesses	(4,137)	—	(57,760)
Unrealized gain on short-term investments	(24,765)	—	—
Impairment charges	6,258	—	2,829
Gain on extinguishment of NMTC liability	(7,534)	—	—
Deferred income tax expense (benefit)	4,790	(3,880)	7,413
Changes in assets and liabilities, net of effects of businesses acquired and sold:			
Receivables	30,915	82,713	(124,708)
Inventories	67,903	(24,189)	(119,514)
Other assets	(20,700)	(8,971)	919
Current liabilities	(40,606)	(26,633)	73,755
Other liabilities	(3,497)	(7,564)	(5,467)
Other, net	2,511	2,273	(2,645)
Net cash provided by operating activities	672,766	723,943	311,701

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

(In thousands)	2023	2022	2021
Investing activities:			
Proceeds from sale of assets, net of cash transferred	279	7,850	2,302
Purchase of short-term investments	(106,231)	(217,863)	—
Acquisition of businesses, net of cash acquired	—	—	(30,206)
Proceeds from sale of business, net of cash sold	—	—	81,884
Capital expenditures	(54,025)	(37,639)	(31,833)
Payment received for (issuance of) notes receivable	—	—	8,539
Insurance proceeds - capital related	24,646	3,354	—
Proceeds from the sale of securities	55,454	—	—
Proceeds from the maturity of short-term investments	217,863	—	—
Dividends from unconsolidated affiliates	1,093	2,295	—
Investments in unconsolidated affiliates	(3,999)	—	(1,613)
Net cash provided by (used in) investing activities	135,080	(242,003)	29,073
Financing activities:			
Dividends paid to stockholders of Mueller Industries, Inc.	(66,868)	(55,787)	(29,137)
Dividends paid to noncontrolling interests	(9,312)	(7,248)	(9,722)
Issuance of long-term debt	—	—	595,000
Repayments of long-term debt	(241)	(204)	(920,610)
(Repayment) issuance of debt by consolidated joint ventures, net	(30)	67	(5,113)
Repurchase of common stock	(19,303)	(38,054)	(4,864)
Payment of contingent consideration	—	—	(1,250)
Net cash (used) received to settle stock-based awards	(8,755)	(1,429)	85
Debt issuance costs	—	—	(1,111)
Net cash used in financing activities	(104,509)	(102,655)	(376,722)
Effect of exchange rate changes on cash	5,590	(4,365)	(1,052)
Increase (decrease) in cash, cash equivalents, and restricted cash	708,927	374,920	(37,000)
Cash, cash equivalents, and restricted cash at the beginning of the year	465,296	90,376	127,376
Cash, cash equivalents, and restricted cash at the end of the year	$ 1,174,223	$ 465,296	$ 90,376

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

(In thousands)	2023 Shares	2023 Amount	2022 Shares	2022 Amount	2021 Shares	2021 Amount
Common stock:						
Balance at beginning of year	160,366	$ 802	160,366	$ 802	160,366	$ 802
Issuance of shares under two-for-one stock split	—	802	—	—	—	—
Balance at end of year	160,366	$ 1,604	160,366	$ 802	160,366	$ 802
Additional paid-in capital:						
Balance at beginning of year		$ 297,270		$ 286,208		$ 280,051
Acquisition of shares under incentive stock option plans		786		830		720
Stock-based compensation expense		23,131		17,801		9,822
Issuance of shares under two-for-one stock split		(802)		—		—
Issuance of restricted stock		(8,214)		(7,569)		(4,385)
Balance at end of year		$ 312,171		$ 297,270		$ 286,208
Retained earnings:						
Balance at beginning of year		$ 2,059,796		$ 1,458,489		$ 1,019,694
Net income attributable to Mueller Industries, Inc.		602,897		658,316		468,520
Dividends paid or payable to stockholders of Mueller Industries, Inc.		(68,393)		(57,009)		(29,725)
Balance at end of year		$ 2,594,300		$ 2,059,796		$ 1,458,489
Accumulated other comprehensive loss:						
Balance at beginning of year		$ (64,175)		$ (53,347)		$ (54,883)
Total other comprehensive income (loss) attributable to Mueller Industries, Inc.		16,954		(10,828)		1,536
Balance at end of year		$ (47,221)		$ (64,175)		$ (53,347)

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(continued)

Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

	2023		2022		2021	
(In thousands)	Shares	Amount	Shares	Amount	Shares	Amount
Treasury stock:						
Balance at beginning of year	46,363	$ (502,779)	45,774	$ (470,034)	46,192	$ (468,919)
Issuance of shares under incentive stock option plans	57	(9,541)	(153)	(2,260)	(176)	(636)
Repurchase of common stock	516	(19,303)	1,438	(38,054)	194	(4,864)
Issuance of restricted stock	(728)	8,214	(696)	7,569	(436)	4,385
Balance at end of year	46,208	$ (523,409)	46,363	$ (502,779)	45,774	$ (470,034)
Noncontrolling interests:						
Balance at beginning of year		$ 23,050		$ 34,845		$ 24,315
Purchase of Mueller Middle East		—		(5,604)		15,414
Dividends paid to noncontrolling interests		(9,312)		(7,248)		(9,722)
Net income attributable to noncontrolling interests		6,752		4,504		6,604
Foreign currency translation		781		(3,447)		(1,766)
Balance at end of year		$ 21,271		$ 23,050		$ 34,845

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; line sets; steel nipples; brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; compressed gas valves; refrigeration valves and fittings; pressure vessels; coaxial heat exchangers; and insulated flexible duct systems. The Company also resells brass and plastic plumbing valves, plastic fittings, malleable iron fittings, faucets, and plumbing specialty products. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, South Korea, the Middle East, and China.

Fiscal Years

The Company's fiscal year ends on the last Saturday of December and consisted of 52 weeks in 2023, 53 weeks in 2022, and 52 weeks in 2021. These dates were December 30, 2023, December 31, 2022, and December 25, 2021.

Basis of Presentation

The Consolidated Financial Statements include the accounts of Mueller Industries, Inc. and its majority-owned subsidiaries. The noncontrolling interests represent a private ownership interest of 40 percent of Jungwoo Metal Ind. Co., LTD (Jungwoo-Mueller) and 45 percent of Mueller Middle East WLL (Mueller Middle East). The Company records the results of Jungwoo-Mueller one month in arrears in the Consolidated Financial Statements.

Certain prior year balances have been reclassified to conform to current year presentation.

Common Stock Split

On September 26, 2023, the Company's shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the total number of authorized shares of Common Stock from 100,000,000 to 250,000,000. Subsequently, the Company's Board of Directors announced a two-for-one stock split of its common stock effected in the form of a stock dividend of one share for each outstanding share. The record date for the stock split was October 6, 2023, and the additional shares were distributed on October 20, 2023. Shares authorized in prior periods are not adjusted. All other references to share and per share amounts presented in the Consolidated Financial Statements and this Annual Report on Form 10-K have been adjusted retroactively to reflect the stock split.

Revenue Recognition

Given the nature of the Company's business and product offerings, sales transactions with customers are generally comprised of a single performance obligation that involves delivery of the products identified in the contracts with customers. Performance obligations are generally satisfied at the point in time of shipment and payment is generally due within 60 days. Variable consideration is estimated for future rebates on certain product lines and product returns. The Company records variable consideration as an adjustment to the transaction price in the period it is incurred. Since variable consideration is settled within a short period of time, the time value of money is not significant. The cost of shipping product to customers is expensed as incurred as a component of cost of goods sold.

The Company's Domestic Piping Systems Group engages in certain transactions where it acts as an agent. Revenue from these transactions is recorded on a net basis.

See "Note 3 – Segment Information" for additional information on disaggregation of revenue from contracts with customers.

Acquisitions

Accounting for acquisitions requires the Company to recognize separately from goodwill the assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the purchase price over the net amount allocated to the identifiable assets acquired and liabilities assumed. While management uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the

Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. The operating results generated by the acquired businesses are included in the Consolidated Statements of Income from their respective dates of acquisition. Acquisition related costs are expensed as incurred. See "Note 2 – Acquisitions & Dispositions" for additional information.

Cash Equivalents and Restricted Cash

Temporary investments with original maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 30, 2023 and December 31, 2022, temporary investments consisted of money market mutual funds, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling approximately $1.01 billion and $329.4 million, respectively.

Amounts included in restricted cash relate to required deposits in brokerage accounts that facilitate the Company's hedging activities as well as imprest funds for the Company's self-insured workers' compensation program. See "Note 4 – Cash, Cash Equivalents, and Restricted Cash" for additional information.

Short-Term Investments

The fair value of short-term investments at December 30, 2023, consisting of marketable securities, approximates the carrying value on that date. These marketable securities are stated at fair value and classified as level 1 within the fair value hierarchy. This classification is defined as a fair value determined using observable inputs that reflect quoted prices in active markets for identical assets.

During 2023, the Company recognized gains of $41.9 million on short-term investments, of which $17.1 million was realized on the sale of marketable securities and the remaining $24.8 million represents unrealized gains relating to the excess fair value over the related cost basis of the marketable securities as of December 30, 2023.

The fair value of short-term investments at December 31, 2022, consisting of U.S. treasury bills with maturities exceeding three months at the time of purchase, approximates the carrying value on that date. These treasury bills are stated at fair value and are classified as trading securities. The fair value of treasury bills is classified as level 1 within the fair value hierarchy. This classification is defined as a fair value determined using observable inputs that reflect quoted prices in active markets for identical assets.

Allowance for Doubtful Accounts

The Company routinely grants credit to many of its customers without collateral. The risk of credit loss in trade receivables is substantially mitigated by the credit evaluation process. The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet their financial obligations (e.g., bankruptcy filings or substantial credit rating downgrades), it records an allowance for doubtful accounts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes an allowance for doubtful accounts based on its historical collection experience and the impact of current economic conditions. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer's ability to meet their financial obligations), the Company could change its estimate of the recoverability of amounts due by a material amount. Historically, credit losses have been within management's expectations. The balance for uncollectible accounts was $2.8 million and $2.7 million as of December 30, 2023 and December 31, 2022, respectively.

Inventories

The Company's inventories are valued at the lower-of-cost-or-market. The material component of its U.S. copper tube and copper fittings inventories is valued on a LIFO basis and the non-material components of U.S. copper tube and copper fittings inventories are valued on a FIFO basis. The material component of its U.K. and Canadian copper tube inventories are valued on a FIFO basis. The material component of its brass rod and forgings inventories are valued on a FIFO basis. Certain inventories are valued on an average cost basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, maintenance, production wages, and transportation costs.

The market price of copper cathode and scrap is subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined. See "Note 5 – Inventories" for additional information.

Leases

The Company leases certain manufacturing facilities, distribution centers, office space, and equipment. Leases with an initial term of twelve months or less are not recorded on the balance sheet; expense for these leases is recognized on a straight line-basis over the term of the lease. Most of the Company's leases include one or more options to renew up to five years and have remaining terms of one to 15 years. These options are not included in the Company's valuation of the right-of-use assets as the Company is not reasonably certain to exercise the options.

The Company has certain vehicle leases that are financing; however, these leases are deemed immaterial for disclosure. See "Note 8 – Leases" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment. Leasehold improvements are amortized over the lesser of their useful life or the remaining lease term.

The Company continually evaluates these assets to determine whether events or changes in circumstances have occurred that may warrant revision of the estimated useful life or whether the remaining balance should be evaluated for possible impairment. See "Note 9 – Property, Plant, and Equipment, Net" for additional information.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in business acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired business. Goodwill is evaluated annually for possible impairment as of the first day of the fourth quarter unless circumstances indicate the need to accelerate the timing of the evaluation. In the evaluation of goodwill impairment, management performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, management compares the fair value of a reporting unit with its carrying amount and will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Fair value for the Company's reporting units is determined using a combination of the income and market approaches (level 3 within the fair value hierarchy), incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. The market approach measures the fair value of a business through the analysis of publicly traded companies or recent sales of similar businesses. The income approach uses a discounted cash flow model to estimate the fair value of reporting units based on expected cash flows (adjusted for capital investment required to support operations) and a terminal value. This cash flow stream is discounted to its present value to arrive at a fair value for each reporting unit. Future earnings are estimated using the Company's most recent annual projections, applying a growth rate to future periods. Those projections are directly impacted by the condition of the markets in which the Company's businesses participate. The discount rate selected for the reporting units is generally based on rates of return available for comparable companies at the date of valuation. Fair value determinations may include both internal and third-party valuations. See "Note 10 – Goodwill and Other Intangible Assets" for additional information.

Investments in Unconsolidated Affiliates

Tecumseh

The Company owns a 50 percent interest in an unconsolidated affiliate that acquired Tecumseh Products Company (Tecumseh) and an entity that provides financing to Tecumseh. This investment is recorded using the equity method of accounting, as the Company can exercise significant influence but does not own a majority equity interest or otherwise control the entity. Under the equity method of accounting, this investment is stated at initial cost and is adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions.

The Company records its proportionate share of the investee's net income or loss, net of foreign taxes, one quarter in arrears as income (loss) from unconsolidated affiliates, net of foreign tax, in the Consolidated Statements of Income. The Company's proportionate share of the investee's other comprehensive income (loss), net of income taxes, is recorded in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Equity. The U.S. tax effect of the Company's proportionate share of Tecumseh's income or loss is recorded in income tax expense in the Consolidated Statements of Income. In general, the equity investment in unconsolidated affiliates is equal to the current equity investment less the investee's net accumulated losses.

Retail Distribution

The Company owns a 28 percent noncontrolling equity interest in a limited liability company in the retail distribution business. This investment is recorded using the equity method of accounting. The Company records its proportionate share of the investee's net income or loss one month in arrears as income (loss) from unconsolidated affiliates in the Consolidated Statements of Income. The Company's proportionate share of the investee's other comprehensive income (loss), net of income taxes, is recorded in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Equity.

The investments in unconsolidated affiliates are assessed periodically for impairment and written down when the carrying amount is not considered fully recoverable. See "Note 11 – Investments in Unconsolidated Affiliates" for additional information.

Self-Insurance Accruals

The Company is primarily self-insured for workers' compensation claims and benefits paid under certain employee health care programs. Accruals are primarily based on estimated undiscounted cost of claims, which includes incurred but not reported claims, and are classified as accrued wages and other employee costs.

Pension Benefit Plans

The Company sponsors qualified and nonqualified pension benefit plans in certain foreign locations. The Company recognizes the overfunded or underfunded status of the plans as an asset or liability in the Consolidated Balance Sheets with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The obligations for these plans are determined by actuaries and affected by the assumptions, including discount rates, expected long-term return on plan assets for defined benefit pension plans, and certain employee-related factors, such as retirement age and mortality. The Company evaluates its assumptions periodically and makes adjustments as necessary.

The expected return on plan assets is determined using the market value of plan assets. Differences between assumed and actual returns are amortized to the market value of assets on a straight-line basis over the average remaining service period of the plan participants using the corridor approach. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and actuarial assumptions. These unrecognized gains and losses are amortized when the net gains and losses exceed 10 percent of the greater of the market value of the plan assets or the projected benefit obligation. The amount in excess of the corridor is amortized over the average remaining service period of the plan participants. For 2023, the average remaining service period for the pension plans was 11 years.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield available on high quality corporate bonds of a term that reflects the maturity and duration of expected benefit payments. See "Note 14 – Benefit Plans" for additional information.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants, internal and third party estimates and analyses of cleanup costs and ongoing monitoring costs, communications with regulatory agencies, and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, it would adjust environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to non-operating properties are presented below operating income in the Consolidated Statements of Income. See "Note 15 – Commitments and Contingencies" for additional information.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding stock options and vesting of restricted stock awards calculated using the treasury stock method. There were approximately 98 thousand stock-based awards excluded from the computation of diluted earnings per share for the year ended December 30, 2023 because they were antidilutive.

Income Taxes

Deferred income tax assets and liabilities are recognized when differences arise between the treatment of certain items for financial statement and tax purposes. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company was to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, it would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if it was to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Tax benefits for uncertain tax positions that are recognized in the financial statements are measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an uncertain tax position is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

These estimates are highly subjective and could be affected by changes in business conditions and other factors. Changes in any of these factors could have a material impact on future income tax expense. See "Note 16 – Income Taxes" for additional information.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between the Company and its customers, primarily value added taxes in foreign jurisdictions, are accounted for on a net (excluded from revenues and costs) basis.

Stock-Based Compensation

The Company has in effect stock incentive plans under which stock-based awards have been granted to certain employees and members of its Board of Directors. Stock-based compensation expense is recognized in the Consolidated Statements of Income as a component of selling, general, and administrative expense based on the grant date fair value of the awards. See "Note 18 – Stock-Based Compensation" for additional information.

Concentrations of Credit and Market Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas and different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, and others.

The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

Derivative Instruments and Hedging Activities

The Company's earnings and cash flows are subject to fluctuations due to changes in commodity prices, foreign currency exchange rates, and interest rates. The Company uses derivative instruments such as commodity futures contracts, foreign currency forward contracts, and interest rate swaps to manage these exposures.

All derivatives are recognized in the Consolidated Balance Sheets at their fair value. On the date the derivative contract is entered into, it is either a) designated as a hedge of (i) a forecasted transaction or the variability of cash flow to be paid (cash flow hedge) or (ii) the fair value of a recognized asset or liability (fair value hedge), or b) not designated in a hedge accounting relationship, even though the derivative contract was executed to mitigate an economic exposure (economic hedge), as the Company does not enter into derivative contracts for trading purposes. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a cash flow hedge are recorded in stockholders' equity within accumulated other comprehensive income (AOCI), to the extent effective, until they are reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of undesignated derivative instruments executed as economic hedges are reported in current earnings.

The Company documents all relationships between derivative instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value hedges to specific assets and liabilities in the Consolidated Balance Sheets and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the designated derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flow or fair values of hedged items. When a derivative instrument is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable of occurring, hedge accounting is discontinued prospectively in accordance with the derecognition criteria for hedge accounting.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative instruments, if any. If a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of loss from counterparty default to be minimal. See "Note 7 – Derivative Instruments and Hedging Activities" for additional information.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments.

The fair value of long-term debt at December 30, 2023 approximates the carrying value on that date. The estimated fair values were determined based on quoted market prices and the current rates offered for debt with similar terms and maturities. The fair value of long-term debt is classified as level 2 within the fair value hierarchy. This classification is defined as a fair value determined using market-based inputs other than quoted prices that are observable for the liability, either directly or indirectly.

Foreign Currency Translation

For foreign subsidiaries for which the functional currency is not the U.S. dollar, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in equity as a component of AOCI. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in selling, general, and administrative expense in the Consolidated Statements of Income. Included in the Consolidated Statements of Income were net transaction losses of $4.4 million in 2023, gains of $1.0 million in 2022, and losses of $0.6 million in 2021.

Use of and Changes in Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP) requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include but are not limited to: pension and other postretirement benefit plan obligations, tax liabilities, loss contingencies, litigation claims, environmental reserves, and impairment assessments of long-lived assets (including goodwill).

Recently Adopted Accounting Standards

In October 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-08, *Business Combinations (Topic 805): An Amendment of the FASB Accounting Standards Codification*. The new guidance was issued to improve accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the (i) recognition of an acquired contract liability, and (ii) payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU is effective for fiscal years beginning after December 15, 2022 for public entities. The updated guidance requires prospective adoption, and early adoption is permitted. The Company adopted the ASU during the first quarter of 2023. The adoption of the ASU did not have a material impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*. The new guidance requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The guidance applies to all public entities and is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The updated guidance requires retrospective adoption, and early adoption is permitted. The Company does not expect the adoption of the ASU to have a material impact on its Consolidated Financial Statements.

In June 2022, the FASB issued ASU No. 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.* The new guidance was issued to clarify existing guidance measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduce new disclosure requirements for applicable equity securities. The ASU is effective for fiscal years beginning after December 15, 2023 for public entities. The updated guidance requires prospective adoption, and early adoption is permitted. The Company does not expect the adoption of the ASU to have a material impact on its Consolidated Financial Statements.

Note 2 – Acquisitions and Dispositions

2021 Acquisitions

Mueller Middle East

On December 7, 2021, the Company entered into an agreement providing for the purchase of an additional 15 percent equity interest in Mueller Middle East for a total of 55 percent, for approximately $20.0 million. The total purchase price consisted of $15.8 million in cash paid at closing (net of cash acquired), a gain recognized on the settlement of preexisting relationships of $2.6 million, a contingent consideration arrangement of $1.0 million, and the fair value of the Company's existing investment in the joint venture of $0.7 million. Mueller Middle East, which manufactures copper tube, is headquartered in Bahrain. This business complements the Company's existing copper tube businesses in the Piping Systems segment. Prior to entering into this agreement, the Company was the technical and marketing lead with a 40 percent ownership in a joint venture with Cayan Ventures and Bahrain Mumtalakat Holding Company and accounted for this investment under the equity method of accounting. The Company began consolidating this business for financial reporting purposes in December 2021. Mueller Middle East manufactures and sells copper coils to certain Mueller subsidiaries. Total sales to Mueller subsidiaries were approximately $48.2 million for the period in 2021 prior to consolidation.

H&C Flex

On December 20, 2020, the Company entered into an asset purchase agreement with Hart & Cooley LLC. The transaction closed on January 29, 2021, whereby the Company purchased the Hart & Cooley flexible duct business, which included inventory, manufacturing equipment, and related assets for approximately $15.3 million. The total purchase price consisted of $14.0 million in cash paid at closing and a contingent consideration arrangement of $1.3 million, which was paid in Q3 2021. The Company treated this as a business combination. The acquired business, H&C Flex, is a manufacturer and distributor of insulated HVAC flexible duct systems. It is reported within and complements the Company's existing businesses in the Climate segment.

Purchase Price Allocations

These acquisitions were accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on respective fair values.

The following table summarizes the allocation of the purchase price to acquire these businesses, which were financed by available cash balances, as well as the assets acquired and liabilities assumed at the respective acquisition dates. The purchase price allocations for all acquisitions have been finalized as of December 30, 2023.

(In thousands)	Mueller Middle East	H&C Flex
Total consideration	$ 20,017	$ 15,279
Allocated to:		
Accounts receivable	10,652	—
Inventories	4,727	4,511
Other current assets	1,744	—
Property, plant, and equipment	26,664	10,813
Operating lease right-of-use assets	935	—
Goodwill	864	—
Intangible assets	452	—
Total assets acquired	46,038	15,324
Accounts payable	4,593	—
Other current liabilities	10,941	45
Other noncurrent liabilities	692	—
Total liabilities assumed	16,226	45
Noncontrolling interest	9,795	—
Net assets acquired	$ 20,017	$ 15,279

The following details the total intangible assets identified in the allocation of the purchase price at the respective acquisition dates:

(In thousands)	Estimated Useful Life	Mueller Middle East
Intangible asset type:		
Customer relationships	20 years	$ 452
Total intangible assets		$ 452

2023 Dispositions

Heatlink Group

Effective July 3, 2023, the Company transferred 100 percent of the outstanding shares of Heatlink Group, Inc. and Heatlink Group USA, LLC for an additional 11 percent equity interest in the limited liability company in the retail distribution business. This equity interest, combined with the 17 percent equity interest acquired with the contribution of Die-Mold in 2021, gives the Company a 28 percent equity interest in the limited liability company. Heatlink Group produces a complete line of products for PEX plumbing and radiant systems in Canada and sells these products in Canada and the U.S. and was included in the Piping Systems segment. Heatlink Group reported net sales of $15.6 million and operating income of $1.7 million for the year ended December 30, 2023 compared to net sales of $39.1 million and operating income of $7.2 million for the year ended December 31, 2022. As a result of the transaction, the Company recognized a gain of $4.1 million in the third quarter of 2023 based on the excess of the fair value of the consideration received (the 11 percent equity interest) over the carrying value of Heatlink Group. The Company equally weighted an income discounted cash flow approach and market comparable companies approach using an EBITDA multiple to determine the fair value of the consideration received of $26.0 million, which is recognized within the Investments in unconsolidated affiliates line of the Consolidated Balance Sheet. The excess of the fair value of the deconsolidated subsidiary over its carrying value resulted in the gain.

2021 Dispositions

Copper Bar

On October 25, 2021, the Company sold its Copper Bar business for approximately $10.1 million. This business manufactured copper bar products used primarily by OEMs in the U.S. and was included in the Industrial Metals segment. The carrying value of the assets disposed totaled $3.6 million, consisting primarily of inventories and long-lived assets. As a result of the transaction, the Company recognized a pre-tax gain of $6.5 million on the sale of the business in the Consolidating Financial Statements in 2021.

Die-Mold

On September 2, 2021, the Company entered into a contribution agreement with a limited liability company in the retail distribution business, pursuant to which the Company exchanged the outstanding common stock of Die-Mold for a 17 percent equity interest in the limited liability company. Die-Mold manufactures PEX and other plumbing-related fittings and plastic injection tooling in Canada and sells these products in Canada and the U.S. and was included in the Piping Systems Segment. Die-Mold reported net sales of $10.9 million and operating income of $2.2 million for the year ended December 25, 2021. As a result of the transaction, the Company recognized a gain of $4.7 million based on the excess of the fair value of the consideration received (the 17 percent equity interest) over the carrying value of Die-Mold in 2021. The Company utilized a combination of income and market comparable companies approaches using an EBITDA multiple to determine the fair value of the consideration received of $22.8 million, which is recognized within the Investments in unconsolidated affiliates line of the Consolidated Balance Sheet. The excess of the fair value of the deconsolidated subsidiary over its carrying value resulted in the gain.

Fabricated Tube Products and Shoals Tubular, Inc.

On July 28, 2021, the Company entered into a purchase agreement with J.W. Harris Co., Inc. and Lincoln Electric Holdings, Inc., pursuant to which the Company sold the assets of Fabricated Tube Products (FTP) and all of the outstanding stock of STI for approximately $75.7 million. These businesses manufacture and fabricate valves and assemblies, brazed manifolds, headers, and distributor assemblies used primarily by manufacturers of residential heating and air conditioning units in the U.S. and were included in the Climate segment. They reported combined net sales of $37.0 million and operating income of $5.5 million for the year ended December 25, 2021. The carrying value of the assets disposed totaled $32.7 million, consisting primarily of accounts receivable, inventories, and long-lived assets. The carrying value of the liabilities disposed totaled $3.6 million, consisting primarily of accounts payable. As a result of the transaction, the Company recognized a pre-tax gain of $46.6 million on the sale of these businesses in the Consolidating Financial Statements in 2021.

Note 3 –Segment Information

The Company's reportable segments are Piping Systems, Industrial Metals, and Climate. Each of the reportable segments is composed of certain operating segments that are aggregated primarily by the nature of products offered as follows:

Piping Systems

Piping Systems is composed of the following operating segments: Domestic Piping Systems Group, Great Lakes Copper, European Operations, Trading Group, Jungwoo-Mueller (the Company's South Korean joint venture), and Mueller Middle East (our Bahraini joint venture). The Domestic Piping Systems Group manufactures and distributes copper tube, fittings, and line sets. These products are manufactured in the U.S., sold in the U.S., and exported to markets worldwide. Outside the U.S., Great Lakes Copper manufactures copper tube and line sets in Canada and sells the products primarily in the U.S. and Canada. European Operations manufactures copper tube in the U.K. which is sold primarily in Europe. The Trading Group manufactures pipe nipples and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products in the U.S. and Mexico. Jungwoo-Mueller manufactures copper-based joining products that are sold worldwide. Mueller Middle East manufactures copper tube and serves markets in the Middle East and Northern Africa. The Piping Systems segment's products are sold primarily to plumbing, refrigeration, and air-conditioning wholesalers, hardware wholesalers and co-ops, building product retailers, and air-conditioning OEMs.

Beginning in fiscal year 2022, the results of Precision Tube are included in the Industrial Metals segment prospectively as the impact to prior periods was not material. The business was previously reported in the Piping Systems segment. This change was made to reflect the Company's internal management reporting structure.

As disclosed in "Note 2 – Acquisitions & Dispositions," during 2023 the Company exchanged the outstanding common stock of Heatlink Group for an additional equity interest in a limited liability company in the retail distribution business, resulting in the deconsolidation of Heatlink Group and the recognition of a $4.1 million gain. This gain is reported within Corporate and Eliminations. The results of Heatlink Group, prior to deconsolidation, were included within the Piping Systems segment.

During 2021, the Company exchanged the outstanding common stock of Die-Mold for an equity interest in a limited liability company in the retail distribution business, resulting in the deconsolidation of Die-Mold and the recognition of a $4.7 million gain. This gain is reported within Corporate and Eliminations. The results of Die-Mold, prior to deconsolidation, were included within the Piping Systems segment.

Industrial Metals

Industrial Metals is composed of the following operating segments: Brass Rod, Impacts & Micro Gauge, Brass Value-Added Products, and Precision Tube. These businesses manufacture brass rod, impact extrusions and forgings, specialty copper, copper alloy, and aluminum tube, as well as a wide variety of end products including plumbing brass, automotive components, valves, fittings, and gas assemblies. These products are manufactured in the U.S. and sold primarily to OEMs in the U.S., many of which are in the industrial, transportation, construction, heating, ventilation, and air-conditioning, plumbing, refrigeration, and energy markets.

During 2021, the segment recognized a gain of $6.5 million on the sale of the Copper Bar business.

Climate

Climate is composed of the following operating segments: Refrigeration Products, Westermeyer, Turbotec, Flex Duct, and Linesets, Inc. These domestic businesses manufacture and fabricate valves, assemblies, high pressure components, coaxial heat exchangers, insulated HVAC flexible duct systems, line sets, brazed manifolds, headers, and distributor assemblies primarily for the heating, ventilation, air-conditioning, and refrigeration markets in the U.S.

During 2023 the Company settled the insurance claim related to the August 2022 fire in its Bluffs, Illinois manufacturing operation, resulting in a gain of $19.5 million recognized in the segment.

As disclosed in "Note 2 – Acquisitions & Dispositions," during 2021 the Company sold the assets of FTP and all of the outstanding stock of STI, resulting in a gain of $46.6 million. This gain is reported within Corporate and Eliminations. The results of FTP and STI, prior to the sale, were included within the Climate segment.

During 2021, the segment recognized impairment charges on goodwill and long-lived assets of $2.8 million.

Performance of segments is generally evaluated by their operating income. Summarized product line, geographic, and segment information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity.

During 2023, 2022, and 2021, no single customer exceeded 10 percent of worldwide sales.

The following tables represent a disaggregation of revenue from contracts with customers, along with the reportable segment for each category:

(In thousands)	Piping Systems		Industrial Metals		Climate		Total	
Tube and fittings	$	1,926,975	$	—	$	—	$	1,926,975
Brass rod and forgings		—		454,246		—		454,246
OEM components and valves		—		79,879		120,923		200,802
Valves and plumbing specialties		455,598		—		—		455,598
Flex duct and other HVAC components		—		—		379,867		379,867
Other		—		43,750		—		43,750
	$	2,382,573	$	577,875	$	500,790	$	3,461,238
Intersegment sales								(40,893)
Net sales							$	3,420,345

For the Year Ended December 30, 2023

Disaggregation of revenue from contracts with customers (continued):

(In thousands)	For the Year Ended December 31, 2022			
	Piping Systems	Industrial Metals	Climate	Total
Tube and fittings	$ 2,211,963	$ —	$ —	$ 2,211,963
Brass rod and forgings	—	510,865	—	510,865
OEM components, tube & assemblies	—	74,647	121,004	195,651
Valves and plumbing specialties	518,121	—	—	518,121
Flex duct and other HVAC components	—	—	529,303	529,303
Other	—	59,177	—	59,177
	$ 2,730,084	$ 644,689	$ 650,307	$ 4,025,080
Intersegment sales				(42,625)
Net sales				$ 3,982,455

(In thousands)	For the Year Ended December 25, 2021			
	Piping Systems	Industrial Metals	Climate	Total
Tube and fittings	$ 2,055,639	$ —	$ —	$ 2,055,639
Brass rod and forgings	—	565,870	—	565,870
OEM components, tube & assemblies	32,557	48,572	137,564	218,693
Valves and plumbing specialties	511,834	—	—	511,834
Flex duct and other HVAC components	—	—	357,850	357,850
Other	—	88,921	—	88,921
	$ 2,600,030	$ 703,363	$ 495,414	$ 3,798,807
Intersegment sales				(29,462)
Net sales				$ 3,769,345

Summarized segment information is as follows:

(In thousands)	Piping Systems	Industrial Metals	Climate	Corporate and Eliminations	Total
	For the Year Ended December 30, 2023				
Net sales	$ 2,382,573	$ 577,875	$ 500,790	$ (40,893)	$ 3,420,345
Cost of goods sold	1,686,792	480,510	311,875	(45,666)	2,433,511
Depreciation and amortization	20,461	7,273	7,567	4,653	39,954
Selling, general, and administrative expense	99,823	13,713	28,950	65,686	208,172
Gain on sale of businesses	—	—	—	(4,137)	(4,137)
Impairment charges	6,258	—	—	—	6,258
Gain on insurance settlement	—	—	(19,466)	—	(19,466)
Operating income	569,239	76,379	171,864	(61,429)	756,053
Interest expense					(1,221)
Interest income					38,208
Realized and unrealized gains on short-term investments					41,865
Gain on extinguishment of NMTC liability					7,534
Environmental expense					(825)
Other income, net					3,618
Income before income taxes					$ 845,232

(In thousands)	Piping Systems	Industrial Metals	Climate	Corporate and Eliminations	Total
	For the Year Ended December 31, 2022				
Net sales	$ 2,730,084	$ 644,689	$ 650,307	$ (42,625)	$ 3,982,455
Cost of goods sold	1,943,174	543,004	416,953	(38,269)	2,864,862
Depreciation and amortization	22,193	7,647	9,174	4,717	43,731
Selling, general, and administrative expense	93,655	11,574	36,113	61,744	203,086
Gain on sale of assets	—	—	—	(6,373)	(6,373)
Operating income	671,062	82,464	188,067	(64,444)	877,149
Interest expense					(810)
Interest income					6,457
Pension plan termination expense					(13,100)
Realized and unrealized gains on short-term investments					2,918
Environmental expense					(1,298)
Other income, net					4,715
Income before income taxes					$ 876,031

Segment information (continued):

(In thousands)	For the Year Ended December 25, 2021				
	Piping Systems	Industrial Metals	Climate	Corporate and Eliminations	Total
Net sales	$ 2,600,030	$ 703,363	$ 495,414	$ (29,462)	$ 3,769,345
Cost of goods sold	1,996,610	605,715	367,343	(30,679)	2,938,989
Depreciation and amortization	23,384	6,929	10,379	4,698	45,390
Selling, general, and administrative expense	93,749	11,698	29,327	49,278	184,052
Gain on sale of businesses	—	(6,454)	—	(51,306)	(57,760)
Impairment charges	—	—	2,829	—	2,829
Operating income	486,287	85,475	85,536	(1,453)	655,845
Interest expense					(7,709)
Interest income					353
Redemption premium					(5,674)
Environmental expense					(5,053)
Other income, net					3,377
Income before income taxes					$ 641,139

Summarized geographic information is as follows:

(In thousands)	2023	2022	2021
Net sales:			
United States	$ 2,572,141	$ 2,965,053	$ 2,791,571
United Kingdom	270,128	297,582	330,908
Canada	339,682	410,679	469,652
Asia and the Middle East	153,816	217,750	83,217
Mexico	84,578	91,391	93,997
	$ 3,420,345	$ 3,982,455	$ 3,769,345

Long-lived assets:	2023	2022	2021
United States	$ 273,604	$ 266,571	$ 272,903
United Kingdom	40,045	36,474	36,529
Canada	18,152	23,354	26,422
Asia and the Middle East	50,725	51,193	48,742
Mexico	2,639	2,358	966
	$ 385,165	$ 379,950	$ 385,562

(In thousands)		2023		2022		2021
Expenditures for long-lived assets (including those resulting from business acquisitions):						
Piping Systems	$	19,118	$	20,694	$	43,429
Industrial Metals		9,406		6,905		5,744
Climate		15,407		2,611		12,428
General Corporate		10,094		7,429		3,521
	$	54,025	$	37,639	$	65,122

(In thousands)		2023		2022		2021
Segment assets:						
Piping Systems	$	1,029,821	$	1,088,940	$	1,160,272
Industrial Metals		157,761		160,702		173,290
Climate		252,561		279,940		250,107
General Corporate		1,319,158		712,817		145,267
	$	2,759,301	$	2,242,399	$	1,728,936

Note 4 – Cash, Cash Equivalents, and Restricted Cash

(In thousands)		2023		2022
Cash & cash equivalents	$	1,170,893	$	461,018
Restricted cash included within other current assets		3,228		4,176
Restricted cash included within other assets		102		102
Total cash, cash equivalents, and restricted cash	$	1,174,223	$	465,296

Note 5 – Inventories

(In thousands)		2023		2022
Raw materials and supplies	$	111,843	$	133,189
Work-in-process		61,793		64,177
Finished goods		220,629		265,842
Valuation reserves		(14,017)		(14,289)
Inventories	$	380,248	$	448,919

Inventories valued using the LIFO method totaled $20.2 million at December 30, 2023 and $16.5 million at December 31, 2022. At December 30, 2023 and December 31, 2022, the approximate FIFO cost of such inventories was $122.9 million and $117.3 million, respectively.

At the end of 2023 and 2022, the FIFO value of inventory consigned to others was $19.8 million and $14.3 million, respectively.

Note 6 – Consolidated Financial Statement Details

Other Current Liabilities

Included in other current liabilities as of December 30, 2023 and December 31, 2022 were the following: (i) customer rebates of $78.8 million and $82.3 million, respectively, (ii) current taxes payable of $22.8 million and $24.6 million, respectively, and (iii) current environmental liabilities of $3.9 million and $4.2 million, respectively. Additionally, the balance at December 31, 2022 includes a pension withdrawal liability of $13.1 million that was paid in 2023.

Other Income, Net

(In thousands)	2023		2022		2021
Net periodic benefit income	$ 765	$	3,168	$	1,903
Accounts payable discounts	1,502		1,609		1,385
Other	1,351		(62)		89
Other income, net	$ 3,618	$	4,715	$	3,377

Note 7 – Derivative Instruments and Hedging Activities

The Company's earnings and cash flows are subject to fluctuations due to changes in commodity prices, foreign currency exchange rates, and interest rates. The Company uses derivative instruments such as commodity futures contracts, foreign currency forward contracts, and interest rate swaps to manage these exposures.

Commodity Futures Contracts

Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. The Company occasionally enters into forward fixed-price arrangements with certain customers; the risk of these arrangements is generally managed with commodity futures contracts. These futures contracts have been designated as cash flow hedges.

At December 30, 2023, the Company held open futures contracts to purchase approximately $5.8 million of copper over the next twelve months related to fixed price sales orders. The fair value of those futures contracts was a $0.1 million net gain position, which was determined by obtaining quoted market prices (level 1 within the fair value hierarchy). In the next 12 months, the Company will reclassify into earnings realized gains or losses relating to cash flow hedges. At December 30, 2023, this amount was approximately $0.1 million of deferred net gains, net of tax.

The Company may also enter into futures contracts to protect the value of inventory against market fluctuations. At December 30, 2023, the Company held open futures contracts to sell approximately $61.3 million of copper over the next twelve months related to copper inventory. The fair value of those futures contracts was a $0.2 million net loss position, which was determined by obtaining quoted market prices (level 1 within the fair value hierarchy).

The Company presents its derivative assets and liabilities in the Consolidated Balance Sheets on a net basis by counterparty. The following table summarizes the location and fair value of the derivative instruments and disaggregates the net derivative assets and liabilities into gross components on a contract-by-contract basis:

| | | Asset Derivatives | | | Liability Derivatives | | |
| | | Fair Value | | | | Fair Value | |
(In thousands)	Balance Sheet Location	2023	2022	Balance Sheet Location	2023	2022
Commodity contracts - gains	Other current assets	$ 589	$ 3,746	Other current liabilities	$ 16	$ —
Commodity contracts - losses	Other current assets	(281)	(1,483)	Other current liabilities	(383)	—
Total derivatives [1]		$ 308	$ 2,263		$ (367)	$ —

[1] Does not include the impact of cash collateral provided to counterparties.

The following table summarizes the effects of derivative instruments on the Consolidated Statements of Income:

(In thousands)	Location	2023	2022
Undesignated derivatives:			
(Loss) gain on commodity contracts (nonqualifying)	Cost of goods sold	$ (1,071)	$ 20,659

The following tables summarize amounts recognized in and reclassified from AOCI during the period:

| | For the Year Ended December 30, 2023 | | |
(In thousands)	Gain (Loss) Recognized in AOCI (Effective Portion), Net of Tax	Classification Gains (Losses)	Gain Reclassified from AOCI (Effective Portion), Net of Tax
Cash flow hedges:			
Commodity contracts	$ 1,180	Cost of goods sold	$ (2,419)
Other	(34)	Other	—
Total	$ 1,146	Total	$ (2,419)

| | For the Year Ended December 31, 2022 | | |
(In thousands)	(Loss) Gain Recognized in AOCI (Effective Portion), Net of Tax	Classification Gains (Losses)	Loss Reclassified from AOCI (Effective Portion), Net of Tax
Cash flow hedges:			
Commodity contracts	$ (7,066)	Cost of goods sold	$ 7,666
Other	83	Other	—
Total	$ (6,983)	Total	$ 7,666

The Company primarily enters into International Swaps and Derivatives Association master netting agreements with major financial institutions that permit the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement generally permits the Company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. The master netting agreements generally also provide for net settlement of all outstanding contracts with the counterparty in the case of an event of default or a termination event. The Company does not offset fair value amounts for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral. At December 30, 2023 and December 31, 2022, the Company had recorded restricted cash in other current assets of $3.2 million and $4.0 million, respectively, as collateral related to open derivative contracts under the master netting arrangements.

Note 8 – Leases

The Company leases certain facilities, vehicles, and equipment which expire on various dates through 2041. The following table includes supplemental information with regards to the Company's operating leases:

(In thousands, except lease term and discount rate)	2023	2022
Operating lease right-of-use assets	$ 35,170	$ 22,892
Current portion of operating lease liabilities	7,893	4,942
Noncurrent operating lease liabilities	26,683	16,880
Total operating lease liabilities	$ 34,576	$ 21,822
Weighted average discount rate	3.55 %	3.35 %
Weighted average remaining lease term (in years)	5.24	6.03

Some of the Company's leases include variable lease costs such as taxes, insurance, etc. These costs are immaterial for disclosure.

The following table presents certain information related to operating lease costs and cash paid during the period:

	For the Year Ended	
(In thousands)	December 30, 2023	December 31, 2022
Operating lease costs	$ 9,705	$ 8,220
Short term lease costs	3,843	4,086
Total lease costs	$ 13,548	$ 12,306
Cash paid for amounts included in the measurement of lease liabilities	$ 9,276	$ 7,787

Maturities of the Company's operating leases are as follows:

(In thousands)	Amount
2024	$ 8,909
2025	8,124
2026	7,110
2027	6,210
2028	3,222
2029 and thereafter	4,646
Total lease payments	38,221
Less imputed interest	(3,645)
Total lease obligations	34,576
Less current obligations	(7,893)
Noncurrent lease obligations	$ 26,683

Note 9 – Property, Plant, and Equipment, Net

(In thousands)	2023	2022
Land and land improvements	$ 33,127	$ 32,707
Buildings	232,169	234,480
Machinery and equipment	654,079	653,997
Construction in progress	82,552	54,748
	1,001,927	975,932
Less accumulated depreciation	(616,762)	(595,982)
Property, plant, and equipment, net	$ 385,165	$ 379,950

Depreciation expense for property, plant, and equipment was $34.9 million in 2023, $38.2 million in 2022, and $39.1 million in 2021.

Note 10 – Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by segment were as follows:

(In thousands)	Piping Systems	Industrial Metals	Climate	Total
Goodwill	$ 192,316	$ 8,854	$ 21,652	$ 222,822
Accumulated impairment charges	(40,552)	(8,853)	(2,087)	(51,492)
Balance at December 25, 2021:	151,764	1	19,565	171,330
Reductions [(1)]	(11,216)	—	—	(11,216)
Currency translation	(2,526)	—	—	(2,526)
Balance at December 31, 2022:	138,022	1	19,565	157,588
Reductions [(2)]	(7,007)	—	—	(7,007)
Currency translation	1,239	—	—	1,239
Balance at December 30, 2023:				
Goodwill	172,806	8,854	21,652	203,312
Accumulated impairment charges	(40,552)	(8,853)	(2,087)	(51,492)
Goodwill, net	$ 132,254	$ 1	$ 19,565	$ 151,820

[(1)] *Includes finalization of the purchase price allocation adjustment for Mueller Middle East of $11.2 million.*
[(2)] *Includes disposal of Heatlink Group business.*

Reporting units with recorded goodwill include Domestic Piping Systems Group, B&K LLC, Great Lakes, European Operations, Jungwoo-Mueller, Mueller Middle East, Westermeyer, and Flex Duct. Several factors give rise to goodwill in the Company's acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. With the exception of the Turbotec reporting unit, there were no impairment charges resulting from the 2023, 2022, or 2021 annual impairment tests as the estimated fair value of each of the reporting units exceeded its carrying value. During the third quarter of 2021, the Company recognized an impairment charge of $2.1 million related to Turbotec, reported within the Climate segment.

Other Intangible Assets

The carrying amount of intangible assets at December 30, 2023 was as follows:

(In thousands)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Customer relationships	$	50,009	$	(17,535)	$	32,474
Non-compete agreements		2,325		(2,325)		—
Patents and technology		16,681		(8,119)		8,562
Trade names and licenses		12,092		(6,920)		5,172
Other		1,715		(1,715)		—
Other intangible assets	$	82,822	$	(36,614)	$	46,208

The carrying amount of intangible assets at December 31, 2022 was as follows:

(In thousands)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Customer relationships	$	53,156	$	(15,658)	$	37,498
Non-compete agreements		2,333		(2,333)		—
Patents and technology		18,032		(7,570)		10,462
Trade names and licenses		13,374		(6,697)		6,677
Other		1,676		(1,528)		148
Other intangible assets	$	88,571	$	(33,786)	$	54,785

Amortization expense for intangible assets was $5.0 million in 2023, $5.6 million in 2022, and $6.3 million in 2021. Future amortization expense is estimated as follows:

(In thousands)	Amount	
2024	$	4,623
2025		4,505
2026		4,357
2027		4,356
2028		4,117
Thereafter		24,250
Expected amortization expense	$	46,208

Note 11 – Investments in Unconsolidated Affiliates

Tecumseh

The Company owns a 50 percent interest in an unconsolidated affiliate that acquired Tecumseh and an entity that provides financing to Tecumseh. Tecumseh is a global manufacturer of hermetically sealed compressors for residential and specialty air conditioning, household refrigerators and freezers, and commercial refrigeration applications, including air conditioning and refrigeration compressors, as well as condensing units, heat pumps, and complete refrigeration systems.

The Company's income (loss) from unconsolidated affiliates, net of foreign tax, for 2023, 2022, and 2021 included net losses of $22.7 million, net gains of $5.2 million, and net losses of $1.7 million, respectively, for Tecumseh.

Retail Distribution

The Company owns a 28 percent noncontrolling equity interest in a limited liability company in the retail distribution business.

The Company's income (loss) from unconsolidated affiliates, net of foreign tax, for 2023, 2022, and 2021 included net gains of $7.9 million, $4.9 million, and $0.8 million, respectively, for the retail distribution business.

Note 12 – Debt

Credit Agreement

The Company's Credit Agreement provides for an unsecured $400.0 million revolving credit facility that matures on March 31, 2026. There were no borrowings outstanding under the Credit Agreement as of December 30, 2023 or December 31, 2022. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at the Eurocurrency Rate which is determined by the underlying currency of the Credit Extension or the Base Rate as defined by the Credit Agreement, plus a variable premium. Advances may be based upon the one, three, or six-month interest period. The variable premium is based upon the Company's debt to total capitalization ratio, and can range from 112.5 to 162.5 basis points for Eurocurrency Rate loans and 12.5 to 62.5 basis points for Base Rate loans. At December 30, 2023, the premium was 112.5 basis points for Eurocurrency Rate loans and 12.5 basis points for Base Rate loans. Additionally, a commitment fee is payable quarterly on the total commitment less any outstanding loans or issued letters of credit, and varies from 15.0 to 30.0 basis points based upon the Company's debt to total capitalization ratio. Availability of funds under the Revolving Credit Facility is reduced by the amount of certain outstanding letters of credit, which are used to secure the Company's payment of insurance deductibles, certain retiree health benefits, and other corporate obligations, totaling approximately $28.7 million at December 30, 2023. Terms of the letters of credit are generally renewable annually.

Subordinated Debentures

During the first quarter of 2021, the Company announced the redemption of its Subordinated Debentures due 2027. The full redemption of outstanding debentures occurred on April 15, 2021 for a total of $291.4 million in principal plus accrued interest and a redemption premium of $5.7 million that was expensed during the second quarter.

Jungwoo-Mueller

Jungwoo-Mueller has several secured revolving credit arrangements with a total borrowing capacity of KRW 20.0 billion (or approximately $15.3 million). Borrowings are secured by the real property and equipment of Jungwoo-Mueller.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and the satisfaction of certain minimum financial ratios. At December 30, 2023, the Company was in compliance with all debt covenants.

There was no interest paid in 2023 or 2022. Interest paid in 2021 was $13.9 million.

Note 13 – New Markets Tax Credit Transactions

On October 18, 2016, the Company entered into a financing transaction with Wells Fargo Community Investment Holdings, LLC (Wells Fargo) related to an equipment modernization project at the Company's copper tube and line sets production facilities in Fulton, MS. Wells Fargo made a capital contribution and the Company made a loan to MCTC Investment Fund, LLC (Investment Fund) under a qualified New Markets Tax Credit (NMTC) program. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (CRTR Act) and is intended to induce capital investment in qualified lower income communities. The CRTR Act permits taxpayers to claim credits against their Federal income taxes for up to 39 percent of qualified investments in the equity of community development entities (CDEs). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

In connection with the financing, Wells Fargo contributed to the Investment Fund, and as such, Wells Fargo is entitled to substantially all of the benefits derived from the NMTCs. The Investment Fund then contributed the proceeds to certain CDEs, which, in turn, loaned the funds on similar terms as the Leverage Loan to Mueller Copper Tube Company, Inc. (MCTC), an indirect, wholly-owned subsidiary of the Company. The proceeds of the loans from the CDEs, including loans representing the capital contribution made by Wells Fargo, net of syndication fees, are restricted for use on the modernization project.

The NMTC is subject to 100 percent recapture for a period of seven years as provided in the Internal Revenue Code. The Company was required to comply with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, require the Company to indemnify Wells Fargo for any loss or recapture of NMTCs related to the financing until such time as the Company's obligation to deliver tax benefits is relieved. This transaction also included a put/call provision whereby the Company may be obligated or entitled to repurchase Wells Fargo's interest in the Investment Fund. The Company previously determined the financing arrangement with the Investment Fund and CDEs is a variable interest entity (VIE), and that it is the primary beneficiary of the VIE and has included the VIE in the Company's Consolidated Financial Statements. In December 2023, Wells Fargo exercised the put option, and as such the Company recognized a gain on the extinguishment of the liability representing Wells Fargo's interest in the Investment Fund of $7.5 million.

Note 14 – Benefit Plans

Pension and Other Postretirement Plans

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain employees. The information disclosed below does not include the pension plan in South Korea, as it it immaterial to the Company's Consolidated Financial Statements. The following tables provide a reconciliation of the changes in the most significant plans' benefit obligations and the fair value of the plans' assets for 2023 and 2022, and a statement of the plans' aggregate funded status:

(In thousands)	Pension Benefits		Other Benefits	
	2023	2022	2023	2022
Change in benefit obligation:				
Obligation at beginning of year	$ 50,761	$ 84,283	$ 9,240	$ 11,825
Service cost	—	—	183	291
Interest cost	2,454	1,450	439	346
Actuarial loss (gain)	1,508	(24,154)	(105)	(2,604)
Plan amendments/transference	—	—	101	—
Benefit payments	(3,582)	(2,512)	(686)	(547)
Foreign currency translation adjustment	3,294	(8,306)	385	(71)
Obligation at end of year	54,435	50,761	9,557	9,240
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	62,298	79,478	—	—
Actual return on plan assets	410	(6,371)	—	—
Employer contributions	—	—	686	547
Benefit payments	(3,582)	(2,512)	(686)	(547)
Foreign currency translation adjustment	3,745	(8,297)	—	—
Fair value of plan assets at end of year	62,871	62,298	—	—
Funded (underfunded) status at end of year	$ 8,436	$ 11,537	$ (9,557)	$ (9,240)

The following represents amounts recognized in AOCI (before the effect of income taxes):

(In thousands)	Pension Benefits		Other Benefits	
	2023	2022	2023	2022
Unrecognized net actuarial loss (gain)	$ 7,728	$ 2,870	$ (3,863)	$ (4,149)
Unrecognized prior service credit	—	—	(5)	(19)

As of December 30, 2023, $0.2 million of the actuarial net gain and the remainder of the prior service credit will, through amortization, be recognized as components of net periodic benefit cost in 2024.

The aggregate status of all overfunded plans is recognized as an asset and the aggregate status of all underfunded plans is recognized as a liability in the Consolidated Balance Sheets. The amounts recognized as a liability are classified as current or long-term on a plan-by-plan basis. Liabilities are classified as current to the extent the actuarial present value of benefits payable within the next 12 months exceeds the fair value of plan assets, with all remaining amounts classified as long-term.

As of December 30, 2023 and December 31, 2022, the total funded status of the plans recognized in the Consolidated Balance Sheets was as follows:

(In thousands)	Pension Benefits		Other Benefits	
	2023	2022	2023	2022
Long-term asset	$ 8,436	$ 11,537	$ —	$ —
Current liability	$ —	$ —	$ (1,041)	$ (1,068)
Long-term liability	—	—	(8,516)	(8,172)
Total funded (underfunded) status	$ 8,436	$ 11,537	$ (9,557)	$ (9,240)

The components of net periodic benefit cost (income) are as follows:

(In thousands)	2023	2022	2021
Pension benefits:			
Interest cost	$ 2,454	$ 1,450	$ 1,272
Expected return on plan assets	(3,260)	(3,568)	(3,671)
Amortization of net loss	—	897	1,536
Settlement charge	—	—	—
Net periodic benefit income	$ (806)	$ (1,221)	$ (863)
Other benefits:			
Service cost	$ 183	$ 291	$ 258
Interest cost	439	346	281
Amortization of prior service credit	(2)	(198)	(470)
Amortization of net gain	(449)	(220)	(103)
Curtailment gain	—	(1,756)	—
Net periodic benefit cost (income)	$ 171	$ (1,537)	$ (34)

During 2022, the Company recognized a curtailment gain of $1.8 million related to one of its postretirement benefit plans.

The components of net periodic benefit cost (income) other than the service cost component are included in other income, net in the Consolidated Statements of Income.

The weighted average assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2023	2022	2023	2022
Discount rate	4.40 %	4.80 %	5.96 %	6.08 %
Expected long-term return on plan assets	4.30 %	5.51 %	N/A	N/A
Rate of compensation increases	N/A	N/A	5.00 %	5.00 %
Rate of inflation	3.20 %	3.30 %	N/A	N/A

The weighted average assumptions used in the measurement of the Company's net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2023	2022	2021	2023	2022	2021
Discount rate	4.80 %	1.90 %	1.40 %	6.08 %	3.73 %	2.92 %
Expected long-term return on plan assets	5.51 %	4.96 %	4.69 %	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A	5.00 %	5.00 %	5.00 %
Rate of inflation	3.30 %	3.70 %	3.20 %	N/A	N/A	N/A

The Company's Mexican postretirement plans use the rate of compensation increase in the benefit formulas. Past service in the U.K. pension plan will be adjusted for the effects of inflation. All other pension and postretirement plans use benefit formulas based on length of service.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 4.9 to 8.2 percent for 2024, gradually decrease to 4.1 percent through 2040, and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported.

Pension Assets

The weighted average asset allocation of the Company's pension fund assets are as follows:

	Pension Plan Assets	
Asset category	2023	2022
Pooled liability investments	99 %	— %
Equity securities (includes equity mutual funds)	—	67
Multi-asset securities	—	22
Cash and equivalents (includes money market funds)	1	1
Alternative investments	—	10
Total	100 %	100 %

The pension plan obligations are long-term and, accordingly, the plan assets are invested for the long-term. Plan assets are monitored periodically. Based upon results, investment managers and/or asset classes are redeployed when considered necessary. None of the plans' assets are expected to be returned to the Company during the next fiscal year. The assets of the plans do not include investments in securities issued by the Company.

The estimated rates of return on plan assets are the expected future long-term rates of earnings on plan assets and are forward-looking assumptions that materially affect pension cost. Establishing the expected future rates of return on pension assets is a judgmental matter. The Company reviews the expected long-term rates of return on an annual basis and revises as appropriate. The expected long-term rate of return on plan assets was 4.30 percent for 2023 and 5.51 percent in 2022.

The Company's investments for its pension plans are reported at fair value. The following methods and assumptions were used to estimate the fair value of the Company's plan asset investments:

Cash and money market funds – Valued at cost, which approximates fair value.

Pooled liability investments – These funds are primarily invested in U.K. government bonds and highly rated corporate bonds. The level 2 fair value is determined utilizing observable inputs of the underlying assets.

Mutual funds – Valued at the net asset value of shares held by the plans, based upon quoted market prices.

Limited partnerships – Limited partnerships comprise a diversified portfolio of real estate investments which are classified as Level 3 due to a lack of observable inputs existing at the measurement date. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. Limited partnership investments are recorded at estimated fair value based on financial information received from the investment manager. The investment manager determines fair value based upon, among other things, property valuations received from valuation specialists at regular intervals.

The following table sets forth by level, within the fair value hierarchy, the assets of the plans at fair value:

(In thousands)	Fair Value Measurements at December 30, 2023			
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 502	$ —	$ —	$ 502
Pooled liability investments	—	62,369	—	62,369
Total	$ 502	$ 62,369	$ —	$ 62,871

(In thousands)	Fair Value Measurements at December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 829	$ —	$ —	$ 829
Mutual funds [1]	—	55,441	—	55,441
Limited partnerships	—	—	6,028	6,028
Total	$ 829	$ 55,441	$ 6,028	$ 62,298

[1] *Approximately 78 percent of mutual funds are actively managed funds and approximately 22 percent of mutual funds are index funds. Additionally, 24 percent of the mutual funds' assets are invested in non-U.S. multi-asset securities and 76 percent in non-U.S. equities.*

The table below reflects the changes in the assets of the plan measured at fair value on a recurring basis using significant unobservable inputs (level 3 of fair value hierarchy) during the year ended December 30, 2023:

(In thousands)	Limited Partnerships
Balance, December 31, 2022	$ 6,028
Liquidation	(6,028)
Balance, December 30, 2023	$ —

Contributions and Benefit Payments

The Company does not expect to contribute to the U.K. pension plan, other than to reimburse expenses, and expects to contribute $1.0 million to its other postretirement benefit plans in 2024. The Company expects future benefits to be paid from the plans as follows:

(In thousands)	Pension Benefits	Other Benefits
2024	$ 3,418	$ 1,042
2025	3,540	1,045
2026	3,667	1,080
2027	3,798	877
2028	3,934	922
2028-2032	21,886	4,146
Total	$ 40,243	$ 9,112

401(k) Plans

The Company sponsors voluntary employee savings plans that qualify under Section 401(k) of the Internal Revenue Code of 1986. Compensation expense for the Company's matching contribution to the 401(k) plans was $4.9 million in 2023, $4.9 million in 2022, and $4.5 million in 2021. The Company match is a cash contribution. Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds) and money market funds. The plans do not allow direct investment in securities issued by the Company.

U. K. Pension Plan

During 2023, a United Kingdom High Court issued a ruling involving another U.K. company's defined benefit pension scheme regarding the impact of not obtaining certain documentation under section 37 of the Pension Scheme Act of 2003 could have on plan amendments in relation to the contracting out of state benefit pension. The ruling is subject to appeal and the Company will continue to evaluate this matter. The Company continues to account for it U.K. pension scheme in accordance with all relevant plan agreements and amendments, as they represent the terms that are mutually understood by the employer and plan participants.

Note 15 – Commitments and Contingencies

Environmental

The Company is subject to federal, state, local, and foreign environmental laws and regulations. For all properties, the Company has provided and charged to expense $0.7 million in 2023, $1.4 million in 2022, and $5.0 million in 2021 for pending environmental matters. Environmental reserves totaled $18.9 million at December 30, 2023 and $20.5 million at December 31, 2022. As of December 30, 2023, the Company expects to spend $3.8 million in 2024, $0.8 million in 2025, $0.6 million in 2026, $0.7 million in 2027, $0.7 million in 2028, and $12.3 million thereafter for ongoing projects.

<u>Non-operating Properties</u>

Southeast Kansas Sites

The Kansas Department of Health and Environment (KDHE) has contacted the Company regarding environmental contamination at three former smelter sites in Kansas (Altoona, East La Harpe, and Lanyon). The Company is not a successor to the companies that operated these smelter sites, but has explored possible settlement with KDHE and other potentially responsible parties (PRP) in order to avoid litigation.

In February 2022, the Company reached a settlement with another PRP relating to these three sites. Under the terms of that agreement, the Company paid $5.6 million, which was previously reserved, in exchange for the other PRP's agreement to conduct or fund any required remediation with the geographic boundaries of the three sites (namely, the parcel(s) on which the former smelters were located), plus coverage of certain off-site areas (namely, contamination that migrated by surface water runoff or air emissions from the Altoona or East La Harpe site, and smelter materials located within 50 feet of the geographic boundary of each site). The settlement does not cover certain matters, including potential liability related to the remediation of the town of Iola which is not estimable at this time. The other PRP has also provided an indemnity that would cover third-party cleanup claims for those sites, subject to a time limit and a cap.

Altoona. Another PRP conducted a site investigation of the Altoona site under a consent decree with KDHE and submitted a removal site evaluation report recommending a remedy. The remedial design plan, which covers both on-site and certain off-site cleanup costs, was approved by the KDHE in 2016. Construction of the remedy was completed in 2018. Under the terms of the settlement with the other PRP, the Company expects the operations and maintenance costs for this remedy to be paid for entirely by the other PRP.

East La Harpe. At the East La Harpe site, the Company and two other PRPs conducted a site study evaluation under KDHE supervision and prepared a site cleanup plan approved by KDHE. In December 2018, KDHE provided a draft agreement which contemplates the use of funds KDHE obtained from two other parties (Peabody Energy and Blue Tee) to fund part of the remediation, and removes Blue Tee from the PRPs' agreement with KDHE. Pursuant to the terms of the settlement with the other PRP noted above, the Company expects the remediation to be conducted and paid for entirely by the other PRP, and for that other PRP to negotiate and enter into an agreement with KDHE.

Lanyon. With respect to the Lanyon Site, in 2016, the Company received a general notice letter from the United States Environmental Protection Agency (EPA) asserting that the Company is a PRP, which the Company has denied. EPA issued an interim record of decision in 2017 and has been remediating properties at the site. According to EPA, 1,371 properties were to be remediated. In August 2023, EPA issued a five-year review indicating that the cleanup of approximately 300 remaining residential properties would be completed in 2026. A record of decision concerning the cleanup is scheduled for May 2025.

Shasta Area Mine Sites

Mining Remedial Recovery Company (MRRC), a wholly owned subsidiary, owns certain inactive mines in Shasta County, California. MRRC has continued a program, begun in the late 1980s, of implementing various remedial measures, including sealing mine portals with concrete plugs in portals that were discharging water. The sealing program achieved significant reductions in the metal load in discharges from these adits; however, additional reductions are required pursuant to an order issued by the California Regional Water Quality Control Board (QCB). In response to a 1996 QCB Order, MRRC completed a feasibility study in 1997 describing measures designed to mitigate the effects of acid rock drainage. In December 1998, the QCB modified the 1996 order extending MRRC's time to comply with water quality standards. In September 2002, the QCB adopted a new order requiring MRRC to adopt Best Management Practices (BMP) to control discharges of acid mine drainage, and again extended the time to comply with water quality standards until September 2007. During that time, implementation of BMP further reduced impacts of acid rock drainage; however, full compliance has not been achieved. The QCB is presently renewing MRRC's discharge permit and will concurrently issue a new order. It is expected that the new 10-year permit will include an order requiring continued implementation of BMP through 2034 to address residual discharges of acid rock drainage. At this site, MRRC spent approximately $1.2 million from 2021 through 2023 for remediation, and currently estimates that it will spend between approximately $14.1 million and $16.1 million over the next 30 years and has accrued a reserve at the low end of this range.

Lead Refinery Site

U.S.S. Lead Refinery, Inc. (Lead Refinery), a non-operating wholly owned subsidiary of MRRC, has conducted corrective action and interim remedial activities (collectively, Site Activities) at Lead Refinery's East Chicago, Indiana site pursuant to the Resource Conservation and Recovery Act since December 1996. Although the Site Activities have been substantially concluded, Lead Refinery is required to perform monitoring and maintenance-related activities pursuant to a post-closure permit issued by the Indiana Department of Environmental Management effective as of March 2, 2013. Lead Refinery spent approximately $0.6 million from 2021 through 2023 with respect to this site. Approximate costs to comply with the post-closure permit, including associated general and administrative costs, are estimated at between $1.6 million and $2.2 million over the next 13 years. The Company has recorded a reserve at the low end of this range.

On April 9, 2009, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Environmental Protection Agency (EPA) added the Lead Refinery site and surrounding properties to the National Priorities List (NPL). On July 17, 2009, Lead Refinery received a written notice from the EPA indicating that it may be a PRP under CERCLA due to the release or threat of release of hazardous substances including lead into properties surrounding the Lead Refinery NPL site. The EPA identified two other PRPs in connection with that matter. In November 2012, the EPA adopted a remedy for the surrounding properties and in September 2014, the EPA announced that it had entered into a settlement with the two other PRPs whereby they will pay approximately $26.0 million to fund the cleanup of approximately 300 properties surrounding the Lead Refinery NPL site (zones 1 and 3 of operable unit 1) and perform certain remedial action tasks.

On November 8, 2016, the Company, its subsidiary Arava Natural Resources Company, Inc. (Arava), and Arava's subsidiary MRRC each received general notice letters from the EPA asserting that they may be PRPs in connection with the Lead Refinery NPL site. The Company, Arava, and MRRC have denied liability for any remedial action and response costs associated with the Lead Refinery NPL site. In June 2017, the EPA requested that Lead Refinery conduct, and the Company fund, a remedial investigation and feasibility study of operable unit 2 of the Lead Refinery NPL site pursuant to a proposed administrative settlement agreement and order on consent. The Company and Lead Refinery entered into that agreement in September 2017. The Company has made a capital contribution to Lead Refinery to conduct the remedial investigation and feasibility study with respect to operable unit 2 and has provided financial assurance in the amount of $1.0 million. The remedial investigation and feasibility study remain ongoing. The EPA has also asserted its position that the Company is a responsible party for the Lead Refinery NPL site, and accordingly is responsible for a share of remedial action and response costs at the site and in the adjacent residential area.

In January 2018, the EPA issued two unilateral administrative orders (UAOs) directing the Company, Lead Refinery, and four other PRPs to conduct soil and interior remediation of certain residences at the Lead Refinery NPL site (zones 2 and 3 of operable unit 1). Subsequent thereto, the Company and Lead Refinery reached agreement with the four other PRPs to implement these two UAOs, with the Company agreeing to pay, on an interim basis, (i) an estimated $4.5 million (subject to potential change through a future reallocation process) of the approximately $25.0 million the PRPs then estimated it would cost to implement the UAOs, which estimate is subject to change, and (ii) $2.0 million relating to past costs incurred by other PRPs for work conducted at the site, as well as the possibility of up to $0.7 million in further payments for ongoing work by those PRPs. As of year-end, the Company has made payments of approximately $7.6 million related to the aforementioned agreement with the other PRPs. The Company disputes that it was properly named in the UAOs. In March 2022, Lead Refinery entered into an administrative settlement agreement and order on consent with the EPA, along with the four other PRPs, which involves payment of certain past and future costs relating to operable unit 1, in exchange for certain releases and contribution protection for the Company, Lead Refinery, and their respective affiliates relating to that operable unit. The settlement became effective in September 2022. The Company reserved $3.3 million for this settlement at the end of 2021. In March 2018, a group of private plaintiffs sued the Company, Arava, MRRC, and Lead Refinery, along with other defendants, in civil tort action relating to the site. The Company, Arava, and MRRC have been voluntarily dismissed from that litigation without prejudice. Lead Refinery subsequently answered plaintiffs' amended complaint, but has filed a motion for partial judgment on the pleadings which remains pending. At this juncture, the Company is unable to determine the likelihood of a material adverse outcome or the amount or range of a potential loss in excess of the current reserve with respect to any remedial action or litigation relating to the Lead Refinery NPL site, either at Lead Refinery's former operating site (operable unit 2) or the adjacent residential area (operable unit 1), including, but not limited to, EPA oversight costs for which the EPA may attempt to seek reimbursement from the Company, and past costs for which other PRPs may attempt to seek contribution from the Company.

Bonita Peak Mining District

Following an August 2015 spill from the Gold King Mine into the Animas River near Silverton, Colorado, the EPA listed the Bonita Peak Mining District on the NPL. Said listing was finalized in September 2016. The Bonita Peak Mining District encompasses 48 mining sites within the Animas River watershed, including the Sunnyside Mine, the American Tunnel, and the Sunbank Group. On or about July 25, 2017, Washington Mining Company (Washington Mining) (a wholly-owned subsidiary of the Company's wholly-owned subsidiary, Arava), received a general notice letter from the EPA stating that Washington Mining may be a PRP under CERCLA in connection with the Bonita Peak Mining District site and therefore responsible for the remediation of certain portions of the site, along with related costs incurred by the EPA. Shortly thereafter, the Company received a substantively identical letter asserting that it may be a PRP at the site and similarly responsible for the cleanup of certain portions of the site. The general notice letters identify one other PRP at the site, and do not require specific action by Washington Mining or the Company at this time. At this juncture, the Company is unable to determine the likelihood of a materially adverse outcome or the amount or range of a potential loss with respect to any remedial action related to the Bonita Peak Mining District NPL site.

Operating Properties

Mueller Copper Tube Products, Inc.

In 1999, Mueller Copper Tube Products, Inc. (MCTP), a wholly owned subsidiary, commenced a cleanup and remediation of soil and groundwater at its Wynne, Arkansas plant to remove trichloroethylene, a cleaning solvent formerly used by MCTP. On August 30, 2000, MCTP received approval of its Final Comprehensive Investigation Report and Storm Water Drainage Investigation Report addressing the treatment of soils and groundwater from the Arkansas Department of Environmental Quality (ADEQ). The Company established a reserve for this project in connection with the acquisition of MCTP in 1998. Effective November 17, 2008, MCTP entered into a Settlement Agreement and Administrative Order by Consent to submit a Supplemental Investigation Work Plan (SIWP) and subsequent Final Remediation Work Plan (RWP) for the site. By letter dated January 20, 2010, ADEQ approved the SIWP as submitted, with changes acceptable to the Company. On December 16, 2011, MCTP entered into an amended Administrative Order by Consent to prepare and implement a revised RWP regarding final remediation for the Site. The remediation system was activated in February 2014. Costs to implement the work plans, including associated general and administrative costs, are estimated to approximate $0.4 million over the next two years.

United States Department of Commerce Antidumping Review

On December 24, 2008, the Department of Commerce (DOC) initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico for the November 1, 2007 through October 31, 2008 period of review. The DOC selected Mueller Comercial as a respondent in the review. On April 19, 2010, the DOC published the final results of the review and assigned Mueller Comercial an antidumping duty rate of 48.33 percent. On May 25, 2010, the Company appealed the final results to the U.S. Court of International Trade (CIT). On December 16, 2011, the CIT issued a decision remanding the Department's final results. While the matter was still pending, the Company and the United States reached an agreement to settle the appeal. Subject to the conditions of the agreement, the Company anticipated that certain of its subsidiaries would incur antidumping duties on subject imports made during the period of review and, as such, established a reserve for this matter. After the lapse of the statutory period of time during which U.S. Customs and Border Protection (CBP) was required, but failed, to liquidate the entries at the settled rate, the Company released the reserve. Between October 30, 2015 and November 27, 2015, CBP sent a series of invoices to Southland Pipe Nipples Co., Inc. (Southland), requesting payment of approximately $3.0 million in duties and interest in connection with 795 import entries made during the November 1, 2007 through October 31, 2008 period. On January 26, 2016 and January 27, 2016, Southland filed protests with CBP in connection with these invoices, noting that CBP's asserted claims were not made in accordance with applicable law, including statutory provisions governing deemed liquidation. The Company believes in the merits of the legal objections raised in Southland's protests, and CBP's response to Southland's protests is currently pending. Given the procedural posture and issues raised by this legal dispute, the Company cannot estimate the amount of potential duty liability, if any, that may result from CBP's asserted claims.

Guarantees

Guarantees, in the form of letters of credit, are issued by the Company generally to assure the payment of insurance deductibles, certain retiree health benefits, and debt at certain unconsolidated affiliates. The terms of the guarantees are generally one year but are renewable annually as required. These letters are primarily backed by the Company's revolving credit facility. The maximum payments that the Company could be required to make under its guarantees at December 30, 2023 were $28.7 million.

Insurance Claims

In August 2022, a portion of the Company's Bluffs, Illinois manufacturing operation was damaged by fire. Certain inventories, production equipment, and building structures were extensively damaged. During the second quarter of 2023, the Company settled the claim with its insurer for total proceeds of $29.5 million, net of the deductible of $250 thousand. As a result of the settlement with the insurer, all proceeds received and all costs previously deferred (which were recorded as other current liabilities in prior periods) were recognized, resulting in a pre-tax gain of $19.5 million in the second quarter of 2023, or 13 cents per diluted share after tax. The Company received proceeds of $24.5 million and $5.0 million in 2023 and 2022, respectively.

In March 2023, a portion of the Company's Covington, Tennessee manufacturing operation was damaged by a tornado. The extent of the damage to inventories, production equipment, and building structures is currently being assessed. The total value of the loss, including business interruption, cannot be determined at this time, but is expected to be covered by property and business interruption insurance subject to customary deductibles. Any gain resulting from insurance proceeds for property damage in excess of the net book value of the related property will be recognized in income upon settlement of the claim. In addition, the Company has deferred recognition of direct, identifiable costs associated with this matter. These costs will also be recognized upon settlement of the insurance claim. As of December 30, 2023, the Company has received advances totaling $10.0 million from the insurance company for this claim.

Other

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. It may also realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

Note 16 – Income Taxes

The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)		2023		2022		2021
Domestic	$	722,153	$	737,538	$	518,080
Foreign		123,079		138,493		123,059
Income before income taxes	$	845,232	$	876,031	$	641,139

Income tax expense consists of the following:

(In thousands)		2023		2022		2021
Current tax expense:						
Federal	$	144,111	$	149,269	$	107,804
Foreign		39,167		36,719		34,455
State and local		32,694		41,214		16,186
Current tax expense		215,972		227,202		158,445
Deferred tax expense (benefit):						
Federal		4,806		(3,312)		(3,504)
Foreign		270		(192)		2,572
State and local		(286)		(376)		8,345
Deferred tax expense (benefit)		4,790		(3,880)		7,413
Income tax expense	$	220,762	$	223,322	$	165,858

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes is reconciled as follows:

(In thousands)		2023		2022		2021
Expected income tax expense	$	177,499	$	183,967	$	134,639
State and local income tax, net of federal benefit		25,542		32,184		21,132
Effect of foreign statutory rates different from U.S. and other foreign adjustments		14,519		7,443		11,185
Investment in unconsolidated affiliates		1,226		206		(679)
Other, net		1,976		(478)		(419)
Income tax expense	$	220,762	$	223,322	$	165,858

The Company continues to assert that a portion of the undistributed earnings of its foreign subsidiaries are permanently reinvested. No taxes have been accrued with respect to these undistributed earnings or any outside basis differences. The Company has accrued appropriate taxes for any undistributed earnings that are not considered permanently reinvested. The Company has elected to provide for the tax expense related to global intangible low-taxed income (GILTI) in the year the tax is incurred.

The Company includes interest and penalties related to income tax matters as a component of income tax expense, none of which was material in 2023, 2022, and 2021.

During 2021, the Internal Revenue Service completed its audit of the Company's 2015 and 2017 tax returns, the results of which were immaterial to the Consolidated Financial Statements. The statute of limitations is open for the Company's federal tax return for 2020 and all subsequent years, and some state and foreign returns are also open for some earlier tax years due to differing statute periods. While the Company believes that it is adequately reserved for possible audit adjustments, the final resolution of these examinations cannot be determined with certainty and could result in final settlements that differ from current estimates.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)		2023		2022
Deferred tax assets:				
Inventories	$	19,162	$	16,829
Other postretirement benefits and accrued items		10,174		7,260
Other reserves		6,956		8,046
Foreign tax attributes		4,862		5,750
State tax attributes, net of federal benefit		6,728		8,063
Stock-based compensation		4,502		5,249
Lease liability		7,354		4,540
Basis difference in unconsolidated affiliates		11,509		6,881
Total deferred tax assets		71,247		62,618
Less valuation allowance		(23,078)		(21,505)
Deferred tax assets, net of valuation allowance		48,169		41,113
Deferred tax liabilities:				
Property, plant, and equipment		42,980		44,001
Lease asset		7,776		4,970
Other liabilities		10,884		2,918
Total deferred tax liabilities		61,640		51,889
Net deferred tax liabilities	$	(13,471)	$	(10,776)

As of December 30, 2023, after consideration of the federal impact, the Company had state income tax credit carryforwards of $1.3 million, all of which expire by 2024, and state net operating loss (NOL) carryforwards with potential tax benefits of $5.6 million, after consideration of the federal impact, expiring between 2027 and 2036. The state tax credit and NOL carryforwards were fully offset by valuation allowances.

As of December 30, 2023, the Company had other foreign tax attributes with potential tax benefits of $3.8 million, which have an unlimited life, and attributes with potential benefits of $1.0 million that expire between 2035 and 2039; all of these foreign attributes were fully offset by a valuation allowance. The Company has also recorded a valuation allowance against deferred tax assets related to the book-tax differences in investments in unconsolidated affiliates.

Income taxes paid were approximately $219.6 million in 2023, $238.3 million in 2022, and $132.9 million in 2021.

Note 17 – Equity

The Company's Board of Directors has extended, until July 2024, its authorization to repurchase up to 40 million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for its stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 30, 2023, the Company has repurchased approximately 15.0 million shares under this authorization.

Note 18 – Stock-Based Compensation

The Company has in effect stock incentive plans under which stock-based awards have been granted to certain employees and members of its Board of Directors. Under these existing plans, the Company may grant stock options, restricted stock awards, and performance stock awards. Approximately 1.1 million shares were available for future stock incentive awards at December 30, 2023, comprised of 564 thousand and 561 thousand shares available under the 2019 Incentive Plan and 2014 Stock Incentive Plan, respectively.

During the years ended December 30, 2023, December 31, 2022, and December 25, 2021, the Company recognized stock-based compensation, as a component of selling, general, and administrative expense, in its Consolidated Statements of Income of $23.1 million, $17.8 million, and $9.8 million, respectively.

The total compensation expense not yet recognized related to stock incentive awards at December 30, 2023 was $52.9 million, with an average expense recognition period of 2.8 years.

The Company generally issues treasury shares when stock options are exercised, or when restricted stock awards or performance stock awards are granted. A summary of the activity and related information follows:

(Shares in thousands)	Stock Options		Restricted Stock Awards		Performance Stock Awards	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Beginning of period	884	$ 14.60	982	$ 18.29	1,722	$ 22.04
Granted	—	N/A	93	36.88	535 [2]	37.64
Added by Performance Factor	—	N/A	—	N/A	100	14.81
Exercised/Released	(258)	14.16	(410)	18.89	(455)	15.40
Forfeited	—	N/A	(1)	33.80	—	N/A
End of period	626	$ 14.78	664	$ 20.51	1,902 [1]	$ 27.63

[1] *Of the performance stock awards outstanding, there are 856 thousand awards granted in 2021 and 2022 that have the potential to vest at maximum, up to 200% of target. These awards are represented at 100% target and would increase the performance awards outstanding by 856 thousand if they vest at maximum.*

[2] *Performance awards granted in 2023 are represented at 200% target.*

Restricted Stock Awards

The fair value of each restricted stock award equals the fair value of the Company's stock on the grant date and is amortized into compensation expense on a straight-line or accrual basis over its vesting period based on its vesting schedule. The weighted average grant-date fair value of awards granted during 2023, 2022, and 2021 was $36.88, $31.90, and $22.04, respectively.

The aggregate intrinsic value of outstanding and unvested awards was $31.3 million at December 30, 2023. The total fair value of awards that vested was $7.7 million, $4.9 million, and $7.0 million in 2023, 2022, and 2021, respectively.

Performance Stock Awards

Performance stock awards require achievement of certain performance criteria which are predefined by the Compensation Committee of the Board of Directors at the time of grant. The fair value of each performance stock award equals the fair value of the Company's stock on the grant date. Performance stock awards are vested and released at the end of the performance period if the predefined performance criteria are achieved.

For all performance stock awards, in the event the certified results equal the predefined performance criteria, the Company will grant the number of shares equal to the target award. In the event the certified results exceed the predefined performance criteria, additional shares up to the maximum award will be granted. In the event the certified results fall below the predefined performance criteria but above the minimum threshold, a reduced number of shares will be granted. If the certified results fall below the minimum threshold, no shares will be granted.

In the period it becomes probable that the minimum threshold specified in the award will be achieved, the Company recognizes expense for the proportionate share of the total fair value of the performance stock awards related to the vesting period that has already lapsed for the shares expected to vest and be released. The remaining fair value of the shares expected to vest and be released is expensed on a straight-line basis over the balance of the vesting period. In the event the Company determines it is no longer probable that it will achieve the minimum threshold specified in the award, all of the previously recognized compensation expense is reversed in the period such a determination is made.

The weighted average grant-date fair value of awards granted during 2023, 2022, and 2021 was $37.63, $32.74, and $21.73, respectively.

The aggregate intrinsic value of outstanding and unvested awards was $89.7 million at December 30, 2023. The total fair value of awards that vested was $7.0 million and $1.7 million in 2023 and 2022, respectively.

Stock Options

Stock options are generally granted to purchase shares of common stock at an exercise price equal to the average of the high and low market price of the Company's stock on the grant date. Generally, the awards vest within five years from the grant date. Any unexercised options expire after not more than ten years. The fair value of each option is estimated as a single award and amortized into compensation expense on a straight-line or accrual basis over its vesting period based on its vesting schedule.

The Company estimates the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing model. The use of this valuation model in the determination of compensation expense involves certain assumptions that are judgmental and/or highly sensitive including the expected life of the option, stock price volatility, risk-free interest rate, and dividend yield. Additionally, forfeitures are not estimated at the time of valuation; they are recognized as they occur. The weighted average of key assumptions used in determining the fair value of options granted and a discussion of the methodology used to develop each assumption are as follows:

	2023	2022	2021
Fair value of stock options on grant date	N/A	N/A $	15.6
Expected term	N/A	N/A	7.9 years
Expected price volatility	N/A	N/A	33.6 %
Risk-free interest rate	N/A	N/A	1.3 %
Dividend yield	N/A	N/A	1.1 %

Expected term – This is the period of time estimated based on historical experience over which the options granted are expected to remain outstanding. An increase in the expected term will increase compensation expense.

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption. Daily market value changes from the grant date over a past period representative of the expected term of the options are used. An increase in the expected price volatility rate will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant, having a term representative of the expected term of the options. An increase in the risk-free rate will increase compensation expense.

Dividend yield – This rate is the annual dividends per share as a percentage of the Company's stock price. An increase in the dividend yield will decrease compensation expense.

The total intrinsic value of options exercised was $6.5 million, $5.9 million, and $3.8 million in 2023, 2022, and 2021, respectively. The total fair value of options that vested was $1.0 million, $1.1 million, and $0.4 million in 2023, 2022, and 2021.

At December 30, 2023, the aggregate intrinsic value of all outstanding and currently exercisable options was $20.3 million with a weighted average remaining contractual term of 3.5 years and a weighted average exercise price of $14.78.

Note 19 – Accumulated Other Comprehensive Income (Loss)

AOCI includes certain foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges, adjustments to pension and other post-employment benefit liabilities, and other comprehensive income attributable to unconsolidated affiliates.

The following table provides changes in AOCI by component, net of taxes and noncontrolling interest (amounts in parentheses indicate debits to AOCI):

(In thousands)	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Derivatives	Pension/ OPEB Liability Adjustment	Attributable to Unconsol. Affiliates	Total
Balance at December 25, 2021	$ (42,303)	$ 803	$ (11,500)	$ (347)	$ (53,347)
Other comprehensive (loss) income before reclassifications	(26,935)	(6,983)	13,667	2,702	(17,549)
Amounts reclassified from AOCI	—	7,666	(945)	—	6,721
Balance at December 31, 2022	(69,238)	1,486	1,222	2,355	(64,175)
Other comprehensive income (loss) before reclassifications	21,162	1,146	(3,499)	917	19,726
Amounts reclassified from AOCI	—	(2,419)	(353)	—	(2,772)
Balance at December 30, 2023	$ (48,076)	$ 213	$ (2,630)	$ 3,272	$ (47,221)

Reclassification adjustments out of AOCI were as follows:

(In thousands)	Amount reclassified from AOCI			
	2023	2022	2021	Affected Line Item
Unrealized losses (gains) on derivatives:				
Commodity contracts	$ (3,109)	$ 9,891	$ (3,848)	Cost of goods sold
	690	(2,225)	1,306	Income tax expense (benefit)
	$ (2,419)	$ 7,666	$ (2,542)	Net of tax and noncontrolling interests
Amortization of net loss (gain) and prior service cost on employee benefit plans	$ (451)	$ (1,277)	$ 963	Other income, net
	98	332	(159)	Income tax expense (benefit)
	$ (353)	$ (945)	$ 804	Net of tax and noncontrolling interests

Note 20 – Quarterly Financial Information (Unaudited) [(1)]

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2023				
Net sales	$ 971,192	$ 896,984	$ 819,792	$ 732,377
Gross profit [(2)]	292,394	257,712	240,734	195,994
Consolidated net income	175,093	179,551	135,709	119,296
Net income attributable to Mueller Industries, Inc.	173,239	177,711	132,709	119,238
Basic earnings per share	1.56	1.60	1.19	1.07
Diluted earnings per share	1.54	1.56	1.17	1.05
Dividends per share	0.15	0.15	0.15	0.15
2022				
Net sales	$ 1,010,002	$ 1,150,042	$ 944,830	$ 877,581
Gross profit [(2)]	265,491	329,128	266,193	256,781
Consolidated net income	159,248	207,524	155,813	140,235
Net income attributable to Mueller Industries, Inc.	158,316	206,552	154,542	138,906
Basic earnings per share	1.41	1.85	1.39	1.25
Diluted earnings per share	1.39	1.83	1.37	1.23
Dividends per share	0.125	0.125	0.125	0.125

[(1)] The sum of quarterly amounts may not equal the annual amounts reported due to rounding. In addition, the earnings per share amounts are computed independently for each quarter, while the full year is based on the weighted average shares outstanding.

[(2)] Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

Note 21 – Related Party Transactions

The non-controlling interest in the Company's South Korean joint venture owns 100 percent of a copper tube mill which supplies Mueller affiliates. These affiliates purchased $15.5 million and $22.2 million of product from the supplier in 2023 and 2022, respectively. Payables related to these sales as of December 30, 2023 were $0.8 million.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mueller Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Defined Benefit Pension Obligation

Description of the Matter

At December 30, 2023 the aggregate defined pension obligation was $54.435 million and the fair value of pension plan assets was $62.871 million, resulting in an overfunded defined pension obligation of $8.436 million. As disclosed in Notes 1 and 14 to the consolidated financial statements, the Company recognizes the overfunded or underfunded status of the plans as an asset or liability in the consolidated balance sheets with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The obligations for these plans are actuarially determined and affected by assumptions, including discount rates, expected long-term return on plan assets, and certain employee-related factors such as mortality.

Auditing the defined benefit pension obligation is complex and required the involvement of our actuarial specialists due to the highly judgmental nature of actuarial assumptions (e.g., discount rate, mortality rate, and expected return on plan assets) used in the measurement process. These assumptions have a significant effect on the projected benefit obligation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the measurement and valuation of the defined benefit pension obligation. For example, we tested controls over management's review of the defined benefit pension obligation, including the significant actuarial assumptions used by management and the related data inputs.

To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions discussed above and testing the completeness and accuracy of the underlying data, including the participant data used by management.

We involved our actuarial specialist to assist with our procedures. For example, we compared the actuarial assumptions used by management to historical trends and evaluated the change in the defined benefit pension obligation from prior year due to the change in service cost, interest cost, actuarial gains and losses, benefit payments, and contributions. In addition, we evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments that is used to measure the defined benefit pension obligation. As part of this assessment, we compared management's selected discount rate to an independently developed range of reasonable discount rates. To evaluate the mortality rate assumption, we assessed whether the information is consistent with publicly available information, and whether any market data adjusted for entity-specific factors were applied. Lastly, to evaluate the expected return on plan assets, we assessed whether management's assumption was consistent with a range of returns for a portfolio of comparative investments.

Ernst & Young LLP

We have served as the Company's auditor since 1991.

Memphis, Tennessee
February 28, 2024

MUELLER INDUSTRIES, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

(In thousands)	Balance at beginning of year	Additions		Deductions	Balance at end of year
		Charged to costs and expenses	Other additions		
2023					
Allowance for doubtful accounts	$ 2,687	$ (84)	$ 227	$ —	$ 2,830
Environmental reserves	$ 20,534	$ 652	$ —	$ 2,246	$ 18,940
Valuation allowance for deferred tax assets	$ 21,504	$ 4,939	$ 267	$ 3,632	$ 23,078
2022					
Allowance for doubtful accounts	$ 2,590	$ 323	$ —	$ 226	$ 2,687
Environmental reserves	$ 27,426	$ 1,367	$ —	$ 8,259	$ 20,534
Valuation allowance for deferred tax assets	$ 26,624	$ (1,648)	$ 509	$ 3,981	$ 21,504
2021					
Allowance for doubtful accounts	$ 1,538	$ 1,216	$ —	$ 164	$ 2,590
Environmental reserves	$ 24,001	$ 4,964	$ —	$ 1,539	$ 27,426
Valuation allowance for deferred tax assets	$ 27,199	$ 108	$ 642	$ 1,325	$ 26,624

APPENDIX A
MUELLER INDUSTIRES, INC.
RECONCILATION OF OPERATING INCOME AS REPORTED TO NON-GAAP FINANCIAL MEASURES

	2023	2022	2021	2020	2019
Operating income	$ 756,053	$ 877,149	$ 655,845	$ 245,838	$ 191,403
Litigation settlement, net	—	—	—	(22,053)	—
Gain on sale of businesses & assets	(4,137)	(6,373)	(58,529)	—	(963)
Gain on insurance settlement	(19,466)	—	—	—	(485)
Impairment loss	6,258	—	2,829	3,771	—
ADJUSTED OPERATING INCOME	**738,708**	**870,776**	**600,145**	**227,556**	**189,955**
Operating income	756,053	877,149	655,845	245,838	191,403
Depreciation and amortization	39,954	43,731	45,390	44,843	42,693
EBITDA	**796,007**	**920,880**	**701,235**	**290,681**	**234,096**
Litigation settlement, net	—	—	—	(22,053)	—
Gain on sale of businesses & assets	(4,137)	(6,373)	(58,529)	—	(963)
Gain on insurance settlement	(19,466)	—	—	—	(485)
Impairment loss	6,258	—	2,829	3,771	—
ADJUSTED EBITDA	**$ 778,662**	**$ 914,507**	**$ 645,535**	**$ 272,399**	**$ 232,648**
Accounts Receivable	351,561	380,352	471,859	357,532	269,943
Inventory	380,248	448,919	430,244	315,002	292,107
Accounts Payable	(120,485)	(128,000)	(180,793)	(147,741)	(85,644)
NET WORKING CAPITAL	**$ 611,324**	**$ 701,271**	**$ 721,310**	**$ 524,793**	**$ 476,406**

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ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Company's headquarters at 150 Schilling Boulevard, Collierville, TN 38017, 8:00 a.m. local time (CDT), May 9, 2024.

CAPITAL STOCK INFORMATION

The Company declared and paid a quarterly cash dividend of 30 cents per common share in each of the first, second and third quarters of 2023. A proportionally adjusted dividend of 15 cents per common share was paid in the fourth quarter following the two-for-one stock split that took effect on October 20, 2023. Payment of dividends in the future is dependent upon our financial condition, cash flows, capital requirements, and other factors.

COMMON STOCK

As of February 23, 2024, the number of holders of record of Mueller's common stock was approximately 550.

NEW YORK STOCK EXCHANGE

On February 23, 2024, the closing price for Mueller's common stock on the New York Stock Exchange was $49.14.

FORM 10-K

The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:

c/o Mueller Industries, Inc.
Attention: Investor Relations
150 Schilling Blvd., Suite 100
Collierville, TN 38017

NYSE CERTIFICATIONS

The Company submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2023. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for 2023 and 2022.

MARKET FOR MUELLER INDUSTRIES SECURITIES

Common stock is traded on the NYSE (MLI).

TRANSFER AGENT, REGISTRAR & PAYING AGENT

To notify the Company of address changes, lost certificates, dividend payments, or account consolidations, security holders should contact:

Equiniti Trust Company, LLC
Shareholder Services Department
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660
Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: HelpAST@equiniti.com
Website: www.astfinancial.com

BOARD OF DIRECTORS

Gregory L. Christopher, Chairman
Terry Hermanson, Lead Independent Director
Elizabeth Donovan
William C. Drummond
Gary S. Gladstein
Scott J. Goldman
John B. Hansen
Charles P. Herzog, Jr.







Mueller Industries, Inc.
150 Schilling Blvd., Suite 100
Collierville, Tennessee 38017

(901) 753.3200
muellerindustries.com